As filed with the Securities and Exchange Commission on January 23, 2006
Registration No. 333-128765

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-effective Amendment No. 5
To
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Iomai Corporation
(Exact name of Registrant as specified in its charter)

Delaware	2834	52-2049149
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
20 Firstfield Road, Suite 250
Gaithersburg, Maryland 20878
(301) 556-4500
(Address, including zip code and telephone number, including area code, of Registrant’s principal executive offices)

Stanley C. Erck
Chief Executive Officer
Iomai Corporation
20 Firstfield Road, Suite 250
Gaithersburg, Maryland 20878
(301) 556-4500
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Paul M. Kinsella Ropes & Gray LLP One International Place Boston, MA 02110-2624 Phone: (617) 951-7000 Fax: (617) 951-7050	Frederick W. Kanner Glenn R. Pollner Dewey Ballantine LLP 1301 Avenue of the Americas New York, NY 10019-6092 Phone: (212) 259-8000 Fax: (212) 259-6333

     Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of Securities to	Amount to be	Offering Price	Aggregate	Amount of
be Registered	Registered(1)	Per Share(2)	Offering Price(1)(2)	Registration Fee(3)

Common Stock, $0.01 par value per share	7,187,500	$13.00	$93,437,500	$10,058

(1)	Includes offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) of the Securities Act of 1933, as amended.

(3)	Previously paid in the amount of $10,152 on October 3, 2005 in connection with the initial filing of this registration statement.
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	January 23, 2006

6,250,000 Shares
Common Stock

This is the initial public offering of our common stock. No public market currently exists for our common stock. We are offering all of the 6,250,000 shares of our common stock offered by this prospectus. We expect the public offering price to be between $11.00 and $13.00 per share.
We have applied to have our common stock included for quotation on The Nasdaq National Market under the symbol “IOMI.”
Certain of our existing stockholders and their affiliated entities have indicated an interest in purchasing up to $11.5 million of our common stock in this offering at the public offering price, or up to 958,333 shares of our common stock at an assumed public offering price of $12.00 per share. Although we expect these stockholders to purchase these shares of common stock, indications of interest are not binding agreements or commitments to purchase.
Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock in “Risk factors” beginning on page 7 of this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional 937,500 shares of our common stock at the public offering price, less the underwriting discounts and commissions payable by us, to cover over-allotments, if any, within 30 days from the date of this prospectus. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $ and our total proceeds, before expenses, will be $          .
The underwriters are offering the common stock as set forth under “Underwriting.” Delivery of the shares will be made on or about                     , 2006.

UBS Investment Bank	SG Cowen & Co.

First Albany Capital	Susquehanna Financial Group, LLLP

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock.
TABLE OF CONTENTS

Prospectus summary	1
Risk factors	7
Special note regarding forward-looking statements	26
Use of proceeds	27
Dividend policy	27
Capitalization	28
Dilution	30
Selected financial data	32
Management’s discussion and analysis of financial condition and results of operations	34
Business	49
Management	70
Certain relationships and related party transactions	81
Principal stockholders	84
Description of capital stock	87
Shares eligible for future sale	91
Underwriting	94
Notice to investors	98
Material U.S. federal income and estate tax consequences to non-U.S. holders	101
Legal matters	105
Experts	105
Where you can find additional information	105
Index to financial statements	F-1
Through and including                     (the 25th day after the date of this prospectus), federal securities laws may require all dealers that effect transactions in our common stock, whether or not participating in this offering, to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
Iomai®, Transcutaneous Immunizationtm, TCItm and the Iomai logo are trademarks or service marks of Iomai Corporation. All other trademarks and service marks appearing in this prospectus are the property of their respective holders.

i

Prospectus summary
This summary highlights selected information appearing elsewhere in this prospectus. While this summary highlights what we consider to be the most important information about us, you should carefully read this prospectus and the registration statement of which this prospectus is a part in their entirety before investing in our common stock, especially the risks of investing in our common stock which we discuss under “Risk factors”, and our financial statements and related notes beginning on page F-1.
Unless the context requires otherwise, the words “Iomai,” “we,” “us” and “our” refer to Iomai Corporation.
OUR BUSINESS
We are a biopharmaceutical company focused on the discovery, development and commercialization of vaccines and immune system stimulants delivered to the skin. Our products are designed to address large infectious disease markets where there are significant unmet medical needs or where we believe there is considerable potential for alternative delivery methods. Our proprietary technology, known as transcutaneous immunization, or TCI, is founded on the biological insight that the skin is a highly attractive environment for vaccination and immunostimulation, or stimulation of the immune system. TCI targets Langerhans cells, a specialized component of the immune system located in the outer layers of the skin, for the delivery of adjuvants, which are compounds that enhance the body’s immune response to the antigen in a vaccine, and/or antigens to stimulate a robust immune response. Our approach to vaccination and immunostimulation has the potential to enhance vaccine efficacy, expand the market for existing vaccines and enable the development of new vaccines.
We are developing two distinct product applications for our TCI technology. The first application is a needle-free vaccine patch applied to the skin that contains both pathogen-specific antigens, which are components of a pathogen that trigger immune responses that correspond with a specific disease, and an adjuvant. We are using this application to develop needle-free vaccines to replace currently injectable vaccines as well as novel vaccines that cannot be delivered by injection. The second application is an immunostimulant, or IS, patch that contains only an adjuvant. In this second application, we expect that our IS patch would be placed over the injection site of an existing injectable vaccine in order to stimulate a stronger immune response to that vaccine. Initially we expect to target our IS patch for use in patient populations with weakened or impaired immune systems, such as the elderly, for whom existing vaccines often do not elicit an adequate immune response. We are developing product candidates that utilize our TCI technology for the prevention of flu and travelers’ diarrhea. Each of these product candidates, consisting of a patch and one or more active ingredients, are treated together as a single investigational product candidate by the United States Food and Drug Administration, or FDA, even if any active ingredient is part of an existing approved product. None of our product candidates, or any of the active ingredients in our product candidates, have been approved by the FDA for sale or commercial use.
We currently have three product candidates in Phase 1 or Phase 2 clinical development:

➢	Needle-free flu vaccine patch. We are developing a needle-free flu vaccine patch that combines flu antigens with an adjuvant in a single patch. We completed a Phase 1 study of our needle-free flu vaccine patch in Europe during the fourth quarter of 2004 and are working to further optimize our formulation and product design. We plan to file with the FDA an investigational new drug application, or IND, relating to this product candidate in the first half of 2006 and plan to commence a Phase 1/2 trial in mid- 2006, with the goal of stimulating an immune response equal to or greater than that of existing injectable vaccines. We plan to conduct additional Phase 2 trials after completing the Phase 1/2 trial. Each flu season, approximately 15 million to 60 million people in the United States become ill with influenza.

➢	IS patch for elderly receiving flu vaccines. We are developing an IS patch to improve the immune response of the elderly to existing injectable influenza vaccines. We have completed a number of Phase 1 studies of our IS patch in the United States and Phase 1 and Phase 2 studies in Europe, and plan to commence a Phase 2 study in the United States in 2006. Approximately 40,000 individuals aged 65 and over die from influenza, influenza-related pneumonia and related respiratory complications in the United States each year, making influenza one of the leading causes of death among the elderly. Our IS patch, when administered in combination with existing commercially available injectable flu vaccines distributed by different flu vaccine manufacturers which would require individual testing and FDA approval with our IS patch, is designed to improve the immune response of the elderly to these flu vaccines.

➢	Needle-free travelers’ diarrhea vaccine patch. We are also developing a needle-free travelers’ diarrhea vaccine patch product candidate, consisting of a new vaccine and patch delivery system, for which we completed a safety and efficacy trial in the United States during the first quarter of 2005. We are currently preparing for Phase 2 trials designed to determine the final dry patch formulation, number and timing of doses, and duration of patch wear. If we successfully complete these Phase 2 trials as anticipated by early 2007, we expect to begin enrollment in Phase 3 clinical trials in mid-2007. Travelers’ diarrhea usually is contracted by the ingestion of food or water contaminated with Enterotoxigenic E. coli bacteria (ETEC). The United States Centers for Disease Control and Prevention estimates that 20% to 50% of international travelers contract travelers’ diarrhea. Currently, in the United States there are no approved vaccines against travelers’ diarrhea caused by ETEC.
IS patch for pandemic flu preclinical program. In addition, we are currently engaged in preclinical development of an IS patch to be administered in combination with pandemic flu vaccines. When a new, highly infectious and dangerous strain of the influenza virus appears, the general lack of immunity to this strain in the general population can lead to a pandemic outbreak that quickly spreads. Signs of a possible pandemic flu have emerged in Southeast Asia, as lethal infections of poultry and humans with avian influenza virus continue. In response, the United States government has been actively trying to address the risk. President Bush recently announced a $7.1 billion initiative to prevent the spread of pandemic flu. The United States government is also encouraging companies to expand the current United States vaccine production capacity. The manufacture of flu vaccine is a complex and time consuming process. As a result, vaccine manufacturers may not be able to rapidly scale up production to meet increased demand in the event of an outbreak of pandemic flu. Because of these manufacturing limitations, governments are exploring dose-sparing strategies by which a smaller dose of vaccine could produce an effective immune response.
We believe that our IS patch may play an important role in dose-sparing strategies by either reducing the required dose or improving the timing and/or magnitude of the immune response when the IS patch is administered in combination with an injected pandemic flu vaccine. We have conducted preclinical studies in mice that highlight the dose-sparing potential of our IS patch for injectable pandemic flu vaccines. We believe our IS patch for pandemic flu presents an attractive dose-sparing alternative because it has the potential to be used with pandemic flu vaccines being developed by different manufacturers without requiring different formulations or packaging. In January 2005, the NIH awarded us a two-year, $2.9 million grant for further development of our IS patch technology for pandemic flu applications. We are continuing to conduct preclinical studies of our IS patch for pandemic flu and continue to seek additional government funding for these studies. Because pandemic flu vaccines are still being developed by third parties and no pandemic flu vaccines have been approved by the FDA for use, and because our IS patch for pandemic flu is in the preclinical development stage and extensive additional preclinical and clinical testing would be required before approval, this product candidate may not be available for the potential treatment of pandemic flu in the next few years, if ever.
We believe, based on our Phase 1 and Phase 2 clinical trials and our preclinical development experience, that our TCI technology may offer the following potential advantages over traditional, injection-based approaches to vaccination:

➢	increased efficacy with reduced risk of side effects;

➢	increased patient compliance;

➢	safer administration and disposal;

➢	reduced dosages; and

➢	cheaper transport and storage.
In addition to the risks related to our ability to successfully complete development of our product candidates, successfully complete clinical testing and obtain FDA approval, there are some potential disadvantages to our product candidates that may also adversely affect our ability to commercialize them. For example, as currently administered in our clinical trials, our product candidates require abrasive pretreatment of the skin, and the adjuvant in our product candidates also has known side effects, which may be disadvantages that limit their commercial acceptance. In addition, our patch-based technologies may be subject to lower levels of third-party reimbursement than injection-based vaccines or other competitive products. These and other potential disadvantages may hinder the development or commercialization of our product candidates.
We believe that TCI technology is broadly applicable and may provide the means to prevent or mitigate many diseases. On the basis of our clinical and preclinical findings to date, we believe products based on our TCI technology have the potential to address major unmet needs in preventing infectious diseases and could represent a fundamental change in the way vaccines are administered.
OUR STRATEGY
Our goal is to become a leader in the discovery, development and commercialization of vaccines and immunostimulants delivered to the skin. The key elements of our strategy are to:

➢	seek a strategic collaboration for the development, marketing and commercialization of our needle-free flu vaccine;

➢	commercialize our IS patch for elderly individuals receiving flu vaccines;

➢	develop our IS patch for pandemic flu applications;

➢	commercialize our needle-free travelers’ diarrhea vaccine patch;

➢	continue to develop and expand our manufacturing capabilities to retain manufacturing rights; and

➢	leverage our broad technology platform to develop additional product candidates.
RISKS ASSOCIATED WITH OUR BUSINESS
Our business is subject to numerous risks, as more fully described in the section entitled “Risk factors” immediately following this prospectus summary. We are a development-stage company with no commercial products. We have not received regulatory approval for, nor generated commercial revenue from, any of our product candidates. Our product candidates are at an early stage of development and are unproven. If we do not successfully commercialize our product candidates, we will be unable to achieve our business objectives. We have a limited operating history and have incurred substantial losses since inception. We incurred a net loss of approximately $11.5 million for the nine months ended September 30, 2005 and have an accumulated deficit of approximately $61.6 million from inception through September 30, 2005. We anticipate that, for the next several years, we will not generate revenues from commercial sales and will incur substantial additional losses. We will need additional funding, such funding may not be available on acceptable terms or at all. We may never become profitable.
CORPORATE INFORMATION
We were incorporated in Delaware on May 14, 1997. Our address is 20 Firstfield Road, Suite 250, Gaithersburg, Maryland 20878, U.S.A. Our telephone number is (301) 556-4500. Our website address is www.iomai.com. Information contained in, and that can be accessed through, our website is not incorporated into and does not form a part of this prospectus.

The offering

Common stock we are offering	6,250,000 shares

Common stock to be outstanding after this offering	18,147,388 shares

Use of proceeds after expenses	We estimate that the net proceeds from this offering will be approximately $67.8 million, or approximately $78.2 million if the underwriters exercise their over-allotment option in full. Net proceeds were calculated assuming underwriting discounts and commissions of 7%. We expect to use the net proceeds from this offering to fund our clinical trials and for other general corporate purposes.

Proposed Nasdaq National Market symbol	IOMI
The number of shares of our common stock to be outstanding after this offering is based on 11,897,388 shares of common stock outstanding as of December 31, 2005 after giving effect to the conversion of 144,324,612 shares of preferred stock outstanding as of December 31, 2005 into 11,101,866 shares of our common stock at the closing of this offering.
The number of shares of our common stock outstanding immediately after this offering excludes:

➢	1,893,264 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2005, with exercise prices ranging from $0.91 to $34.19 per share and a weighted average exercise price of $1.64 per share;

➢	1,267,074 additional shares of common stock reserved for future grants under our 1998 Stock Option Plan, 1999 Stock Incentive Plan, 2005 Incentive Plan and 2006 Employee Stock Purchase Plan as of December 31, 2005;

➢	35,243 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2005, at a weighted average exercise price of $5.75 per share.
Unless otherwise indicated, all information in this prospectus:

➢	assumes the issuance and sale of 6,250,000 shares of our common stock in the offering at an initial public offering price of $12.00 per share;

➢	gives effect to our Third Amended and Restated Certificate of Incorporation, which we will file prior to the closing of this offering;

➢	gives effect to a 1-for-13 reverse stock split that was effected on December 2, 2005;

➢	gives effect to the automatic conversion of all outstanding shares of our preferred stock into 11,101,866 shares of common stock upon the closing of this offering; and

➢	assumes no exercise by the underwriters of their option to purchase up to 937,500 shares of our common stock in this offering to cover over-allotments.
Certain of our existing stockholders and their affiliated entities, including New Enterprise Associates, Essex Woodlands, and Technology Partners, have indicated an interest in purchasing up to $11.5 million of our common stock in this offering at the public offering price, or up to 958,333 shares of our common stock at an assumed public offering price of $12.00 per share. Although we expect these stockholders to purchase these shares of common stock, indications of interest are not binding agreements or commitments to purchase.

Summary financial data
We have derived our statement of operations data for the years ended December 31, 2002, 2003 and 2004 from our audited financial statements included in this prospectus. We have derived our balance sheet data as of September 30, 2005 and statement of operations data for each of the nine months ended September 30, 2004 and 2005 from our unaudited financial statements included in this prospectus. The unaudited financial statement data include, in our opinion, all adjustments (consisting only of normal recurring adjustments) that are necessary for a fair presentation of our financial position and results of operations for these periods. Operating results for the nine months ended September 30, 2005 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2005. You should read the summary financial data set forth below in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and with our financial statements and related notes included in this prospectus.

				Nine months ended
	Year ended December 31,			September 30,

Statement of operations data:	2002	2003	2004	2004	2005

				(unaudited)
	(in thousands, except share and per share data)
Revenues:
License, option agreements and grants	$995	$1,601	$2,345	$2,244	$2,330
Cost and expenses:
Research and development	7,354	13,332	14,349	10,636	11,487
General and administrative	2,411	3,348	3,206	2,257	2,516
Purchased in-process research and development	2,517	—	—	—	—
Reimbursed by related party	(426)	—	—	—	—

Total costs and expenses	11,856	16,680	17,555	12,893	14,003
Loss from operations	(10,861)	(15,079)	(15,210)	(10,649)	(11,673)
Other (expense) income:
Gain on discharge of convertible notes payable	11,219	—	—	—	—
Interest income	57	953	620	505	322
Interest expense	(2,120)	(128)	(265)	(133)	(355)
Other expense, net	(75)	(448)	(225)	(214)	(22)

Total other (expense) income, net	9,081	377	130	158	(55)
Net loss	(1,780)	(14,702)	(15,080)	(10,491)	(11,728)
Dividends on and accretion of convertible preferred stock	(380)	(5,466)	(5,525)	(4,128)	(4,162)
Carrying value of preferred stock in excess of fair value transferred	11,092	—	—	—	—

Net income (loss) available to common stockholders	$8,932	$(20,168)	$(20,605)	$(14,619)	$(15,890)
Net income (loss) per share of common stock—basic and diluted	$11.79	$(26.43)	$(26.90)	$(19.10)	$(20.31)

Weighted average number of shares of common stock outstanding—basic and diluted	757,402	763,075	765,945	765,229	782,391

Pro forma net loss per share of common stock—basic and diluted (unaudited)(1)			$(1.27)		$(0.99)

Pro forma weighted average shares of common stock outstanding— basic and diluted (unaudited)(1)			11,867,811		11,884,257

(1)	The pro forma basic and diluted net loss per share reflects the weighted effect of the assumed conversion of preferred stock. The pro forma amounts do not give effect to the exercise of warrants to purchase 35,243 shares of common stock at a weighted average exercise price of $5.75 per share. See Note 2 to our financial statements for information regarding computation of basic and diluted net loss per share attributed to common stockholders and pro forma basic and diluted net loss per share attributed to common stockholders. The pro forma basic and diluted net loss per share attributable to common stockholders reflects the weighted effect of the assumed conversion of our convertible preferred stock into shares of common stock at the conversion rates in effect for the period presented.

	As of September 30, 2005

			Pro forma as
Balance sheet data:	Actual	Pro forma(1)	adjusted(2)

	(unaudited)
	(in thousands)
Cash, cash equivalents and marketable securities(3)	$11,668	11,668	78,764
Working capital	6,813	6,813	74,568
Total assets	17,662	17,656	85,416
Debt and capital lease obligations	4,630	4,630	4,630
Redeemable convertible preferred stock and Series C warrant	69,093	—	—
Common stock subject to put right	1,958	1,958	—
Total stockholders’ equity (deficit)	(61,060)	8,059	77,772

(1)	Pro forma to give effect to the conversion, upon the closing of this offering of all preferred stock into 11,101,866 shares of our common stock. The pro forma amounts do not give effect to the exercise of warrants to purchase 35,243 shares of common stock at a weighted average exercise price of $5.75 per share.

(2)	Pro forma as adjusted to give further effect to the sale of 6,250,000 shares of our common stock we are offering pursuant to this prospectus at an assumed initial public offering price of $12.00 per share and the receipt of the estimated net proceeds therefrom after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma amounts do not give effect to the exercise of warrants to purchase 35,243 shares of common stock at a weighted average exercise price of $5.75 per share.

(3)	Includes restricted cash of $63 and restricted marketable securities of $596.

Risk factors
Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus before deciding to invest in our common stock. If any of the following risks actually occur, they may materially harm our business and our financial condition and results of operations. In this event, the market price of our common stock could decline and you could lose part or all of your investment.
RISKS RELATING TO OUR BUSINESS
We are a biopharmaceutical company with a limited operating history and have generated no revenue from product sales. As a development stage company, we face many risks inherent in our business. If we do not overcome these risks, our business will not succeed.
Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. We commenced operations in May 1997, and since that time we have been engaged in research and development activities in connection with our product candidates. We have never generated any revenue from product sales. All of our current product candidates are at an early stage of development, and we do not expect to realize revenue from product sales for several more years, if at all. In addition, we are not currently receiving any significant funding for our research and development programs from third parties through collaborations or grants. We are seeking to create a business based upon new technology that is intended to change existing practices of vaccine delivery. As such, we are subject to all the risks incident to the creation of new products and may encounter unforeseen expenses, difficulties, complications and delays and other unknown factors. You also should consider that we will need to:

➢	obtain sufficient capital to support our efforts to develop our technology and commercialize our product candidates;

➢	complete and continue to enhance the product characteristics and development of our product candidates; and

➢	attempt to transition from a development stage company to a company capable of supporting commercial activities.
We have a history of operating losses and may never be profitable.
We have incurred substantial losses since our inception, and we expect to continue to incur substantial losses for the foreseeable future. Our net loss for the nine months ended September 30, 2005 was $11.5 million. As of September 30, 2005, we had an accumulated deficit of approximately $61.6 million. These losses have resulted principally from costs incurred in our research and development programs and from our general and administrative costs. We expect to incur additional operating losses in the future, and we expect these losses to increase significantly, whether or not we generate revenue, as we expand our product development and clinical trial efforts. These losses have had, and are expected to continue to have, an adverse impact on our working capital, total assets and stockholders’ equity.
To date, we have generated no revenue from product sales or royalties. We do not expect to achieve any revenue from product sales or royalties unless and until we receive regulatory approval and begin commercialization of our product candidates. We are not certain of when, if ever, that will occur.
Even if the regulatory authorities approve any of our product candidates and we commercialize these candidates, we may never be profitable. Even if we achieve profitability for a particular period, we may not be able to sustain or increase profitability.

Risk factors

We will need additional funding, and we cannot guarantee that we will find adequate sources of capital in the future.
As of September 30, 2005, we had approximately $11.0 million in cash, cash equivalents and marketable securities. As of December 31, 2005, this amount was approximately $5.2 million. We have incurred negative cash flows from operations since inception and have expended, and expect to continue to expend, substantial funds to conduct our research and development programs. We believe that our current working capital and reimbursement of expenses under our existing grants will be sufficient to fund our operating expenses and capital requirements into the second quarter of 2006, and, if the assumed net proceeds from this offering are included, through 2007, although we cannot assure you that we will not require additional funds before then. We have based this estimate on assumptions that may prove to be wrong. Our future capital requirements will depend on many factors, including:

➢	the number, size and complexity of our clinical trials;

➢	our progress in developing our product candidates;

➢	the timing of and costs involved in obtaining regulatory approvals;

➢	costs of manufacturing our product candidates;

➢	costs to maintain, expand and protect our intellectual property portfolio; and

➢	costs to develop our sales and marketing capability.
We expect to seek to raise additional funds in advance of when we exhaust our cash resources, which, if we raise additional funds by issuing equity securities, will result in further dilution to our stockholders. Any equity securities issued also may provide for rights, preferences or privileges senior to those of holders of our common stock. If we raise additional funds by issuing debt securities, these debt securities would have rights, preferences and privileges senior to those of holders of our common stock, and the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technology, product candidates or products that we would otherwise seek to develop or commercialize ourselves, or to grant licenses on terms that are not favorable to us.
We do not know whether additional financing will be available on commercially acceptable terms when needed. If adequate funds are not available or are not available on commercially acceptable terms, we may need to downsize or halt our operations and may be unable to continue developing our products.
The success of some programs, such as our needle-free flu vaccine patch, may depend on licensing biologics from, and entering into collaboration arrangements with, third parties. We cannot be certain that our licensing or collaboration efforts will succeed or that we will realize any revenue from them.
The success of our business strategy is, in part, dependent on our ability to enter into multiple licensing and collaboration arrangements and to manage effectively the numerous relationships that will result. For example, we currently do not intend to manufacture any product components other than LT adjuvant and formulated patches. Therefore, we will need to negotiate agreements to acquire biologics, such as the flu antigens contained in our needle-free flu vaccine patch, and other product components from third parties in order to develop some of our vaccine candidates (other than our needle-free travelers’ diarrhea vaccine patch and IS patch). We are seeking a collaboration with respect to our needle-free flu patch. A failure to enter into a collaboration could delay development of this

Risk factors

product candidate. Also, we may not establish a direct sales force for our products and, therefore, may need to establish marketing arrangements with third parties or major pharmaceutical companies.
Our ability to enter into agreements with commercial partners depends in part on convincing them that our TCI technology can help achieve and accelerate their goals or efforts. This may require substantial time and effort on our part. While we anticipate expending substantial funds and management effort, we cannot assure you that a strategic relationship will result or that we will be able to negotiate additional strategic agreements in the future on acceptable terms, if at all. Furthermore, we may incur significant financial commitments to collaborators in connection with potential licenses and sponsored research agreements. Generally, we will not be able to directly control the areas of responsibility undertaken by our strategic partners and will be adversely affected should these partners prove unable to carry the product candidates forward to full commercialization or should they lose interest in dedicating the necessary resources toward developing such products quickly.
Third parties may terminate our licensing and other strategic arrangements if we do not perform as required under these arrangements. Generally, we expect that agreements for rights to develop technologies will require us to exercise diligence in bringing product candidates to market and will require us to make milestone and royalty payments that, in some instances, are substantial. Our failure to exercise the required diligence or make any required milestone or royalty payment could result in the termination of the relevant license agreement, which could have a material adverse effect on us and our operations. In addition, these third parties may also breach or terminate their agreements with us or otherwise fail to conduct their activities in connection with our relationships in a timely manner. If we or our partners terminate or breach any of our licenses or relationships, we:

➢	may lose our rights to develop and market our product candidates;

➢	may lose patent and/or trade secret protection for our product candidates;

➢	may experience significant delays in the development or commercialization of our product candidates;

➢	may not be able to obtain any other licenses on acceptable terms, if at all; and

➢	may incur liability for damages.
Licensing arrangements and strategic relationships in our industry can be very complex, particularly with respect to intellectual property rights. Disputes may arise in the future regarding ownership rights to technology developed by or with other parties. These and other possible disagreements between us and third parties with respect to our licenses or our strategic relationships could lead to delays in the research, development, manufacture and commercialization of our product candidates. These disputes could also result in litigation or arbitration, both of which are time-consuming and expensive. These third parties also may pursue alternative technologies or product candidates either on their own or in strategic relationships with others in direct competition with us.
None of our product candidates has been approved for commercial sale, and we may never receive such approval.
All of our product candidates are in early pre-commercial stages, and we do not expect our product candidates to be commercially available for several years, if at all. We expect that each of our product candidates, consisting of a patch and one or more active ingredients, will be treated together as a single investigational product by the FDA, even if any active ingredient is part of an existing approved product. None of the active ingredients in our product candidates have been approved by the FDA for commercial sale in any product. Our product candidates are subject to stringent regulation by

Risk factors

regulatory authorities in the United States and in other countries. We cannot market any product candidate until we have completed our clinical trials and have obtained the necessary regulatory approvals for that product candidate. We do not know whether regulatory authorities will grant approval for any of our product candidates.
Conducting clinical trials and obtaining regulatory approvals are uncertain, time consuming and expensive processes. Our product candidates must complete rigorous preclinical testing and clinical trials. It will take us many years to complete our testing, and failure could occur at any stage of testing. Results of early trials frequently do not predict results of later trials, and acceptable results in early trials may not be repeated.
Even if we complete preclinical and clinical trials successfully, we may not be able to obtain regulatory approvals. Data obtained from preclinical and clinical studies are subject to varying interpretations that could delay, limit or prevent regulatory approval, and failure to observe regulatory requirements or inadequate manufacturing processes are examples of other problems that could prevent approval. In addition, we may encounter delays or rejections due to additional government regulation from future legislation, administrative action or changes in FDA policy. Even if the FDA approves a product, the approval will be limited to those indications encompassed in the approval; marketing the product for a different indication would require a supplementary application.
Outside the United States, our ability to market any of our potential products is contingent upon receiving marketing authorizations from the appropriate regulatory authorities. These foreign regulatory approval processes include all of the risks associated with the FDA approval process described above.
If our research and testing is not successful, or if we cannot show that our product candidates are safe and effective, we will be unable to commercialize our product candidates, and our business may fail.
Our technology is unproven and presents challenges for our product development efforts.
Our TCI technology represents a novel approach to stimulating the body’s immune system. There is no precedent for the successful commercialization of product candidates based on our technology. Developing biopharmaceuticals based on new technologies presents inherent risks of failure, including:

➢	research could demonstrate that the scientific basis of our technology is incorrect or less sound than we had believed;

➢	unexpected research results could reveal side effects or other unsatisfactory conditions that either will add cost to development of our product candidates or jeopardize our ability to complete the necessary clinical trials; and

➢	time and effort required to solve technical problems could sufficiently delay the development of product candidates such that any competitive advantage that we may enjoy is lost.
All of our product candidates currently in development rely on LT, a naturally occurring bacterial toxin, as an adjuvant. LT has been shown to cause undesirable side effects when delivered through conventional mechanisms such as injection, intranasal and oral delivery methods. LT cannot be administered orally as an adjuvant and was linked to an increase in the risk of Bell’s palsy, a temporary paralysis of the facial muscles, when used in a nasal flu vaccine that was on the market in Europe during the 2000/2001 flu season. If we find that LT is not safe when administered to patients through the skin using our TCI technology, we will not be able to use LT as an adjuvant in our products. This would have a material adverse effect on our product development efforts.
Successful commercialization of our TCI technology will require integration of multiple dynamic and evolving components, such as antigens, adjuvants and a delivery mechanism, into finished product

Risk factors

candidates. This complexity will likely increase the number of technical problems that we can expect to confront in the clinical and product development processes and, therefore, add to the cost and time required to commercialize each product candidate.
As part of our product development efforts, we may make significant changes to our product candidates. These changes may not yield the benefits that we expect.
We have made changes in the design or application of our product candidates in response to preclinical and clinical trial results and technological changes, and we may make additional changes in the future before we are able to commercialize our products. These and other changes to our product candidates may not yield the benefits that we expect and may result in complications and additional expenses that delay the development of our product candidates. In addition, changes to our product candidates may not be covered by our existing patents and patent applications, and may not qualify for patent protection, which could have a material adverse effect on our ability to commercialize our product candidates. See the risk factor entitled “If we are unable to protect our intellectual property, we may not be able to operate our business profitably.”
We recently began testing a new formulation for our TCI patch technology. If this new formulation does not perform as well as we expect, we will need to seek an alternate formulation for our patch, which would delay, or prevent, the development of our TCI products.
In order to accelerate our product development efforts, we have conducted many of our clinical trials to date using a “wet patch,” which entails topically administering antigens and adjuvants to the skin in liquid form and covering the area with a gauze bandage. In order to successfully commercialize our products, we believe we will need to, and we intend to, administer our needle-free vaccine patches and IS patches using a “dry patch.” In a dry patch, antigens and adjuvants would be incorporated into the patch through the manufacturing process. In a Phase 2 clinical study of our IS patch using a dry patch formulation, we were unable to replicate the clinical data obtained in a similar prior trial using a wet patch formulation in the elderly indicating that adding an adjuvant-containing patch to a standard flu injection could result in an improved immune response. After analysis, we concluded that we were not able to replicate the previous results due to a change in formulation, which we believe caused the active agent, our LT adjuvant, to remain in the patch and, therefore, not to be delivered to the skin. Based on data from animal studies, we expect our new dry patch formulations will be at least equivalent to the wet patches used in our recent clinical trials; however, we will not know whether these dry patch formulations will perform adequately until they are tested in humans. If they do not perform as we expect, we would need to reformulate them again. If we are unable to produce our products in a dry patch formulation, it could significantly reduce the commercial attractiveness of our products. In that case, we may have to repeat studies, which would increase our development costs and delay our clinical development programs.
We may be required to conduct clinical trials of our IS patch with flu vaccines developed by different manufacturers, which may lead to added cost and delay in approval and commercialization of our IS patch.
In order for our IS patch to gain approval from the FDA and to be used with commercially available injectable flu vaccines, we may need to conduct multiple clinical trials of our IS patch with multiple flu vaccines developed by different manufacturers. This may substantially expand the cost and time required for the clinical trials of our IS patch, which could delay its potential approval by the FDA and its commercialization.

Risk factors

We recently began developing and manufacturing heat labile toxin which may not perform comparably to the heat labile toxin we have purchased for use in previous clinical trials.
Until recently, we have obtained all of the heat labile toxin (LT) used as an adjuvant in our product candidates (and also as an antigen in our needle-free travelers’ diarrhea vaccine patch) from a contract manufacturer. We believe that it is important for us to have control over the manufacture and development of the LT used in our product candidates. As a result, we have terminated our relationship with our contract manufacturer and have developed and are manufacturing our own strain of LT. Because LT is produced in biological processes, there can be no assurance of equivalence between the materials manufactured by our previous supplier and materials manufactured by us in our pilot plant in terms of purity, safety, potency and concentration. While we believe our LT strain is substantially similar to the LT provided by the contract manufacturer and the two strains appear to perform comparably in animal studies, we will not know if there are any differences in humans until we perform comparability studies in humans.
The skin pretreatment methods used in connection with our product candidates may make our products less attractive to consumers.
We have observed in our product development efforts that the delivery of antigens and adjuvants to Langerhans cells through the skin is significantly improved by pretreating the skin to disrupt the outer dead layer of skin, known as the stratum corneum. Based on animal studies, we believe that the method and level of skin pretreatment may differ from one product candidate to another because of the different physical properties of the active ingredients. Therefore, more than one pretreatment method may be required for our different products to be effective. In recent clinical studies for our needle-free travelers’ diarrhea vaccine patch and IS patch, we have tested simple abrasive materials to disrupt the stratum corneum and are now working to design and test improved embodiments of these materials for use in our upcoming clinical trials for our product candidates. We believe our pretreatments will be simple to perform and will not involve discomfort to the patient. However, to the degree that our pretreatments are not perceived to be simple to perform or involve patient discomfort, it could reduce the attractiveness of our products since alternative vaccines or treatments are available for many of the indications that our product candidates under development seek to address.
If any of our products is approved for commercial sale, we may be subject to penalties if we fail to comply with post-approval regulatory requirements or experience unanticipated problems with any approved products.
If we obtain marketing approval for a product, that product, along with the associated manufacturing processes, any post-approval clinical data and the advertising and promotional activities for the product will be subject to stringent ongoing regulation including review and periodic inspection by the FDA and other regulatory bodies. Product approval may be subject to limitations on the indicated uses for which the product may be marketed or to other restrictive conditions of approval. Furthermore, any approval may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product. Later discovery of previously unknown problems with our products or failure to comply with regulatory requirements, may result in:

➢	product recalls;

➢	revocation of previously granted approvals;

➢	the need to conduct additional clinical trials; and

➢	fines and other censures.

Risk factors

We may be slow or unable to adapt to changes in existing regulatory requirements or the adoption of new regulatory requirements or policies.
If physicians and patients do not accept our products, we may be unable to generate significant revenue.
Even if any of our vaccine candidates obtain regulatory approval, they still may not gain market acceptance among physicians, patients and the medical community, which would limit our ability to generate revenue and would adversely affect our results of operations. Physicians will not recommend products developed by us or our collaborators until clinical data or other factors demonstrate the safety and efficacy of our products as compared to other available treatments. Even if the clinical safety and efficacy of our products is established, physicians may elect not to recommend these products for a variety of factors, including the reimbursement policies of government and third-party payors. There are other established treatment options for the diseases that many of our product candidates target, such as travelers’ diarrhea and the flu. In order to successfully launch a product based on our TCI technology, we must educate physicians and patients about the relative benefits of our products. If our products are not perceived as easy and convenient to use, for example as compared to an injectable vaccine or antibiotics, or are perceived to present a greater risk of side effects or are not perceived to be as effective as other available treatments, physicians and patients might not adopt our products. A failure of our technology to gain commercial acceptance would have a material adverse effect on our business. We expect that, if approved for commercialization, our needle-free travelers’ diarrhea vaccine patch will be paid for by patients out of pocket. Our needle-free travelers’ diarrhea vaccine patch is not designed to protect against all forms of travelers’ diarrhea, rather it is designed to protect against only those cases of travelers’ diarrhea caused by ETEC and in which the LT toxin is present. We estimate this to be approximately one-third of all cases of travelers’ diarrhea. This could limit commercial acceptance of this product. Because our needle-free flu vaccine patch and IS patch candidates are targeted at preventing or ameliorating the effects of flu infection, if the launch of these products for a particular flu season fails, we may not receive significant revenues from that product until the next season, if at all. See the risk factors set forth below entitled “Our competitors in the biopharmaceutical industry may have superior products, manufacturing capability or marketing expertise,” “Our ability to generate revenues will be diminished if we fail to obtain acceptable prices or an adequate level of reimbursement for our products from third-party payors,” and “We have no experience in sales, marketing and distribution and will depend on the sales and marketing efforts of third parties.”
Our IS patch for pandemic flu program relies on government health organizations for funding clinical development and for ultimately procuring the product, if approved.
We currently rely upon funding from the United States government for the preclinical development of our IS patch for pandemic flu and plan to seek additional funding from the United States government for this program. The procurement of government funding is a time consuming process and is subject to government appropriations and other political risks. As a result, the receipt by us of funds from the United States government to fund our research and development of our IS patch for pandemic flu cannot be assured. In addition, if approved, we expect that United States and foreign governments would be the entities procuring any pandemic flu products, not individual consumers. While there has recently been increased public awareness of the risks of pandemic flu, government health organizations may not devote significant resources to the prevention of an outbreak and may not seek to procure pandemic flu products from us. The acceptance of our product candidate for pandemic flu may depend on whether government health organizations adopt a dose-sparing strategy to prevent pandemic flu and whether a competing technology for dose sparing is adopted. If a dose-sparing strategy is not

Risk factors

endorsed or a competing technology for dose sparing is adopted, our product candidate will not yield any revenues.
The development and clinical testing of our IS patch for pandemic flu product candidate will likely take several years. Even if our IS patch for pandemic flu obtains regulatory approval, by that time the threat of a pandemic flu outbreak may be reduced or government health organizations may have adequate stockpiles of flu vaccine or have adopted other technologies or strategies to prevent or limit outbreaks.
Even if our IS patch for pandemic flu gains regulatory approval and governmental health organizations choose to stockpile the product, we may be not be able to produce enough of the product to fulfill public health and safety needs.
Our license to use TCI technology from The Walter Reed Army Institute of Research, or WRAIR, is critical to our success. Under some circumstances, WRAIR may modify or terminate our license or sublicense the TCI technology to third parties which could adversely affect our business.
We license substantially all of our patented and patentable TCI technology through an exclusive license from WRAIR, a federal government entity. This license will terminate automatically on the expiration date of the last to expire patent subject to the license, which, based on currently issued patents and our assumption that such patents will not be invalidated, would be February 2019. WRAIR may unilaterally modify or terminate the license if we, among other things:

➢	do not expend reasonable efforts and resources to carry out the development and marketing of the licensed TCI technology and do not manufacture, use, or operate products that use the TCI technology by April 2008 (subject to extension based upon a showing of reasonable diligence in developing the technology);

➢	do not continue to make our TCI-based products available to the public on commercially reasonable terms after we have developed such products;

➢	misuse the licensed TCI technology or permit any of our affiliates or sub-licensees to do so;

➢	fail to pay royalties or meet our other payment or reporting obligations under the license;

➢	become bankrupt; or

➢	otherwise materially breach our obligations under the license.
As we do not expect to have regulatory approval for any of our TCI-based product candidates by April 2008, we may need to seek an extension of the April 2008 milestone. If we violate the terms of the WRAIR license, or otherwise lose our licensed rights to the TCI technology, we would likely be unable to continue to develop our products. WRAIR and third parties may dispute the scope of our rights to the TCI technology under the license. Additionally, WRAIR may breach the terms of its obligations under the license or fail to prevent infringement or fail to assist us to prevent infringement by third parties of the patents underlying the licensed TCI technology. Loss or impairment of the WRAIR license for any reason could materially harm our financial condition and operating results.
In addition to WRAIR’s termination and modification rights described above, our license is subject to a non-exclusive, non-transferable, royalty-free right of the United States government to practice the licensed TCI technology for research and other governmental purposes on behalf of the United States and on behalf of any foreign government or international organization pursuant to any existing or

Risk factors

future treaty or agreement with the United States. WRAIR also reserves the right to require us to grant sublicenses to third parties if WRAIR determines that:

➢	such sublicenses are necessary to fulfill public health and safety needs that we are not reasonably addressing;

➢	such sublicenses are necessary to meet requirements for public use specified by applicable United States government regulations with which we are not reasonably in compliance; or

➢	we are not manufacturing our products substantially in the United States.
Although we are currently the only parties licensed to actively develop the TCI technology, we cannot assure you that WRAIR will not in the future require us to sublicense the TCI technology. Any action by WRAIR to force us to issue such sublicenses or development activities instituted by the United States government pursuant to its reserved rights in the TCI technology would erode our ability to exclusively develop products based on the TCI technology and could materially harm our financial condition and operating results.
Licenses of technology owned by agencies of the United States government, including the WRAIR license, require that licensees—in this case, us—and our affiliates and sub-licensees agree that products covered by the license will be manufactured substantially in the United States. This may restrict our ability to contract for manufacturing facilities, if we attempt to do so, outside the United States and we may risk losing our rights under the WRAIR license, which could materially harm our financial condition and operating results.
If we are unable to protect our intellectual property, we may not be able to operate our business profitably.
We base our TCI technology in large part on innovations for which WRAIR has sought protection under the United States and certain foreign patent laws. We consider patent protection of our TCI technology to be critical to our business prospects. As of December 31, 2005, there are three issued United States patents, 20 issued foreign patents and 45 United States and foreign patent applications relating to TCI and improvements on the technology. The three issued United States patents will expire between November 2016 and February 2019. The issued foreign patents will expire between November 2017 and February 2019. While we have filed several patent applications relating to the use of our IS patch technology in conjunction with existing injectable vaccines, no patent relating to that technology has been issued. Under our license agreement with WRAIR, we bear financial responsibility for the preparation, filing, prosecution and maintenance of any and all patents and patent applications licensed. With respect to enforcement, we have the right to bring actions to enforce patents licensed under the WRAIR license agreement, subject to WRAIR’s continuing right to intervene, and WRAIR maintains the right to bring enforcement actions if we fail to do so.
Patent protection in the field of biopharmaceuticals is highly uncertain and involves complex legal and scientific questions and has recently been the subject of much litigation. We cannot control when or if any patent applications will result in issued patents. Even if issued, our patents may not afford us protection against competitors marketing similar products. Neither the US Patent and Trademark Office nor the courts have a consistent policy regarding the breadth of claims allowed or the degree of protection afforded under many biopharmaceutical patents. The claims of our existing US patents and those that may issue in the future, or those licensed to us, may not offer significant protection of our TCI technology and other technologies. Our patents on transcutaneous immunization, in particular, are broad in that they cover the delivery of antigens and adjuvants to the skin to induce an immune response. While our TCI technology is covered by issued patents and we are not aware of any challenges, patents with broad claims tend to be more vulnerable to challenge by other parties than

Risk factors

patents with more narrowly written claims. Patent applications in the United States and many foreign jurisdictions are typically not published until 18 months following their priority filing date, and in some cases not at all. In addition, publication of discoveries in scientific literature often lags significantly behind actual discoveries. Therefore, neither we nor our licensors can be certain that we or they were the first to make the inventions claimed in our issued patents or pending patent applications, or that we or they were the first to file for protection of the inventions set forth in these patent applications. In addition, changes in either patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection. Furthermore, our competitors may independently develop similar technologies or duplicate technology developed by us in a manner that does not infringe our patents or other intellectual property.
If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology and products could be adversely affected.
In addition to patented technology, we rely upon unpatented proprietary technology, processes and know-how. We and our licensors seek to protect this information in part by confidentiality agreements with employees, consultants and third parties. These agreements may be breached, and there may not be adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently developed by competitors. If we are unable to protect the confidentiality of our proprietary information and know-how, competitors may be able to use this information to develop products that compete with our products, which could adversely impact our business.
If the use of our technology conflicts with the intellectual property rights of third parties, we may incur substantial liabilities, and we may be unable to commercialize products based on this technology in a profitable manner, if at all.
Our competitors or others may have or acquire patent rights that they could enforce against us. In addition, we may be subject to claims from others that we are misappropriating their trade secrets or confidential proprietary information. If our technology conflicts with the intellectual property rights of others, they could bring legal action against us or our licensors, licensees, suppliers, customers or collaborators. If a third party claims that we infringe upon its proprietary rights, any of the following may occur:

➢	we may become involved in time-consuming and expensive litigation, even if the claim is without merit;

➢	we may become liable for substantial damages for past infringement if a court decides that our technology infringes upon a competitor’s patent;

➢	a court may prohibit us from selling or licensing our product without a license from the patent holder, which may not be available on commercially acceptable terms, if at all, or which may require us to pay substantial royalties or grant cross licenses to our patents; and

➢	we may have to redesign our product so that it does not infringe upon others’ patent rights, which may not be possible or could be very expensive and time-consuming.
If any of these events occurs, our business will suffer and the market price of our common stock will likely decline.

Risk factors

We may be involved in lawsuits to protect or enforce our patents or the patents of our collaborators or licensors, which could be expensive and time consuming.
Competitors may infringe our patents or the patents of our collaborators or licensors. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing.
Interference proceedings brought by the US Patent and Trademark Office may be necessary to determine the priority of inventions with respect to our patent applications or those of our collaborators or licensors. Litigation or interference proceedings may fail and, even if successful, may result in substantial costs and be a distraction to our management. We may not be able, alone or with our collaborators and licensors, to prevent misappropriation of our proprietary rights, particularly in countries where the laws may not protect such rights as fully as in the United States.
Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.
We depend on our key personnel, the loss of whom would adversely affect our operations. If we fail to attract and retain the talent required for our business, our business will be materially harmed.
We are a small company with 66 employees as of December 31, 2005, and we depend to a great extent on principal members of our management and scientific staff. If we lose the services of any key personnel, in particular, Stanley Erck, our President and Chief Executive Officer, or Gregory Glenn, our Chief Scientific Officer, it could significantly impede the achievement of our research and development objectives and could delay our product development programs and approval and commercialization of our product candidates. We do not currently have any key man life insurance policies. While we have entered into agreements with certain of our executive officers relating to severance after a change of control and these officers have agreed to restrictive covenants relating to non-competition and non solicitation, we have not entered into employment agreements with members of our senior management team other than Stanley Erck. Our agreement with Stanley Erck does not ensure that we will retain his services for any period of time in the future. Our success depends on our ability to attract and retain highly qualified scientific, technical and managerial personnel and research partners. Competition among biopharmaceutical and biotechnology companies for qualified employees is intense, and we may not be able to retain existing personnel or attract and retain qualified staff in the future. If we fail to hire and retain personnel in key positions, we will be unable to develop or commercialize our product candidates in a timely manner.
We rely on third parties to conduct our clinical trials, and those third-parties may not perform satisfactorily, including failing to meet established deadlines for the completion of such trials.
We do not have the ability to independently conduct clinical trials for our vaccine candidates, and we rely on third parties such as contract research organizations, medical institutions and clinical investigators to enroll qualified patients and conduct our clinical trials. Our reliance on these third

Risk factors

parties for clinical development activities reduces our control over these activities. Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, our efforts to obtain regulatory approvals for and commercialize our vaccine candidates may be delayed or prevented.
Our competitors may have superior products, manufacturing capability or marketing expertise.
Our business may fail because it faces intense competition from major pharmaceutical companies, specialized biopharmaceutical and biotechnology companies and drug development companies engaged in the development and production of vaccines, vaccine delivery technologies and other biopharmaceutical products. Several companies are pursuing programs that target the same markets we are targeting. In addition to pharmaceutical, biopharmaceutical and biotechnology companies, our competitors include academic and scientific institutions, government agencies and other public and private research organizations. Many of our competitors have greater financial and human resources and more experience. Our competitors may:

➢	develop products or product candidates earlier than we do;

➢	form collaborations before we do, or preclude us from forming collaborations with others;

➢	obtain approvals from the FDA or other regulatory agencies for such products more rapidly than we do;

➢	develop and validate manufacturing processes more rapidly than we do;

➢	obtain patent protection or other intellectual property rights that would limit our ability to use our technologies or develop our product candidates;

➢	develop products that are safer or more effective than those we develop or propose to develop; or

➢	implement more effective approaches to sales and marketing.
Alternative competitive technologies and products could render our TCI technology and our product candidates based on this technology obsolete and non-competitive. Presently, there are a number of companies developing alternative methods to the syringe for delivering vaccines and other biopharmaceutical products. These alternative methods include microneedles, electroporations, microporations, jet injectors, nasal sprays and oral delivery, and several of these delivery mechanisms are in late stage clinical trials.
While there are no vaccines against infection by enterotoxigenic E. coli bacteria (ETEC) that have been approved for sale in the United States, we are aware of several companies with ETEC vaccine product candidates that are in development, which, if approved, would compete against our needle-free travelers’ diarrhea vaccine patch. Those companies with potential ETEC vaccine candidates include Avant Immunotherapeutics, Inc., Berna Biotech AG, Cambridge Biostability, Limited, SBL Vacin AB and Emergent BioSolutions, Inc. One of our competitors, SBL Vacin AB, has announced the results from a study of an ETEC vaccine indicating the vaccine may be effective in preventing diarrhea caused by ETEC. In the absence of vaccines, travelers’ diarrhea is generally treated, either prophylactically or following onset, with antibiotics or over-the-counter, or OTC, products that alleviate symptoms. Some of these OTC products and antibiotics, such as Cipro, are marketed by pharmaceutical companies with substantial resources and enjoy widespread acceptance among physicians and patients. In addition, Salix Pharmaceuticals, Ltd. has announced that it has completed a Phase 3 study to evaluate the efficacy and safety of an antibiotic specifically designed to be taken prophylactically for the prevention of travelers’ diarrhea.

Risk factors

There are multiple influenza vaccines approved for sale in both the United States and Europe. In many cases, these products are manufactured and distributed by pharmaceutical companies with substantial resources, such as Chiron Corporation, GlaxoSmithKline plc, Sanofi-Aventis SA, Solvay SA and MedImmune, Inc. FluMist, a nasal flu vaccine, has received marketing approval from the FDA and would compete against our needle-free flu vaccine. We are also aware of other flu vaccine candidates to be delivered by alternative methods, such as nasal spray and skin delivery, which, if approved, would compete against our needle-free flu vaccine. In addition, we know of multiple flu vaccine candidates that incorporate adjuvants to enhance immune responses, particularly in the elderly. Some of these adjuvanted flu vaccines are being developed by pharmaceutical companies with substantial resources, such as Sanofi-Aventis SA, GlaxoSmithKline plc and Chiron Corporation. These adjuvanted vaccines would compete against our IS patch for the elderly.
Our ability to generate revenues will be diminished if we fail to obtain acceptable prices or an adequate level of reimbursement for our products.
We expect that most patients will rely on private health insurers, Medicare and Medicaid and other third party payors to pay for any products that we or our collaborators may market, other than our needle-free travelers’ diarrhea vaccine patch for which we expect patients will pay out-of-pocket. The continuing efforts of government and third party payors to contain or reduce the costs of health care through various means may limit our commercial opportunity. For example, in some foreign markets, pricing and profitability of prescription biopharmaceuticals are subject to government control. In the United States, we expect that there will continue to be a number of federal and state proposals to implement similar government controls. In addition, increasing emphasis on managed care in the United States will continue to put pressure on the pricing of biopharmaceutical products. Cost control initiatives could decrease the price that we would receive for any products in the future.
Our ability to commercialize biopharmaceutical product candidates, alone or with third parties, could be adversely affected by cost control initiatives and also may depend in part on the extent to which reimbursement for the product candidates will be available from:

➢	government and health administration authorities;

➢	private health insurers; and

➢	other third party payors.
Significant uncertainty exists as to the reimbursement status of newly approved health care products. Third party payors, including Medicare, are challenging the prices charged for medical products and services. Government and other third party payors increasingly attempt to contain health care costs by limiting both coverage and the level of reimbursement for new biopharmaceutical products and by refusing, in some cases, to provide coverage for uses of approved products for disease indications for which the FDA has not granted labeling approval. In the United States, there have been a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to market and sell our product candidates profitably. In particular, in December 2003, President Bush signed into law new Medicare prescription drug coverage legislation which went into effect on January 1, 2006. Under this legislation, the Centers for Medicare and Medicaid Services, or CMS, the agency within the Department of Health and Human Services that administers Medicare and is responsible for reimbursement of the cost of drugs, has asserted the authority of Medicare to elect not to cover particular drugs if CMS determines that the drugs are not “reasonable and necessary” for Medicare beneficiaries or to elect to cover a drug at a lower rate similar to that of drugs that CMS considers to be “therapeutically comparable.” Changes in reimbursement policies or health care cost containment initiatives that limit or restrict reimbursement for our products may cause our potential revenues to decline. Third party insurance coverage may not be available to patients for any product candidates we discover and develop, alone or through our strategic relationships. If government and

Risk factors

other third party payors do not provide adequate coverage and reimbursement levels for our product candidates, the market acceptance of these product candidates may be reduced.
We may not be able to manufacture our product candidates in commercial quantities, which would prevent us from commercializing our product candidates.
To date, our product candidates have been manufactured in small quantities by us and third party manufacturers for preclinical and clinical trials. If any of our product candidates is approved by the FDA or other regulatory agencies for commercial sale, we will need to manufacture it in larger quantities. We or our third party manufacturers may not be able to successfully increase the manufacturing capacity for any of our product candidates in a timely or economic manner, or at all. If we are unable to successfully increase the manufacturing capacity for a product candidate, the regulatory approval or commercial launch of that product candidate may be delayed or there may be a shortage in the supply of the product candidate. Our product candidates require precise, high quality manufacturing that is subject to the FDA’s Good Manufacturing Practices. Our failure or the failure of our third party manufacturers to achieve and maintain these high manufacturing standards and comply with the FDA’s Good Manufacturing Practices, including the incidence of manufacturing errors, could result in patient injury or death, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could seriously harm our business. In addition, our manufacturing facilities will be subject to unannounced inspections by the FDA, and significant scale-up of manufacturing may require additional validation studies, which the FDA must review and approve.
We have no experience in sales, marketing and distribution and will depend on the sales and marketing efforts of third parties.
We plan to establish marketing arrangements with third parties or major pharmaceutical companies and do not expect to establish direct sales capability for several years. However, these types of marketing arrangements might not be available on acceptable terms, or at all. In the future, to market any of our product candidates directly, we will need to develop a marketing and sales force with technical expertise and distribution capability. To the extent that we enter into marketing or distribution arrangements, any revenues we receive will depend upon the efforts of third parties. We cannot assure you that we will be successful in gaining market acceptance for any products we may develop.
Our business exposes us to potential product liability claims.
Our proposed products could be the subject of product liability claims. A failure of our product candidates to function as anticipated, whether as a result of the design of these products, unanticipated health consequences or side effects, or misuse or mishandling by third parties of such products, could result in injury. Claims also could be based on failure to immunize as anticipated. Tort claims could be substantial in size and could include punitive damages. We cannot assure you that any warranty disclaimers provided with our proposed products would be successful in protecting us from product liability exposure. Damages from any such claims could be substantial and could affect our financial condition.
Our business exposes us to potential product liability risks that are inherent in the testing, manufacturing and marketing of biopharmaceutical products. We have obtained clinical trial liability insurance for our clinical trials in the aggregate amount of $10 million. We cannot be certain that we will be able to maintain adequate insurance for our clinical trials. We also intend to seek product liability insurance in the future for products approved for marketing, if any. However, we may not be

Risk factors

able to acquire or maintain adequate insurance at a reasonable cost. Any insurance coverage may not be sufficient to satisfy any liability resulting from product liability claims. A successful product liability claim or series of claims could have a material adverse impact on our operations.
We deal with hazardous materials that may cause injury to others and are regulated by environmental laws that may impose significant costs and restrictions on our business.
Our research and development programs and manufacturing operations involve the controlled use of potentially harmful biological materials such as E. coli and other hazardous materials. We cannot completely eliminate the risk of accidental contamination or injury to others from the use, manufacture, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for any resulting damages, and any liability could exceed our resources or any applicable insurance coverage we may have. We are also subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling or disposal of hazardous materials and waste products. If we fail to comply with these laws and regulations or with the conditions attached to our operating licenses, then our operating licenses could be revoked, we could be subjected to criminal sanctions and substantial liability and we could be required to suspend, modify or terminate our operations. We may also have to incur significant costs to comply with future environmental laws and regulations. We do not currently have a pollution and remediation insurance policy.
We have operated as a private company and have no experience attempting to comply with public company obligations. Attempting to comply with these requirements will increase our costs and require additional management resources, and we still may fail to comply.
As a private company, we have maintained a small finance and accounting staff. While we plan to expand our staff if we become public, we may encounter substantial difficulty attracting qualified staff with requisite experience due to the high level of competition for experienced financial professionals.
We will face increased legal, accounting, administrative and other costs and expenses as a public company that we did not incur as a private company. Compliance with the Sarbanes Oxley Act of 2002, as well as other rules of the SEC, the Public Company Accounting Oversight Board and The Nasdaq National Market will result in a significant initial cost to us as well as an ongoing increase in our legal, audit and financial compliance costs. As a public company, we will become subject to Section 404 of the Sarbanes Oxley Act relating to internal control over financial reporting. We have only recently begun a formal process to evaluate our internal controls for purposes of Section 404, and we cannot assure that our internal control over financial reporting will prove to be effective.
If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.
Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our operating results could be harmed. We have only recently begun a formal process to evaluate our internal control over financial reporting. Given the status of our efforts, coupled with the fact that guidance from regulatory authorities in the area of internal controls continues to evolve, substantial uncertainty exists regarding our ability to comply by applicable deadlines. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. Inferior internal controls could also cause investors to lose confidence

Risk factors

in our reported financial information, which could have a negative effect on the trading price of our common stock.
RISKS RELATING TO THE OFFERING
We expect that our stock price will fluctuate significantly, and you may not be able to resell your shares at or above the initial public offering price.
The initial public offering price was determined based on several factors which are summarized in the “Underwriting” section of this prospectus. This price may vary from the market price of our common stock after this offering. You may be unable to sell your shares of common stock at or above the initial public offering price. The stock market, particularly in recent years, has experienced significant volatility particularly with respect to pharmaceutical, biopharmaceutical and biotechnology stocks. The volatility of pharmaceutical, biopharmaceutical and biotechnology stocks often does not relate to the operating performance of the companies represented by the shares. Factors that could cause volatility in the market price of our common stock include:

➢	the timing and the results from our clinical trial programs;

➢	FDA or international regulatory actions;

➢	failure of any of our product candidates, if approved, to achieve commercial success;

➢	announcements of clinical trial results or new product introductions by our competitors;

➢	market conditions in the pharmaceutical, biopharmaceutical and biotechnology sectors;

➢	developments concerning intellectual property rights;

➢	litigation or public concern about the safety of our potential products;

➢	actual and anticipated fluctuations in our quarterly operating results;

➢	deviations in our operating results from the estimates of securities analysts;

➢	additions or departures of key personnel;

➢	third party reimbursement policies; and

➢	developments concerning current or future strategic alliances.
These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock.
If an active, liquid trading market for our common stock does not develop, you may be unable to sell your shares quickly or at the market price.
Prior to this offering, you could not buy or sell our common stock publicly. An active trading market for our common stock may not develop or be sustained after this offering. You may not be able to sell your shares quickly or at the market price if trading in our stock is not active.
If the price and volume of our common stock experience extreme fluctuations, then we could face costly litigation.
In the past, companies that experience volatility in the market price of their securities have often faced securities class action litigation. Whether or not meritorious, if any of our stockholders brought a

Risk factors

lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management and harm our ability to grow our business.
Future sales of common stock by our existing stockholders may cause our stock price to fall.
The market price of our common stock could decline as a result of sales by, or the perceived possibility of sales by, our existing stockholders of shares of common stock in the market after this offering. These sales might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate. The lock-up agreements delivered by our directors, officers and substantially all of our stockholders to the underwriters in connection with the offering generally provide that they will not dispose of their shares for a period of 180 days after the date of this prospectus. Our underwriters have no pre-established conditions to waiving the terms of the lock-up agreements, and any decision by them to waive those conditions would depend on a number of factors, which may include market conditions, the performance of the common stock in the market and our financial condition at that time. Certain of our existing stockholders and their affiliated entities, including New Enterprise Associates, Essex Woodlands and Technology Partners have indicated an interest in purchasing up to $11.5 million of our common stock in this offering at the public offering price, or up to 958,333 shares of our common stock at an assumed public offering price of $12.00 per share. Although we expect these stockholders to purchase these shares of common stock, indications of interest are not binding agreements or commitments to purchase. Any shares purchased by our affiliates in this offering may only be sold in compliance with the volume limitations of Rule 144. After this offering, approximately 10,974,639 shares of our common stock will be subject to demand registration rights. Please see “Description of Capital Stock—Registration Rights.”
Our directors and management will exercise significant control over our company.
After this offering, our directors and executive officers and their affiliates will collectively control approximately 31.6% of our outstanding common stock, assuming that the underwriters’ over-allotment is not exercised. This percentage of outstanding common stock owned after the offering does not include 958,333 shares which our existing investors or their affiliates have expressed an interest in purchasing in this offering. In the event our existing investors or their affiliates purchase these shares, and assuming we sell 6,250,000 shares in this offering, our directors and executive officers and their affiliates will collectively control approximately 36.2% of our outstanding common stock after this offering. These stockholders, if they act together, will be able to influence our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. The concentration of ownership may have the effect of delaying or preventing a change in control of our company and might affect the market price of our common stock.
We will have broad discretion in how we use the proceeds of this offering, and we may not use these proceeds effectively, which could affect our results of operations and cause our stock price to decline.
We will have considerable discretion in the application of the net proceeds of this offering. We currently intend to use the net proceeds of this offering for general corporate purposes, including clinical trials, research and development expenses and general and administrative expenses.
We have not yet finalized the amount of net proceeds that we will use for each of these purposes. We may use the net proceeds for corporate purposes that do not yield a significant return or any return at all for our stockholders.

Risk factors

We may not achieve our projected development goals in the time frames we announce and expect.
We set goals for and make public statements regarding timing of the accomplishment of objectives material to our success, such as the commencement and completion of clinical trials. The actual timing of these events can vary dramatically due to factors such as delays or failures in our clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving manufacturing or marketing arrangements sufficient to commercialize our products. There can be no assurance that our clinical trials will be completed, that we will make regulatory submissions or receive regulatory approvals as planned or that we will be able to adhere to our current schedule for the launch of any of our products. If we fail to achieve one or more of these milestones as planned, the market price of our shares could decline.
Provisions of Delaware law or our charter documents could delay or prevent an acquisition of our company, even if the acquisition would be beneficial to our stockholders, and could make it more difficult for you to change management.
Provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. This is because these provisions may prevent or frustrate attempts by stockholders to replace or remove our current management or members of our board of directors.
These provisions include:

➢	a staggered board of directors;

➢	a prohibition on stockholder action through written consent;

➢	a requirement that special meetings of stockholders be called only by the chairman of the board of directors, the chief executive officer, or the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors;

➢	advance notice requirements for stockholder proposals and nominations; and

➢	the authority of the board of directors to issue preferred stock with such terms as it may determine.
As a result, these provisions and others available under Delaware law could limit the price that investors are willing to pay in the future for shares of our common stock.
Because we do not expect to pay dividends in the foreseeable future, you must rely on stock appreciation for any return on your investment.
We have paid no cash dividends on any of our capital stock to date, and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future, and payment of cash dividends, if any, will also depend on our financial condition, results of operations, capital requirements and other factors and will be at the discretion of our board of directors. Furthermore, we may in the future become subject to contractual restrictions on, or prohibitions against, the payment of dividends. Accordingly, the success of your investment in our common stock will likely depend entirely upon any future appreciation. There is no guarantee that our common stock will appreciate in value after the offering or even maintain the price at which you purchased your shares, and you may not realize a return on your investment in our common stock.

Risk factors

Investors in this offering will pay a much higher price than the book value of our common stock.
If you purchase common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares. The price per share you will pay will also substantially exceed the book value of the company’s assets represented by your shares of common stock after subtracting related liabilities. You will incur immediate and substantial dilution of $7.71 per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering, assuming an initial public offering price of $12.00 per share. Upon completion of this initial public offering, assuming we sell 6,250,000 shares at an assumed public offering price of $12.00 per share, the new public investors will have contributed 46% of the total amount of capital used to fund the company to date, but will own only 34% of the common stock outstanding after this offering. In the past, we issued options and warrants to acquire common stock at prices significantly below the assumed initial public offering price. To the extent these outstanding options or warrants are ultimately exercised, you will sustain further dilution.

Special note regarding forward-looking statements
This prospectus, including the sections titled “Prospectus summary,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations” and “Business,” contains forward-looking statements. Forward-looking statements convey our current expectations or forecasts of future events. All statements contained in this prospectus other than statements of historical fact are forward-looking statements. Forward-looking statements include statements regarding our future financial position, business strategy, budgets, projected costs, plans and objectives of management for future operations. The words “may,” “continue,” “estimate,” “intend,” “plan,” “will,” “believe,” “project,” “expect,” “seek,” “anticipate” and similar expressions may identify forward-looking statements but, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements include, among other things, statements about:

➢	the implementation of our corporate strategy;

➢	our future financial performance and projected expenditures;

➢	our ability to enter into future collaborations with pharmaceutical, biopharmaceutical and biotechnology companies and academic institutions or to obtain funding from government agencies;

➢	our product research and development activities, including the timing and progress of our clinical trials, and projected expenditures;

➢	our technology’s potential efficacy, advantages over current approaches to vaccination and broad applicability to infectious diseases;

➢	our ability to receive regulatory approvals to develop and commercialize our product candidates;

➢	our ability to increase our manufacturing capabilities for our product candidates;

➢	our ability to develop or obtain funding for our IS patch for pandemic flu applications;

➢	our projected markets and growth in markets;

➢	our product formulations and patient needs and potential funding sources;

➢	our staffing needs;

➢	our use of the proceeds from this offering; and

➢	our plans for sales and marketing.
Any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. They may be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties, including the risks, uncertainties and assumptions described in “Risk factors.” In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur as contemplated, and actual results could differ materially from those anticipated or implied by the forward-looking statements.
You should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. Unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect new information or future events or otherwise. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus. See “Where you can find additional information.”

Use of proceeds
We estimate that the net proceeds to us from the sale of the 6,250,000 shares of common stock we are offering will be approximately $67.8 million, assuming an initial public offering price of $12.00 per share, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate that net proceeds to us from this offering will be approximately $78.2 million. An increase (or decrease) in the initial public offering price from the assumed initial public offering price of $12.00 per share by $1.00 would increase (or decrease) the net proceeds to us from this offering by approximately $5.8 million, after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no exercise of the underwriters’ over-allotment option and no other change to the number of shares offered by us as set forth on the cover page of this prospectus.
The principal purposes of this offering are to fund our clinical trials, to fund operations and to provide working capital. We intend to use the net proceeds of this offering as follows:

➢	approximately $18 million to advance our needle-free travelers’ diarrhea vaccine patch through Phase 2 clinical trials prior to the initiation of Phase 3 trials;

➢	approximately $16 million to advance our IS patch through Phase 2 clinical trials prior to the initiation of Phase 3 trials;

➢	approximately $5 million to advance our needle-free flu vaccine patch through its next Phase 1/2 clinical trial; and

➢	the balance to conduct research and development on other programs and for working capital and other general corporate purposes.
As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds from this offering. The amounts and timing of our actual expenditures may vary significantly from our expectations depending upon numerous factors, including the progress of our research, development and commercialization efforts, the progress of our clinical trials, and our operating costs and capital expenditures. Accordingly, we will retain the discretion to allocate the net proceeds of this offering among the identified uses described above, and we reserve the right to change the allocation of the net proceeds among the uses described above as a result of contingencies such as the progress and results of our clinical trials and our research and development activities, the results of our commercialization efforts, competitive developments and our manufacturing requirements.
Pending use of proceeds from this offering, we intend to invest the proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments.
Dividend policy
We have never declared or paid any cash dividends on our capital stock and we do not currently anticipate declaring or paying cash dividends on our capital stock in the foreseeable future. We currently intend to retain all of our future earnings, if any, to finance operations. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions, future prospects, contractual restrictions and covenants and other factors that our board of directors may deem relevant.

Capitalization
The following table sets forth our cash and capitalization as of September 30, 2005:

➢	on an actual basis;

➢	on a pro forma basis, reflecting the conversion of all of our preferred stock into an aggregate of 11,101,866 shares of common stock upon the closing of this offering; and

➢	on a pro forma as adjusted basis giving effect to the sale of 6,250,000 shares of common stock in this offering at an assumed initial public offering price of $12.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
You should read this table in conjunction with the sections of this prospectus entitled “Selected financial data” and “Management’s discussion and analysis of financial condition and results of operations” and with our financial statements and related notes.

	As of September 30, 2005

			Pro forma
	Actual	Pro forma	as adjusted

	(in thousands, except share and per
	share data)
		(unaudited)
Cash, cash equivalents and marketable securities(1)	$11,668	$11,668	$78,764

Notes payable, net of current portion	1,742	1,742	1,742
Notes payable to related party, net of current portion	1,216	1,216	1,216
Common stock subject to put right	1,958	1,958	—
Series C convertible redeemable preferred stock, $0.01 par value per share; 150,000,000 shares authorized and 129,590,034 shares issued and outstanding actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	69,093	—	—
Warrant to purchase Series C preferred stock	26	—	—
Stockholders’ equity (deficit):
Series B convertible preferred stock, $0.01 par value per share; 15,200,000 shares authorized and 14,734,578 shares issued and outstanding actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	147	—	—
Common stock, $0.01 par value per share; 220,000,000 shares authorized, actual and pro forma, and 200,000,000 shares authorized, pro forma as adjusted; and 793,383 shares issued and outstanding, actual; 11,895,189 shares issued and outstanding, pro forma; 18,145,189 shares issued and outstanding pro forma as adjusted	8	119	181
Preferred stock, $0.01 par value per share; no shares authorized actual, 25,000,000 authorized pro forma and pro forma as adjusted; and no shares outstanding actual, pro forma and pro forma as adjusted	—	—	—

Additional paid-in capital	396	69,551	139,202
Accumulated other comprehensive income (loss)	(3)	(3)	(3)
Accumulated deficit	(61,608)	(61,608)	(61,608)

Total stockholders’ equity (deficit)	$(61,060)	$(8,059)	$77,772

Total capitalization	$24,643	$24,643	$159,494

(1)	Includes restricted cash of $63 and restricted marketable securities of $596.

Capitalization

This table is based on 11,895,189 shares of our common stock outstanding as of September 30, 2005 and excludes:

➢	1,872,400 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2005, with exercise prices ranging from $0.91 to $34.19 per share and a weighted average exercise price of $1.64 per share;

➢	1,290,137 additional shares of common stock reserved for future grants under our 1998 Stock Option Plan, 1999 Stock Incentive Plan, 2005 Incentive Plan and 2006 Employee Stock Purchase Plan as of September 30, 2005; and

➢	35,243 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2005, at a weighted average exercise price of $5.75 per share.

➢	To the extent we change the number of shares of common stock we sell in this offering from the 6,250,000 shares we expect to sell or we change the initial public offering price from the $12.00 per share assumed initial public offering price, or any combination of these events occurs, our net proceeds from this offering and as adjusted additional paid-in capital may increase or decrease. An increase (or decrease) of $1.00 from the assumed initial public offering price, assuming no change in the number of shares of common stock to be sold, would increase (or decrease) our net proceeds from this offering and our as adjusted additional paid-in capital by $5.8 million and an increase (or decrease) of 1,000,000 shares from the expected number of shares to be sold in the offering, assuming no change in the assumed initial public offering price, would increase (or decrease) our net proceeds from this offering and our as adjusted additional paid-in capital by approximately $11.2 million.

Dilution
If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share you will pay in this offering and the pro forma net tangible book value per share of our common stock immediately after this offering.
Our net tangible book value as of September 30, 2005 was approximately $10,017,813, or $12.63 per share of common stock. Net tangible book value is equal to our total tangible assets minus total liabilities, all divided by the number of shares of common stock outstanding as of September 30, 2005.
Our pro forma net tangible book value per share as of September 30, 2005 was approximately $0.84 per share. Pro forma net tangible book value per share gives effect to the conversion of all outstanding shares of our preferred stock as of September 30, 2005 into 11,101,866 shares of our common stock, upon the closing of this offering.
After giving effect to the sale of the 6,250,000 shares of common stock we are offering at an assumed initial public offering price of $12.00 per share and after deducting underwriting discounts and commissions and our estimated offering expenses, our pro forma as adjusted net tangible book value as of September 30, 2005 would have been approximately $77,772,161, or $4.29 per share. This represents an immediate increase in pro forma net tangible book value of $3.45 per share and an immediate dilution of $7.71 per share to new investors. The following table illustrates this calculation on a per share basis:

Assumed initial public offering price per share		$12.00
Net tangible book value per share as of September 30, 2005	$12.63
Pro forma decrease in net tangible book value per share attributable to conversion of preferred stock outstanding at September 30, 2005	(11.79)

Pro forma net tangible book value per share of common stock as of September 30, 2005	$0.84
Increase per share attributable to the offering	3.45

Pro forma as adjusted net tangible book value per share of common stock after this offering		4.29

Pro forma dilution per share to new investors		$7.71

If the underwriters exercise their over-allotment option in full, pro forma as adjusted net tangible book value will increase to $4.62 per share, representing an increase to existing holders of $3.78 per share, and there will be an immediate dilution of $7.38 per share to new investors.
The following table summarizes, on a pro forma as adjusted basis as of September 30, 2005, after giving effect to this offering, and the pro forma adjustments referred to above, the total number of shares of our common stock purchased from us and the total consideration and average price per share paid by existing stockholders and by new investors:

	Total shares		Total consideration		Average
					price per
	Number	%	Amount	%	share

Existing stockholders	11,895,189	65.6%	$87,338,545	53.8%	$7.34
New Investors	6,250,000	34.4%	75,000,000	46.2%	$12.00

Total	18,145,189	100.0%	$162,338,545	100.0%

Dilution

If the underwriters exercise their over-allotment option in full, the following will occur:

➢	the pro forma as adjusted percentage of shares of our common stock held by existing stockholders will decrease to approximately 62.3% of the total number of pro forma as adjusted shares of our common stock outstanding after this offering; and

➢	the pro forma as adjusted number of shares of our common stock held by new public investors will increase to 7,187,500 or approximately 37.7% of the total pro forma as adjusted number of shares of our common stock outstanding after this offering.
The tables and calculations above are based on 11,895,189 shares of our common stock outstanding as of September 30, 2005 and exclude:

➢	1,872,400 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2005 with exercise prices ranging from $0.91 to $34.19 per share and a weighted average exercise price of $1.64 per share;

➢	1,290,137 shares of our common stock available for future grants under our 1998 Stock Option Plan, 1999 Stock Incentive Plan, 2005 Incentive Plan and 2006 Employee Stock Purchase Plan as of September 30, 2005; and

➢	35,243 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2005, at a weighted average exercise price of $5.75 per share.
If all of our outstanding options and warrants as of September 30, 2005 were exercised, the pro forma as adjusted net tangible book value per share after this offering would be $7.64 per share, representing an increase to existing holders of $3.52 per share, and there will be an immediate dilution of $0.26 per share to new investors.

Selected financial data
The following table sets forth selected financial data that is qualified in its entirety by and should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and our financial statements and notes thereto appearing elsewhere in this prospectus. The financial data for the fiscal years ended December 31, 2004, 2003 and 2002 are derived from our audited financial statements appearing elsewhere in this prospectus. The financial data for the fiscal years ended December 31, 2001 and 2000 are derived from our audited financial statements not included in this prospectus. The financial data for the nine-month periods ended September 30, 2005 and 2004, is derived from our unaudited financial statements which are presented elsewhere in this prospectus, but has been prepared on the same basis as the audited financial statements and the notes thereto, which include, in the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the information for the unaudited interim periods. The operating results for the nine-month period ended September 30, 2005 may not be indicative of the operating results for the full year.

							Nine months ended
	Years ended December 31,						September 30,

Statement of operations data:	2000	2001		2002	2003	2004	2004	2005

							(unaudited)
	(in thousands, except share and per share data)
Revenues:
License, option agreements and grants	$54	$		$995	$1,601	$2,345	$2,244	$2,330
Consulting and research agreements	628		—	—	—	—	—	—

Total revenues	682		—	995	1,601	2,345	2,244	2,330
Cost and expenses:
Research and development	2,747		6,463	7,354	13,332	14,349	10,636	11,487
General and administrative	5,503		4,666	2,411	3,348	3,206	2,257	2,516
Purchased in-process research and development	—		—	2,517	—	—	—	—
Reimbursed by related party	(2,554)		(5,736)	(426)	—	—	—	—
Loss on investments in related entities	2,203		4,905	—	—	—	—	—

Total costs and expenses	7,899		10,298	11,856	16,680	17,555	12,893	14,003
Loss from operations	(7,217)		(10,298)	(10,861)	(15,079)	(15,210)	(10,649)	(11,673)
Other (expense) income:
Gain on discharge of convertible notes payable	—		—	11,219	—	—	—	—
Interest income	101		66	57	953	620	505	322
Interest expense	(544)		(1,352)	(2,120)	(128)	(265)	(133)	(355)
Other expense, net	—		—	(75)	(448)	(225)	(214)	(22)

Total other (expense) income, net	(443)		(1,286)	9,081	377	130	158	(55)
Net loss	(7,660)		(11,584)	(1,780)	(14,702)	(15,080)	(10,491)	(11,728)
Dividends on and accretion of convertible preferred stock	—		—	(380)	(5,466)	(5,525)	(4,128)	(4,162)
Carrying value of preferred stock in excess of fair value transferred	—		—	11,092	—	—	—	—

Net income (loss) available to common stockholders	$(7,660)		$(11,584)	$8,932	$(20,168)	$(20,605)	$(14,619)	$(15,890)
Net income (loss) per share of common stock—basic and diluted	(10.94)		(15.29)	11.79	(26.43)	(26.90)	(19.10)	(20.31)

Weighted average shares of common stock outstanding—basic and diluted	699,902		757,402	757,402	763,075	765,945	765,229	782,391

Selected financial data

						Nine months ended
	Years ended December 31,					September 30,

Statement of operations data:	2000	2001	2002	2003	2004	2004	2005

						(unaudited)
Pro forma net loss per share of common stock—basic and diluted (unaudited)(1)					$(1.27)		$(0.99)

Pro forma weighted average shares of common stock outstanding—basic and diluted (unaudited)(1)					11,867,811		11,884,257

(1)	The pro forma basic and diluted net loss per share reflects the weighted effect of the assumed conversion of convertible preferred stock. See Note 2 to our financial statements for information regarding computation of basic and diluted net loss per share and pro forma basic and diluted net loss per share.

	As of December 31,					As of
						September 30,
Balance sheet data:	2000	2001	2002	2003	2004	2005

						(unaudited)
	(in thousands)
Cash, cash equivalents and marketable securities	$2,865	$1,718	$49,493	$38,213	$22,397	$11,010
Working capital	2,342	309	47,263	34,945	18,878	6,813
Total assets(1)	5,363	4,991	51,398	41,511	28,942	17,662
Debt and capital lease obligations	6,671	12,522	706	2,966	5,273	4,630
Redeemable convertible preferred stock and Series C warrant	9,190	9,750	52,435	59,555	65,357	69,093
Common stock subject to put right	—	1,958	1,958	1,958	1,958	1,958
Total stockholders’ deficit	(11,241)	(21,157)	(6,533)	(26,038)	(45,993)	(61,060)

(1)	As of December 31, 2004, we had net operating loss (NOL) and research and development credit carryforwards of approximately $39.6 million. Tax benefits may arise from these carryforwards in the future in the event that we realize U.S. taxable income. Potential tax benefits arising from these carryforwards are not reflected in our total assets. Despite the NOL carryforward, we may have an income tax liability in future years due to the application of the alternative minimum tax rules. The NOL may also be limited in its ability to offset future losses in the event that there is a change in the stock ownership as defined by federal tax regulations.

Management’s discussion and analysis of financial condition and results of operations
The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the notes to those financial statements appearing elsewhere in this prospectus. This discussion contains forward-looking statements that involve significant risks and uncertainties. As a result of many factors, such as those set forth under “Risk factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.
OVERVIEW
We are a biopharmaceutical company focused on the discovery, development and commercialization of vaccines and immune system stimulants delivered to the skin. Our products are designed to address large infectious disease markets where there are significant unmet medical needs or where we believe there is considerable potential for alternative delivery methods. We are developing two distinct product applications: (1) a needle-free vaccine patch and (2) an immunostimulant, or IS, patch. We are actively pursuing three product candidates in clinical development. Our three product candidates are a needle-free flu vaccine patch, an IS patch intended to boost the immune response of the elderly to the standard flu vaccine and a needle-free travelers’ diarrhea vaccine patch. We are also pursuing preclinical development of an IS patch to either reduce the required dose of, or improve the timing or magnitude of the immune response to, pandemic flu vaccines. None of our product candidates has been approved for commercial sale by the FDA or any comparable foreign agencies.
We commenced operations in May 1997 and our principal business activities since that time have included research and development, intellectual property prosecution and conducting clinical trials. We have generated limited revenue from government grants, and have had no revenue from product sales. As a result, we have incurred significant losses since our inception. As of September 30, 2005, we had an accumulated deficit of $61.6 million. We expect to incur substantial expenses over the next several years as we:

➢	continue the clinical development of our needle-free flu vaccine patch and IS patch for elderly receiving flu vaccines;

➢	expand the clinical trial program for our needle-free travelers’ diarrhea vaccine patch;

➢	continue our existing preclinical development programs, including our IS patch for pandemic flu vaccines, and commence new programs;

➢	increase our manufacturing capabilities for product candidates; and

➢	expand our research and development activities.
Financing history
We have financed the majority of our operations through the private placement of equity securities and debt financings. From inception through September 30, 2005, we have raised approximately $87.3 million through the issuance of equity securities and convertible debt financings.
Since December 2002, we have funded our operations through a series of private placements of our Series C Redeemable Convertible Preferred Stock in which we raised $57.3 million. In December 2002, the Company issued 122,935,926 shares of Series C Redeemable Convertible Preferred Stock (Series C Preferred Stock) for $0.4421 per share for gross proceeds of $54.3 million. In 2003, the Company issued an additional 4,750,056 shares of Series C Preferred Stock at $0.4421 per share for gross

Management’s discussion and analysis of financial condition and results of operations proceeds of $2.1 million. In June 2004, the Company issued an additional 1,904,052 shares of Series C Preferred Stock at $0.4421 per share for gross proceeds of approximately $842,000.
Prior to the sale of Series C Preferred Stock, we funded our operations principally through a collaboration with affiliates of Elan Corporation, plc, or Elan. In 1998, we entered into a joint venture with Elan to develop our TCI technology. In connection with the establishment of the joint venture, we issued to Elan shares of Series A Convertible Exchangeable Preferred Stock and a warrant to purchase shares of our common stock for $8.0 million. These funds were contributed to the joint venture in order to license certain technologies from Elan. Between late 1998 and late 2002, Elan served as the principal source of funding for our research and development activities by loaning us $15.3 million under a series of promissory notes and contributing $3.2 million in cash and services to cover its share of the joint venture’s expenses. Some of the contributed services were through an Elan subsidiary that specialized in transdermal patches, and this company assisted with the development and manufacture of patches for our clinical trials during this period. In connection with the closing on the Series C Preferred Stock in 2002, we restructured our collaboration with Elan so that all of Elan’s debt and equity interests in the joint venture and us were either paid down or converted into shares of Series B Preferred Stock. On January 5, 2006, Elan sold all of the shares of Series B Preferred Stock to certain holders of our Series C Preferred Stock pursuant to a contractual right of first refusal. Elan now has no other interest in us, except for a seven-year option for an exclusive license to our TCI technology in the area of Alzheimer’s disease vaccines and adjuvants.
To maintain control over the manufacture and development of our products, we have constructed a pilot production plant in which we expect to manufacture the LT adjuvant and the finished patch formulations for our clinical products, including our needle-free flu and travelers’ diarrhea vaccine patches and our IS patches. During 2003, we leased in stages approximately 10,000 additional square feet of contiguous space to accommodate the build-out of the pilot plant. The construction spanned from September 2003 to mid-2004, and while we have substantially completed validation of the pilot plant, we expect validation of our process manufacturing systems to continue into 2006. We financed the build-out of the pilot plant with a combination of landlord financing of tenant improvements and asset-backed financing from a finance company that specializes in equipment leasing to biotechnology companies. As of September 30, 2005, we had drawn down in total approximately $4.8 million of our $5 million line of credit with the finance company to fund this project and $1.45 million of the tenant improvement allowance made available to us by our landlord. The landlord participated in the Series C financing and, therefore, is a related party. Accordingly, the landlord’s financing of our leasehold improvements has been recorded on the balance sheet as notes payable from related party.
Prior to 2005, third parties supplied all of the LT adjuvant and the formulated patches that we used in our clinical trials. Berna Biotech AG was our primary supplier of LT adjuvant, and we have relied on two contract manufacturers to produce our formulated patches, including Elan during our collaboration. At this time, we have no further agreements with these firms to provide us with any further components or services. Over the past few years, in parallel with our relationship with Berna Biotech, we also engaged DowPharma, a business unit within The Dow Chemical Company, to assist us with the development of our own LT strain and associated manufacturing process. In June 2005, we licensed from DowPharma a proprietary expression system for our LT strain. As part of the technology transfer under the license, DowPharma provided us with technological assistance, as well as the master and working cell banks of the expression system that we use to produce LT in our pilot plant.
We expect that we will be able to fund our growing operations and capital expenditures with our current working capital and reimbursement of expenses under our existing grants into the second quarter of 2006, and, giving effect to the assumed net proceeds from this offering, through 2007. However, we expect to attempt to raise additional funds through the issuance of additional equity or the incurrence of debt substantially in advance of depleting our current funds and the funds raised in

Management’s discussion and analysis of financial condition and results of operations this offering. We have no specific plans to raise additional capital during the next several years. The timing of future capital raises will depend on our product development progress, corporate partnering activity, and capital market conditions. Satisfying our long-term liquidity needs will require the successful commercialization of one or more of our product candidates and may require substantial additional capital.
FINANCIAL OPERATIONS REVIEW
Revenues
Our revenues to date have principally been limited to amounts we have received under U.S. federal grant programs. From 2002 to September 30, 2005, we have received $7.1 million in reimbursements under various government grants. In January 2005, the National Institutes of Health, or NIH, awarded us a two-year, $2.9 million grant for further development of our IS technology for pandemic flu applications. As of September 30, 2005, we had $1.4 million remaining to be received under this government grant. This amount includes potential reimbursement for our employees’ time and benefits and other expenses related to performance under the various contracts. Funding of government grants beyond the U.S. government’s current fiscal year are subject to annual congressional appropriations.
Research and development expenses
Our research and development expenses consist primarily of:

➢	salaries and related expenses for personnel;

➢	fees paid to consultants and clinical research organizations in conjunction with their independent monitoring our clinical trials and acquiring and evaluating data in conjunction with our clinical trials;

➢	consulting fees paid to third parties in connection with other aspects of our product development efforts;

➢	fees paid to research organizations in conjunction with preclinical animal studies;

➢	costs of materials used in research and development;

➢	depreciation of facilities and equipment used to develop our products; and

➢	milestone payments, license fees and royalty payments for technology licenses.
We expense both internal and external research and development costs as incurred, other than those capital expenditures that have alternative future uses, such as the build-out of our pilot plant. Due to the risks inherent in the clinical trial process and the early stage of development of our product candidates, we do not currently track our internal research and development costs by program and cannot state precisely the costs incurred for each of our research and development programs. However,

Management’s discussion and analysis of financial condition and results of operations the following table shows our estimate of the total costs that have been incurred for our lead product candidates for the period from January 1, 2002 to September 30, 2005:

Estimated total costs incurred from
Product candidate	January 1, 2002 to September 30, 2005

(in thousands)
Needle-free flu vaccine patch	$6,056
IS patch for elderly receiving flu vaccines	17,217
Needle-free travelers’ diarrhea vaccine patch	9,583
Other programs, including pandemic flu	13,540

TOTAL:	$46,396
We expect our research and development costs will continue to be substantial and that they will increase as we advance our current portfolio of product candidates through clinical trials and move other product candidates into preclinical and clinical trials.
General and administrative expense
General and administrative expense consists primarily of compensation for employees in executive and operational functions, including finance and accounting, business development and corporate development. Other significant costs include facilities costs and professional fees for accounting and legal services. After completion of this offering we anticipate our general and administrative expenses will increase due to increased costs for insurance, professional fees, public company reporting requirements, Sarbanes-Oxley compliance and investor relations costs associated with operating as a publicly-traded company. These increases will also likely include the hiring of additional personnel.
RESULTS OF OPERATIONS
Comparison of the nine months ended September 30, 2005 and 2004
Revenues. We recognized revenues from government grants of approximately $2.3 million during the nine months ended September 30, 2005, as compared with $2.2 million during the nine months ended September 30, 2004. The increase in grant revenues is principally the result of revenues from the NIH grant awarded in January 2005 for further development of our IS patch technology for pandemic flu applications, which were offset by a decline in reimbursable activities in 2005 under other grants for our needle-free patch programs that are winding up in 2005.
Research and Development Expenses. Our research and development expenses were approximately $11.4 million during the nine months ended September 30, 2005, as compared to $10.6 million during the nine months ended September 30, 2004. The $0.8 million increase in research expenditures was driven by two major factors associated with supporting our clinical and product development programs: (1) increased animal study costs as a result of higher charges for services and continuing development of animal models; and (2) increased depreciation and amortization costs associated with our pilot manufacturing facility, which was put into service in July 2004. These increased costs were partially offset by lower clinical trial costs and contract manufacturing expenses, both of which were higher during the nine months ended September 30, 2004 as we conducted four clinical trials that commenced in June and July of 2004.
General and Administrative Expenses. General and administrative expenses were approximately $2.4 million during the nine months ended September 30, 2005, as compared to $2.3 million during the nine months ended September 30, 2004. The increase in general and administrative expenses was principally due to consulting expenses associated with evaluating potential corporate collaborations, higher legal costs associated with prosecuting our patent portfolio, and also had higher payroll costs

Management’s discussion and analysis of financial condition and results of operations associated with non-cash expensing of stock options. These increased costs were offset by lower travel expenses and tax accruals.
Interest Income (Expense) and Other—Net. Our net interest and other expense was approximately $55,000 during the nine months ended September 30, 2005, as compared to net interest and other income of approximately $157,000 for the nine months ended September 30, 2004. The net interest and other income reflects the interest received on our cash and marketable securities, offset by interest expense on financing to purchase equipment and leasehold improvements. The decrease in net interest and other income was a result of lower interest income because of declining cash balances and higher interest expense associated with drawing down funds to finance the construction of our pilot manufacturing facility.
Net Loss. Our net loss for the nine months ended September 30, 2005 was approximately $11.5 million, and our net loss for the nine months ended September 30, 2004 was approximately $10.5 million. The increase in our net loss was principally a result of increased research and development expenses in 2005.
Comparison of the years ended December 31, 2004 and 2003
Revenues. We recognized revenues from government grants of approximately $2.3 million during 2004, as compared with $1.6 million during 2003. The principal source of this increase in grant revenues for 2004 was the award of the two grants by the NIH in the first half of 2004 for our needle-free anthrax vaccine patch and needle-free flu vaccine patch programs.
Research and Development Expenses. Our research and development expenses were approximately $14.3 million during 2004, as compared to $13.3 million during 2003. The $1.0 million increase in research expenditures was primarily attributable to the following factors associated with our clinical and product development programs: (1) payroll costs increased by $800,000 as we hired additional employees in 2004 to support our clinical and product development efforts; (2) facilities costs increased by $200,000 in 2004 because we leased in stages during 2003 approximately 10,000 square feet of additional space in our building to accommodate the build-out for our pilot plant; and (3) depreciation and amortization expense increased in 2004 by $1.2 million as a result of bringing our pilot manufacturing facility into service in July 2004. These increased costs were partially offset in 2004 by lower expenses for regulatory and consulting services, and lower contract manufacturing costs of approximately $1.2 million. During 2003, we spent more on contract manufacturing expenses to purchase LT adjuvant from Berna Biotech and to formulate and manufacture patches to support clinical trials.
General and Administrative Expense. General and administrative expenses were approximately $3.2 million during 2004 and $3.3 million during 2003. The $0.1 million decrease in these expenses was principally a result of higher outside consulting, legal and patent expenses in 2003, and a one-time write-off of $135,000 of bad debt expense in 2003 for amounts deemed uncollectible. These higher costs in 2003 were offset partially by higher payroll costs in 2004.
Interest Income (Expense) and Other—Net. Our net interest and other income was approximately $130,000 during 2004, as compared to net interest and other income of approximately $377,000 during 2003. Our net interest and other income reflects the interest received on our cash and marketable securities, offset by interest expense on financing to purchase equipment and leasehold improvements. The decrease in net interest and other income was principally a result of lower interest income because of declining cash balances and higher interest expense associated with drawing down funds to finance the construction of our pilot manufacturing facility.

Management’s discussion and analysis of financial condition and results of operations

Net Loss. Our net loss for 2004 was approximately $15.1 million, and our net loss for 2003 was approximately $14.7 million. The increase in our net loss in 2004 was principally a result of increased research and development expenses, partially offset by higher grant revenues.
Comparison of the years ended December 31, 2003 and 2002
Revenues. We recognized revenues from government grants of approximately $1.6 million in 2003, as compared to $995,000 in 2002. These government grants were not awarded until the second half of 2002, resulting in an increased level of grant-related activities in 2003.
Research and Development Expense. Our research and development expenses were approximately $13.3 million in 2003, as compared to $7.4 million in 2002. The $5.9 million increase in research expenditures was principally attributable to the following factors associated with our expanding clinical and product development programs: (1) clinical research expenses increased by $1.9 million in 2003 over 2002 as we initiated two clinical trials in Europe for our IS patch for elderly receiving flu vaccines; (2) contract manufacturing and development expenses increased by $2.2 million to support our clinical trial programs, principally relating to adjuvant development work by DowPharma, the purchase of LT adjuvant from Berna Biotech, and the development and manufacture of patches, which services Elan had contributed in 2002 through its transdermal subsidiary in connection with our then-existing joint venture; and (3) research and development payroll expenses increased by almost $1.2 million in 2003 as we added additional research and development employees to support our expanding clinical and product development efforts.
General and Administrative Expenses. General and administrative expenses were approximately $3.3 million in 2003, as compared to $2.4 million in 2002. The approximately $0.9 million increase in general and administrative expenses was principally a result of: (1) consulting fees associated with an analysis of our reimbursement strategies in Europe for our IS patch for elderly receiving flu vaccines program and review of our product pipeline; and (2) higher legal and patent costs for the prosecution of our patent portfolio in the United States and Europe. We also recognized a bad debt expense of $135,000 in 2003 with no corresponding charge in 2002.
Other Costs and Expenses associated with Elan Joint Venture. In December 2002, we terminated our joint venture with Elan and acquired their equity interest in our joint venture entity. The acquisition of this equity interest represented acquired in-process research and development, and resulted in a one-time, non-cash charge to operating expenses of approximately $2.5 million in 2002. Prior to the termination of the joint venture, its expenses were funded by Elan and us in proportion to our respective ownership interests, and the joint venture reimbursed each company for the costs incurred in connection with its activities. In 2002, the joint venture reimbursed us for $427,000 for expenses expended by us in excess of our proportionate share. Following the termination of this joint venture in December 2002, we owned 100% of the equity interests of our joint venture entity and therefore consolidated its losses in our 2002 financial statements. Please refer to Note 4 to the Notes to Financial Statements.
Interest Income (Expense) and Other—Net. Our net interest and other income was approximately $377,000 in 2003, as compared to net interest and other expense of approximately $2.1 million in 2002. The net interest and other income in 2003 reflects the interest received on our cash and marketable securities which increased substantially with the sale of Series C Preferred Stock in late 2002 and the first half of 2003. This interest income was offset by interest expense on financing to purchase equipment leasehold improvements for which we drew down the first funds in September 2003.
The net interest and other expenses in 2002 reflects: (1) $1.3 million of interest expense from existing and additional draw downs under a convertible debt facility provided by affiliates of Elan; (2) the $878,000 accretion of a renegotiated beneficial conversion feature for two promissory notes originally

Management’s discussion and analysis of financial condition and results of operations issued to affiliates of Elan in 1998; and (3) an $11.2 million one-time gain on discharge of indebtedness (representing the difference between the fair value and the carrying value of such indebtedness) resulting from the exchange of our promissory notes to Elan for shares of our Series B preferred stock. This $11.2 million one-time gain offset much of our other expenses in 2002 and resulted in our recognizing a net loss of approximately $1.8 million in 2002. Please refer to Note 4 of the Notes to Financial Statements.
Net Loss. Our net loss for 2003 was approximately $14.7 million, and our net loss for 2002 was approximately $1.8 million. The increase in our net loss in 2003 was principally a result of a large increase research and development expenses to support our clinical development activities. In addition, the net loss in 2002 was lower principally because of the one-time $11.2 million non-cash gain recognized upon the discharge of convertible notes issued to Elan as part of the restructuring of the joint venture.
RESEARCH AND DEVELOPMENT PROGRAMS
Due to the risks inherent in the clinical trial process and the early stage of development of our product candidates, we do not currently track our internal research and development costs for each of our research and development programs. We use our research and development resources, including employees and our TCI technology, across multiple product development programs. As a result, we cannot state precisely the costs incurred for each of our research and development programs or our clinical and preclinical product candidates. However, the table below presents our best estimate of our total research and development costs allocable to our leading research and development programs for the periods indicated. We have allocated direct and indirect costs to each program based on certain assumptions and our review of the status of each program, payroll related expenses and other overhead costs based on estimated usage by each program.

				Nine months
	Years ended December 31,			ended
				September 30,
Research and development program	2002	2003	2004	2005

				(unaudited)
	($ in thousands)
Needle-free flu vaccine patch	$242	$194	$2,116	$3,505
IS patch for elderly receiving flu vaccines	2,954	8,576	4,434	1,253
Needle-free travelers’ diarrhea vaccine patch	1,673	1,670	2,890	3,350
Other programs
Anthrax	54	1,143	3,393	339
Other research, including pandemic flu	2,431	1,750	1,516	2,914

Subtotal other programs	2,485	2,893	4,909	3,253
Total Research and Development Expenses	$7,354	$13,332	$14,349	$11,361
Each of our lead programs is in various stages of completion as described below. Significant additional expenditures will be required as we complete clinical trials, start new trials, apply for regulatory approvals, continue development of our technologies, expand our operations and bring product candidates to market. The eventual total cost of each clinical trial is dependent on a number of uncertain variables such as trial design, the length of trials, the number of clinical sites and the number of subjects. The process of obtaining and maintaining regulatory approvals for new therapeutic products is lengthy, expensive and uncertain. We anticipate that we will determine which of our early stage product candidates is best suited for further development, as well as how much funding to direct to each program, on an on-going basis in response to the scientific and clinical success and commercial potential of each product candidate. Because of these and other uncertainties, we cannot reliably estimate completion dates, completion costs and capital requirements for our lead programs, and,

Management’s discussion and analysis of financial condition and results of operations therefore, we cannot reliably estimate when we might receive material net cash inflows from our research and development projects. We expect capital expenditures for the fourth quarter of 2005 to total approximately $250,000.
Needle-Free Flu Vaccine Patch. Our needle-free flu vaccine patch combines flu antigens and an adjuvant. We believe this approach offers the potential for effective flu vaccination without the use of needles.
In 2004, we completed the Phase 1 study of our needle-free flu vaccine patch in Europe. The data from this Phase 1 trial demonstrated that the needle-free flu vaccine patch stimulated an immune response to antigens from all three flu strains recommended by the World Health Organization for the 2004 flu season and demonstrated a positive effect from using our adjuvant although the observed immune response was not as great as that of existing injectable flu vaccines. We have been working to further optimize our formulation and product design in an effort to achieve an immune response equal to or greater than that of existing injectable vaccines, which is one of the requirements necessary in order to achieve regulatory approval for this product candidate. Based on new pre-clinical studies, we believe we have reformulated this product candidate in a manner that will result in a greater immune response than that observed in the 2004 Phase 1 study. We are currently conducting toxicology studies on this new formulation. Assuming the results of the toxicology studies are favorable, we plan to submit an IND to the FDA and commence a Phase 1/2 clinical trial in the United States sometime in 2006. We plan to conduct additional Phase 2 trials after completing the Phase 1/2 trial.
We expect to spend approximately $5 million through the completion of the Phase 1/2 trial. As we currently rely on third-party suppliers to produce the flu antigens contained in our needle-free flu vaccine patch, we cannot at this time further estimate product and clinical development timelines, the likelihood of success or the total costs for this program.
IS Patch for elderly receiving flu vaccines. We are developing an IS patch to improve the immune response of the elderly to existing injectable flu vaccines.
We are planning a confirmatory Phase 2 study in 2006 designed to demonstrate that our IS patch may represent an effective strategy for improving response rates to influenza vaccines in the elderly. Following this trial, we expect to explore dose ranging and time-of-patch-wear studies leading to Phase 3 pivotal trials beginning in 2007. At this time, we expect that third-party costs to conduct the remaining Phase 2 trials, including costs for clinical trial enrollment, conduct and monitoring and statistical analysis, will be between $4 and $6 million. These clinical costs could vary significantly based on our results from each of these follow-on trials, which could impact development timelines for future trials, as well as their design in terms of number of subjects, dosing and endpoints to be measured. As a result, we cannot be certain when and under what conditions we will undertake future clinical trials. Upon completion of our Phase 2 studies, we will request discussions with regulatory agencies in the United States and Europe prior to initiating any Phase 3 studies in order to finalize endpoints and design for our Phase 3 studies. The costs required to complete development of our IS patch will be largely dependent on the results of our Phase 2 trials and our discussions with the regulatory authorities, and these costs cannot be estimated at this time.
Needle-free travelers’ diarrhea vaccine patch. Our needle-free travelers’ diarrhea vaccine patch is targeting infection by LT-secreting ETEC, the leading cause of travelers’ diarrhea. Our vaccine candidate is designed to reduce the risk of contracting travelers’ diarrhea or reduce the severity of diarrhea in the event of infection. We have conducted several Phase 1 and 2 ETEC trials. During the first quarter of 2005, we completed a clinical study in which volunteers were infected with live ETEC organisms.
We are currently planning a series of additional Phase 2 trials designed to determine the final dry patch formulation, number and timing of doses and duration of patch wear. At this time, we expect that third-party costs to conduct these follow-on Phase 2, including costs for clinical trial enrollment,

Management’s discussion and analysis of financial condition and results of operations conduct and monitoring and statistical analysis, trials will be between $6 and $8 million. These clinical costs could vary significantly based on our results from each of these follow-on trials, which could impact development timelines for future trials, as well as their design in terms of number of subjects, dosing and endpoints to be measured. As a result, we cannot be certain when and under what conditions we will undertake future clinical trials. Upon completion of our Phase 2 studies, we intend to request discussions with regulatory agencies in the United States and Europe prior to initiating any Phase 3 studies in order to finalize endpoints and design for our Phase 3 studies. The costs required to complete development of our needle-free travelers’ diarrhea vaccine patch will be largely dependent on the results of our Phase 2 trials and our discussions with the regulatory authorities, and these costs cannot be estimated at this time.
We intend to manufacture the patches for the clinical trials for our product candidates in-house in our pilot plant. Our programs are dependent, in large part, on the cost and efficiency of our manufacturing process, as well as our ability to deliver clinical materials in a timely fashion. We estimate that our expenses for these programs, other than third-party clinical trial expenses, through the Phase 2 trials and prior to initiation of Phase 3 trials will be approximately $20 to $24 million. As our needle-free travelers’ diarrhea vaccine patch and IS patch both contain the same active ingredient and will likely have similar patch configurations, many of the development activities for these two programs, other than clinical trial expenses, are shared. If our IS patch program is reduced for any reason, the additional costs currently being incurred by the program may be applied to the needle-free travelers’ diarrhea patch program and vice versa.
Liquidity and capital resources
We have incurred annual operating losses since inception, and, as of September 30, 2005, we had an accumulated deficit of $61.6 million. We expect to incur increasing and significant losses over the next several years as we continue our clinical trials, apply for regulatory approvals, continue development of our technologies, and expand our operations. Since our inception, we have financed our operations primarily through the sale of equity securities, interest income earned on cash, cash equivalents, and short-term investment balances and debt. We have also generated funds from debt financing and from collaborative partners.
We expect that we will be able to fund our capital expenditures and growing operations with our current working capital and assumed net proceeds from this offering through 2007. In order to fund our needs subsequently, we will need to raise additional money and may be able to do so by: (1) out-licensing technologies or products to one or more corporate partners, (2) completing an outright sale of assets, (3) securing debt financing and/or (4) selling additional equity securities. Our ability to successfully enter into any such arrangements is uncertain and if funds are not available, or not available on terms acceptable to us, we may be required to revise our planned clinical trials, other development activities, capital expenditure requirements and the scale of our operations. We expect to attempt to raise additional funds in advance of depleting funds; however, we may not be able to raise funds or raise amounts sufficient to meet the long-term needs of the business. Satisfying long-term needs will require the successful commercialization of our product candidates and, at this time, we cannot reliably estimate if or when that will occur, and the process may require additional capital as discussed above.
Our future cash requirements include, but are not limited to, supporting our clinical trial efforts and continuing our other research and development programs. Since inception we have entered into various agreements with institutions and clinical research organizations to conduct and monitor our current clinical studies. Under these agreements, subject to the enrollment of patients and performance by the applicable institution of certain services, we have estimated our potential payments to be $4.2 million over the term of currently ongoing studies. Through September 30, 2005, approximately $3.4 million

Management’s discussion and analysis of financial condition and results of operations has been expensed as research and development expenses and $2.3 million has been paid related to these clinical studies. The timing of our expense recognition and future payments related to these agreements are subject to the enrollment of patients and performance by the applicable institutions of certain services. The actual amounts we pay out, if any, will depend on a range of factors outside of our control, including the success of our pre-clinical and clinical development efforts with respect to any products being developed, the content and timing of decisions made by the FDA and other regulatory authorities, and other factors affecting future operating results. As we expand our clinical studies, we plan to enter into additional agreements.
As of September 30, 2005, we had unrestricted cash, cash equivalents and marketable securities of $11.0 million. As of December 31, 2005, we had $5.2 million of cash, cash equivalents and marketable securities. We invest in cash equivalents and US government and agency obligations. Our investment objectives are, primarily, to assure liquidity and preservation of capital and, secondarily, to obtain investment income. All of our marketable securities are classified as available-for-sale. These securities are carried at fair value, plus any accrued interest.
Our unrestricted cash, cash equivalents and marketable securities at December 31, 2004 were $22.4 million, a decrease of $15.8 million from December 31, 2003. During the year ended December 31, 2004, we used cash primarily to finance our research operations, including clinical trials.
Net cash used in operating activities for the year ended December 31, 2004 and 2003 was $13.5 million for both years. There was effectively no change in net cash used in operations principally because the $1.3 million increase in depreciation and amortization expense in 2004 related to placing the pilot plant in service in July 2004 was offset by a change in year-to-year accounts payables that resulted in a net use of cash of $1.1 million. As we develop our technologies and further our clinical trial programs, we expect to increase our spending. Our future ability to generate cash from operations will depend on achieving regulatory approval of our products, market acceptance of such products, and our ability to enter into collaborations.
Net cash provided by investing activities was $8.9 million in 2004 as compared to net cash used by investing activities of $31.9 million for 2003. During 2004, we invested $18.5 million of our available cash in marketable securities and received proceeds from the maturity of such investments of $32.5 million. In 2003, we had a net use of cash in investing activities as we commenced investing the funds raised from the sale of Series C Preferred Stock in late 2002 and the first half of 2003. As a result, in 2003, we purchased $65.5 million of marketable securities in 2003, and we received proceeds from the maturity of such investments of $35.4 million. Additionally, for the year ended December 31, 2004, we invested $5.1 million in the purchase of equipment, furniture, fixtures and validation services primarily for the build-out of our pilot manufacturing facility, as compared to $1.3 million of such purchases in 2003.
Net cash provided by financing activities was $3.1 million for the year ended December 31, 2004 as compared to $4.3 million for the year ended December 31, 2003. During the years ended December 31, 2004 and 2003, net proceeds from sales of equity and exercises of stock options totaled approximately $817,000 and $2.1 million, respectively. During the years ended December 31, 2004 and 2003, net proceeds from debt borrowings totaled $3.4 million and $2.5 million, respectively, as we financed the build-out of our pilot manufacturing facility beginning in September 2003 through 2004. During the year ended December 31, 2004, we repaid $1.0 million of our debt, as compared to $195,000 during the same period in 2003.
Our unrestricted cash, cash equivalents and marketable securities at September 30, 2005 were $11.0 million, a decrease of $15.7 million from September 30, 2004. During the nine months ended September 30, 2005, we used cash primarily to finance our research operations, including clinical trials. Net cash used in operating activities for the nine months ended September 30, 2005 and 2004 was $9.5 million and $9.6 million, respectively. There was effectively no change in net cash used in

Management’s discussion and analysis of financial condition and results of operations operations principally because the $1.0 million increase in the 2004 net loss was offset by the $0.9 million non-cash increase in the depreciation and amortization expense as the pilot plant was place into service as of July 2004. As we develop our technologies and further our clinical trial programs, we expect to increase our spending. Our future ability to generate cash from operations will depend on achieving regulatory approval of our products, market acceptance of such products, and our ability to enter into collaborations.
Net cash provided by investing activities for the nine months ended September 30, 2005 was $9.4 million as compared to $4.9 million for the nine months ended September 30, 2004. During the nine months ended September 30, 2005, we invested $6.8 million of our available cash in marketable securities and received proceeds from the maturity of such investments of $15.7 million. Additionally, for the nine months ended September 30, 2005, we invested $1.2 million in the purchase of equipment, furniture, fixtures and validation services primarily for the build-out of our pilot manufacturing facility. We expect capital expenditures for the fourth quarter of 2005 to total approximately $250,000.
Net cash used in financing activities was $624,000 for the nine months ended September 30, 2005 as compared to net cash provided by financing activities of $3.2 million for the nine months ended September 30, 2004. During the nine months ended September 30, 2005 and 2004, net proceeds from sales of equity and exercises of stock options totaled approximately $20,000 and $811,000, respectively. During the nine months ended September 30, 2005 and 2004, net proceeds from debt borrowings totaled $468,000 and $3.1 million, respectively, as we financed the build-out of our pilot manufacturing facility. During the nine months ended September 30, 2005, we repaid $1.1 million of our debt, as compared to $696,000 during the same period in 2004.
The following summarizes our long-term contractual obligations as of December 31, 2004:

	Payments due by period

		Less than			More than
Contractual obligations	Total	1 year	1-3 years	3-5 years	5 years

	(in thousands)
Long-Term Debt(1)(2)	$6,599	$1,931	$2,922	$818	$928
Capital Lease Obligations	22	15	7	0	0
Operating Lease Obligations(2)	5,178	496	1,155	1,228	2,299

Total	$11,799	$2,442	$4,084	$2,046	$3,227

(1)	Includes interest payable in the period.

(2)	On October 26, 2005, we amended our lease agreement to increase our rented research, manufacturing and administrative space in Gaithersburg, Maryland to approximately 34,800 square feet, with the lease term extending until May 2013. We also extended our payment terms for the indebtedness we have with our landlord. Our obligations under the amended lease and these revised debt repayment terms are reflected in the table in long term debt and operating lease obligations. See discussion of amended lease terms below.
Under our existing license agreements, we could be required to pay up to a total of $800,000 for each product candidate in milestone payments through product approval, in addition to sales milestones and royalties on commercial sales if any occur.
On October 26, 2005, we amended our lease to extend its term by seven years from June 2006 to May 2013. In connection with the lease extension, we renegotiated with the landlord the terms of the financing for the build-out of our pilot plant, which is recorded as notes payable to related party on our balance sheet, and agreed to lease approximately 8,000 square feet of additional space in our building. Effective as of June 1, 2006, the then-remaining balance owed to the landlord under this debt financing, which we expect will total $1,342,719, will be amortized over the seven-year extension period at a rate of 10.5%. This change will result in a monthly payment of approximately $22,639 through May 2013, as opposed to the current monthly payment of approximately $44,689, which was

Management’s discussion and analysis of financial condition and results of operations being amortized through May 2009. In addition, we now have the right to prepay this debt obligation at any time upon four months’ written notice to the landlord.
Also, effective June 1, 2006, our annual base rent for our existing space will be reduced from approximately $500,000 to approximately $455,000. With respect to the expansion space of approximately 8,000 square feet, we will pay approximately $27,000 during the first 5 months of 2006 and then beginning June 1, 2006, the annual base rent will adjust to approximately $116,000. All base rents will be subject to minimum rent escalation of 3.5% per year.
As part of the amended lease, the landlord has provided us with tenant improvement allowances totaling approximately $134,000 for the existing space and approximately $120,000 for the expansion space. The landlord has also provided us with up to $250,000 of additional financing to apply toward alterations to the expansion space on the same terms and conditions as our existing landlord financing. At this time, we expect to make alterations to the expansion space during the first quarter of 2006 totaling approximately $350,000.
Our future capital uses and requirements depend on numerous forward-looking factors. These factors include but are not limited to the following:

➢	the progress and costs of preclinical development and laboratory testing and clinical trials;

➢	the time and costs involved in obtaining regulatory approvals;

➢	delays that may be caused by evolving requirements of regulatory agencies;

➢	our ability to establish, enforce and maintain collaboration and activities required for product commercialization;

➢	the number of product candidates we pursue;

➢	the costs involved in filing and prosecuting patent applications and enforcing or defending patent claims;

➢	our plans to establish sales, marketing and/or manufacturing capabilities;

➢	the acquisition of technologies, products and other business opportunities that require financial commitments; and

➢	our revenues, if any, from successful development and commercialization of our products.
As of December 31, 2002, 2003 and 2004, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not engage in trading activities involving non-exchange traded contracts. Therefore, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships.
Critical accounting policies and estimates
Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and related disclosure of contingent assets and liabilities. We review our estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in more detail in the notes to our financial statements included in this prospectus, we believe the following accounting

Management’s discussion and analysis of financial condition and results of operations policies to be critical to the judgments and estimates used in the preparation of our financial statements.
Revenue Recognition. We recognize revenue when all terms and conditions of the agreements have been met, including persuasive evidence of an arrangement, services have been rendered, price is fixed or determinable, and collectibility is reasonably assured. For reimbursable cost research grants, we recognize revenue as costs are incurred. Provisions for estimated losses on research grant projects and any other contracts are made in the period such losses are determined.
Research and Development Costs. We expense our research and development costs as incurred.
Stock-Based Compensation. We have two stock-based employee compensation plans, described more fully in Note 2 to the Financial Statements, and we record compensation expense based upon the fair value of stock-based awards. Effective January 1, 2003, we adopted the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123). Under the prospective method of adoption selected by the Company under the provisions of FASB Statement No. 148, Accounting for Stock-Based Compensation— Transition and Disclosure, an amendment of FASB Statement No. 123 (SFAS 148), the recognition provisions have been applied to all employee awards granted, modified, or settled after January 1, 2003.
Prior to 2003, we accounted for these plans under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related interpretations. No stock-based employee compensation cost was reflected in the statement of operations for years prior to 2003, as all options granted under those plans had an intrinsic value of zero on the date of grant.
Equity instruments issued to nonemployees are accounted for under the provisions of SFAS 123 and Emerging Issues Task Force Issue No. 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in conjunction with, Selling, Goods and Services. Accordingly, the estimated fair value of the equity instrument is recorded on the earlier of the performance commitment date or the date the services required are completed.
Given the lack of an active public market for our common stock, our board of directors determined the fair value of our common stock for options to acquire shares of our common stock. Our board of directors made contemporaneous determinations of fair value and did not employ a third party valuation firm to determine fair value. In establishing our estimates of fair value, we considered the guidance set forth in AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, and made contemporaneous determinations of fair value. Information on stock option grants during the twelve months ended September 30, 2005 is as follows:

	Number of		Fair value of
Grant date	options granted	Exercise price	common stock	Fair value(1)

September 30, 2004	7,692	$0.91	$0.91	$0.52
November 15, 2004	769	$5.85	$0.91	$0.26
February 17, 2005	274,538	$0.91	$0.91	$0.52
May 18, 2005	23,307	$0.91	$0.91	$0.52
July 29, 2005	19,923	$0.91	$0.91	$0.52
August 30, 2005	52,692	$2.86	$2.86	$1.56
September 29, 2005	40,153	$2.86	$2.86	$1.56

(1)	Fair value was determined using the Black-Scholes option-pricing model.
In the absence of a public trading market, and as a clinical-stage company with no significant revenues, the board of directors believes that it is appropriate to consider a range of factors to determine the fair value of the common stock at each option grant date. These factors include: (1) the

Management’s discussion and analysis of financial condition and results of operations achievement of clinical and operational milestones by us, (2) the status of strategic relationships with collaborators, (3) the significant risks associated with our early stage of development of a new technology, (4) capital market conditions for life science companies, particularly similarly situated privately-held, early-stage life science companies, (5) our available cash, financial condition and results of operations, (6) the most recent sales of the our preferred stock and (7) the preferential rights of the outstanding preferred stock.
In connection with the preparation of the financial statements for the initial public offering, we reassessed our estimate of the fair value for financial reporting purposes of our common stock following its stock option grants in March 2004. This valuation was done retrospectively by management, a related party, and we did not obtain contemporaneous valuations from an independent valuation specialist. Based on this reassessment, we have determined that there were five periods between March 2004 and October 2005 in which our reassessment of the fair value of our common stock ranged from $2.75 to $9.00 per share during the period options were granted. In determining the reassessed fair value of the common stock as of each grant date, the factors described in the previous paragraph were taken into account. In reassessing the value of common stock in 2004 and 2005, we considered the price we received in June 2004 for our Series C preferred stock of $0.4421 per share, which translates into $5.75 per share of common stock upon conversion. During the period between March 2004 and September 2004, we received positive data from a clinical trial of our needle-free travelers’ diarrhea vaccine patch and initiated two Phase 1 clinical trials of its anthrax and TCI flu patch product candidates, resulting in a adjusted fair value of common stock of $2.75 per share, approximately a 50% discount to the price of the Series C preferred stock. We kept this value constant until we received preliminary data from our Phase 1 clinical trial of the needle-free flu vaccine patch in late September 2004. Based on these results and observed capital market conditions for early-stage life science companies, we adjusted the estimated fair value for financial reporting purposes for the period of late September 2004 to February 2005 to $4.40 per share, approximately a 25% discount to the price of the Series C preferred stock. From March 2005 until July 2005, we increased the estimated fair value for financial reporting purposes to $6.50 per share, approximately a 13% discount to the price of the Series C preferred stock. This was primarily based on positive results from our Phase 2 clinical trial of our needle-free travelers’ diarrhea patch and the license of the gene expression system from Dow to allow the production of the LT adjuvant. In August 2005, we increased the estimated fair value for financial reporting purposes to $7.50 per share. This was primarily based on positive developments in the capital markets for early stage life science companies. From September to October 2005, we increased the estimated fair value for financial reporting purposes to $9.00 per share. This was primarily based on positive developments in the capital markets for early stage life science companies and our engagement of underwriters to pursue an initial public offering. This valuation method was selected because we believe it reflects the change in value held by the common stockholders that would result from a successful public offering, which includes the conversion of our preferred stock into common stock and thereby eliminates the preferences and rights attributable to the preferred stock. Furthermore, we believe this valuation approach is consistent with valuation methodologies applied to other similar companies pursuing an initial public offering.
As a result of this reassessment of the fair value of our common stock for financial reporting purposes, we anticipate recognizing approximately $1.7 million of compensation expense over future periods as options outstanding as of December 31, 2005 vest in accordance with their terms, less any amounts for options forfeited or cancelled.
Based on an estimated initial public offering price of $12.00 per share, representing the mid-point of the estimated offering price range for this offering, in intrinsic value of options outstanding at September 30, 2005 was $19,616,508, of which $7,549,092 related to vested options and $12,067,416 related to invested options.

Management’s discussion and analysis of financial condition and results of operations

Recent accounting pronouncements
In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), Share-Based Payment (SFAS 123R), which requires all companies to measure compensation cost for all share-based payments at fair value, including employee stock options, effective for the first annual period beginning after December 15, 2005. Since we account for stock options in accordance with SFAS No. 123, management believes that the adoption of SFAS 123R will have no material impact on its financial statements.
Quantitative and Qualitative Disclosure About Market Risk
Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because the majority of our investments are in short-term US government and agency debt securities. The market value of these investments fluctuates with changes in current market interest rates. In general, as rates increase, the market value of a debt investment would be expected to decrease. Likewise, as rates decrease, the market value of a debt investment would be expected to increase. To minimize such market risk, we generally hold these instruments to maturity at which time they are redeemed at their stated or face value. Due to the nature of our short-term investments, we believe that we are not subject to any material market risk exposure.
The interest rates on our debt obligations are fixed so repayment of these obligations is not subject to any material market risk exposure.
We do not have any foreign currency or other derivative financial instruments.

Business
OVERVIEW
We are a biopharmaceutical company focused on the discovery, development and commercialization of vaccines and immunostimulants delivered to the skin. Our proprietary technology, known as transcutaneous immunization, or TCI, is founded on the biological insight that the skin is a highly attractive immune environment for vaccination and immunostimulation. TCI targets Langerhans cells, a specialized component of the immune system located in the outer layers of the skin, for the delivery of vaccines and adjuvants and/or antigens to stimulate a robust immune response. Our approach to vaccination and immunostimulation has the potential to enhance vaccine efficacy, expand the market for existing vaccines and enable the development of new vaccines.
We are developing two distinct product applications for our TCI technology. The first application is a needle-free vaccine patch that is applied to the skin and delivers both pathogen-specific antigens and an adjuvant. We are using this application to develop needle-free vaccines to replace currently injectable vaccines as well as novel vaccines that cannot be delivered by injection. The second application is an immunostimulant, or IS, patch that contains only an adjuvant that is delivered to the skin by the patch. In this second application, our IS patch is placed over the vaccine injection site in order to stimulate a stronger immune response to that vaccine. Initially we expect to target our IS patch for use in patient populations with weakened or impaired immune systems, such as the elderly, for whom existing vaccines often do not elicit an adequate immune response.
We currently have three product candidates for flu in clinical and preclinical development and one product candidate for travelers’ diarrhea in clinical development:

➢	Needle-free flu vaccine patch. We are developing a needle-free flu vaccine patch that combines flu antigens with an adjuvant in a single patch. We completed a Phase 1 study of our needle-free flu vaccine patch in Europe during the fourth quarter of 2004 and are working to further optimize our formulation and product design. We plan to file an IND with the FDA relating to this product candidate in the first half of 2006 and plan a Phase 1/2 trial in mid-2006, with the goal of stimulating an immune response equal to or greater than that of existing injectable vaccines. We plan to conduct additional Phase 2 trials after completing the Phase 1/2 trial. In the development of our needle-free flu vaccine patch, we are also actively seeking to collaborate with suppliers of commercial flu antigens because the manufacture of flu antigens is not part of our business strategy. Each flu season, approximately 15 million to 60 million people in the United States become ill with influenza. This infection rate results in approximately 36,000 deaths and approximately 200,000 hospitalizations in the United States annually. Approximately 80 million people in the United States are vaccinated against the flu annually.

➢	IS patch for elderly receiving flu vaccines. We are developing our IS patch to improve the immune response of the elderly to existing injectable influenza vaccines. We have completed a number of Phase 1 studies in the United States and Phase 1 and Phase 2 studies in Europe. We are planning to commence a Phase 2 study in the United States in 2006. Approximately 40,000 individuals aged 65 and over die from influenza, influenza-related pneumonia and related respiratory complications in the United States each year, making influenza one of the leading causes of death among the elderly. According to the United States Centers for Disease Control and Prevention, or CDC, over 65% of the elderly population in the United States receive influenza vaccination, and public health officials have stated the goal of achieving 90% vaccination rates by 2010. Our IS patch, when administered in combination with existing commercially available injectable flu vaccines distributed by different flu vaccine manufacturers, which will require individual testing and FDA approval with our IS patch, is designed to improve the immune response of the elderly to these flu vaccines.

Business

➢	IS patch for pandemic flu preclinical program. We are developing an IS patch to achieve dose-sparing when administered in combination with pandemic flu vaccines. While there are currently pandemic flu vaccines under development by different manufacturers, no pandemic flu vaccines have been approved for use to date. We have conducted preclinical studies in mice, the results of which suggest that a 10-fold reduction in vaccine dose may be achievable when our IS patch is applied to the injection site of pandemic flu vaccine that is delivered into muscle tissue, which is the current standard of care, and a 100- fold reduction in vaccine dose may be achievable when our IS patch is applied to the injection site of pandemic flu vaccine that is delivered just below the skin surface. In January 2005, the NIH awarded us a two-year, $2.9 million grant for further development of our IS patch technology for pandemic flu applications. We are continuing to conduct preclinical studies of our IS patch for pandemic flu and continue to seek additional government funding for these studies. If our IS patch for pandemic flu receives regulatory approval, we expect to sell our IS patches to the United States government rather than to the public. While it is difficult to estimate the ultimate size of the market for our IS patch for pandemic flu, the United States government recently announced a $7.1 billion initiative to prevent the spread of pandemic flu.

➢	Needle-free travelers’ diarrhea vaccine patch. We are also developing a needle-free travelers’ diarrhea vaccine patch product candidate, consisting of a new vaccine and patch delivery system, for which we completed a double-blind, placebo-controlled safety and efficacy trial in the United States during the first quarter of 2005. The results of this study demonstrated the product candidate’s ability to induce a strong immune response that diminished the severity and delayed the onset of the most common form of travelers’ diarrhea. We are currently preparing for additional Phase 2 trials designed to determine the final dry patch formulation, number and timing of doses, and duration of patch wear. If we successfully complete these Phase 2 trials on our currently anticipated timeline of completion by early 2007, we expect to begin enrollment in Phase 3 clinical trials in mid-2007. Travelers’ diarrhea usually is contracted by the ingestion of food or water contaminated with Enterotoxigenic E. coli bacteria (ETEC). The CDC estimates that 20% to 50% of international travelers contract traveler’s diarrhea. Currently, in the United States there are no approved vaccines against traveler’s diarrhea caused by ETEC.
We expect that each of our product candidates, consisting of a patch and one or more active ingredients, will be treated together as a single investigational drug by the FDA, even if any active ingredient is part of an existing approved product. None of the active ingredients in our product candidates have been approved by the FDA for commercial sale in any product.
We believe that TCI technology is broadly applicable and may provide the means to prevent or mitigate many other diseases. For example, we have compiled Phase 1 data supporting the ability of TCI-based vaccines to stimulate an immune response against anthrax exposure. On the basis of our preclinical and clinical findings to date, we believe products based on our TCI technology have the potential to address major unmet needs in preventing infectious diseases, and would represent a fundamental change in the way vaccines are administered.
MARKET OVERVIEW
The immune system and vaccines
The immune system is the body’s natural defense mechanism for fighting disease caused by infectious pathogens, which are organisms such as bacteria, viruses and other microbes. The skin is one of the body’s first lines of defense against pathogens. In addition to presenting a barrier to entry, the skin contains specialized immune surveillance cells called Langerhans cells, a subset of the body’s main class of antigen-presenting cells, that serve an important early-warning function. The role of Langerhans cells is to detect antigens embodied in pathogens and present them to other components of the immune system, which in turn produce antibodies that bind to and destroy the invading pathogen or render it

Business

harmless. Once produced, these antibodies remain in the body to ward off future infections by the same pathogen, causing the individual to become immune for some period of time after initial exposure.
An immune response may be induced by natural exposure to a pathogen or by a controlled exposure to the antigens embodied in a pathogen by using a vaccine. A vaccine contains a dead or weakened form, or a derivative, of an infectious pathogen, including the antigens that allow the body to recognize the pathogen. Exposure to a vaccine induces the immune system to destroy the pathogen and prevent it from subsequently infecting the body. Several doses of a vaccine may be needed for a full immune response. In addition, the immunity provided by some vaccines is not lifelong. In such cases, the immune response may decrease over time, requiring subsequent doses of a vaccine, or boosters, to restore or increase immunity.
In order to increase the effectiveness of the body’s immune response to a vaccine, vaccines are often administered in combination with an adjuvant. Adjuvants are substances that act as danger signals to the immune system and increase the ability of vaccines to stimulate the immune system. The use of adjuvants in combination with a vaccine has a variety of advantages over the use of a vaccine by itself. For instance, adjuvants may be used to help generate a meaningful immune response in groups of individuals whose immune systems may not react effectively to a vaccine alone, such as the elderly and individuals whose immune systems have been weakened by disease. Adjuvants may also be used to lower the required dose of a vaccine necessary to stimulate an effective immune response in healthy individuals.
Our initial target markets
Influenza
Influenza, commonly called the flu, is an infection of the respiratory tract caused by an influenza virus. Influenza is highly contagious and occurs mainly in the late fall, winter and early spring. Influenza affects all age groups and commonly causes moderate to severe illness that results in absences from school and work and lost productivity. Some individuals, however, develop serious complications, such as pneumonia, that require hospitalization and may even result in death. Flu-related complications can occur at any age; however, the elderly and people with weakened or impaired immune systems are much more likely to develop serious complications than are younger, healthier people.
Each flu season, approximately 15 million to 60 million people in the United States, become ill with influenza. This infection rate results in approximately 36,000 deaths and approximately 200,000 hospitalizations in the United States annually. Approximately 80 million people in the United States are vaccinated against the flu annually. The CDC has indicated that it wants to increase this figure to 185 million annually by 2010. According to a study conducted by Kalorama Information, the worldwide market for influenza vaccines was estimated to be in excess of $1.4 billion in 2004 and is expected to grow to $1.8 billion in 2006. In addition, Kalorama estimates that the worldwide market for influenza vaccines has the potential to reach approximately $3 billion by 2010. This market growth is expected to be driven principally by expanded supply, heightened public awareness and increased advocacy for vaccination by public health organizations, particularly for the elderly and young children, as well as higher prices. We believe that this market can be further expanded by providing an alternate vaccine delivery method, such as a needle-free flu vaccine patch, that is more convenient and less painful than a hypodermic needle.
Influenza in the elderly
The CDC has highlighted the relatively low effectiveness of existing flu vaccines for persons aged 65 and over. Studies show that the efficacy of flu vaccines decreases from the 70% to 90% range observed in healthy individuals who are less than 65 years of age, down to the 30% to 40% range for individuals 65 years of age and over. Most of the elderly population receives a flu shot annually, yet in

Business

the United States influenza is one of the leading causes of death in persons 65 years of age and older, and approximately 40,000 people in this age group die from influenza, influenza-related pneumonia and related respiratory complications each year. This significant number of deaths reaffirms the need for a more efficacious vaccine. As a result, we believe there is an unmet need for immunostimulants that can be delivered in conjunction with a flu vaccine to help persons with weakened or impaired immune systems, such as the elderly, develop adequate immune responses.
Pandemic flu
When a new, highly infectious and dangerous strain of the influenza virus appears, the general lack of immunity to this strain in the general population can lead to a pandemic outbreak that quickly spreads. Three influenza pandemics have occurred in the 20th century, the most recent of which occurred in 1968. By United States government estimates, pandemic flu has a greater potential to cause more deaths and illnesses than virtually any other natural health threat. Signs of a possible pandemic flu have emerged in Southeast Asia, as lethal infections of poultry and humans with avian influenza virus continue. This virus is now endemic in bird populations, which increases the likelihood of continued human exposure and the risk of a pandemic flu outbreak. In response, the United States government has been actively trying address the risk, as President Bush recently announced a $7.1 billion initiative to prevent the spread of pandemic flu, and the United States government is also trying to induce companies to expand the current United States vaccine production capacity, but this may take many years to accomplish. Potentially compounding the strain on manufacturing capacity, a candidate pandemic flu vaccine was recently tested in a Phase 1 trial by the United States National Institutes of Health, or NIH, and the NIH reported that a large two-dose regimen was required to achieve what experts believe to be protective levels of immunity.
The manufacture of flu vaccine is a complex and time consuming process. The vaccine is manufactured well before the relevant flu season. If there is an outbreak of pandemic flu, vaccine manufacturers using current techniques will likely not be able to rapidly scale up production to meet increased demand. Because of these manufacturing limitations, governments are exploring dose-sparing strategies by which a smaller dose of vaccine could produce an effective immune response. With pressure on governments to develop dose-sparing strategies, we believe that there may be an important role for an IS patch, when administered in combination with injected pandemic flu vaccines being developed by different manufacturers, either to reduce the required dose of, or improve the timing or magnitude of the immune response to, a pandemic flu vaccine. Pandemic flu vaccines are still being developed by third parties and no pandemic flu vaccines have been approved for use by the FDA.
In January 2005, the NIH awarded us a two-year, $2.9 million grant for further development of our IS technology for pandemic flu applications. The U.S. Department of Health and Human Services also announced in 2005 plans to issue a request for proposals, or RFP, to award one or more multi-year contracts to develop antigen sparing approaches to administering flu vaccines, to increase overall influenza vaccine capacity by utilizing adjuvants or alternate administration routes. We believe that we are well positioned to take advantage of this opportunity to respond to the RFP as currently outlined in this announcement, although there can be no assurances that we will be awarded any part of this contract.
Travelers’ diarrhea
Travelers’ diarrhea is a disease caused by a bacterial, viral or other microbial infection contracted by the ingestion of contaminated food or water while abroad. According to the United States Centers for Disease Control and Prevention, or CDC, travelers’ diarrhea is the most common illness affecting travelers, with an estimated 20% to 50% of international travelers contracting travelers’ diarrhea.
Enterotoxigenic E. coli bacteria (ETEC) is believed to be the most common cause of travelers’ diarrhea. Ingested ETEC bacteria move to the small intestine where they grow and secrete toxins which induce massive fluid secretion from the lining of the small intestine. Common symptoms

Business

associated with ETEC-induced diarrhea include frequent loose or watery bowel movements, nausea, vomiting, abdominal cramping, bloating and fever. A majority of affected individuals tend to have six or more loose stools per day. Severe infections that cause large fluid loss may cause dehydration and require hospitalization in order to administer intravenous fluids. ETEC secretes one or both of two different toxins: heat labile toxin (LT) and heat stabile toxin (ST). LT, either acting alone or in combination with ST, is responsible for approximately two-thirds of all cases of ETEC disease. Each year more than 50 million individuals from the United States, Western Europe and Japan/ Australasia visit regions where infection by ETEC is common, resulting in an estimated 10 million cases of travelers’ diarrhea caused by LT-secreting ETEC strains. Our travelers’ diarrhea program focuses on ETEC disease caused by LT-secreting strains.
Currently, in the United States there are no approved vaccines against travelers’ diarrhea caused by ETEC infection. Travelers’ diarrhea, consequently, is generally treated with antibiotics, either prophylactically or following onset, or with over-the-counter products that alleviate symptoms but do not treat the underlying infection. Use of antibiotics either as a treatment or as a prophylaxis can be effective but has many drawbacks. Multi-drug resistance in ETEC infection is common, especially in the developing world, and prophylactic antibiotic use is implicated in causing patterns of widespread resistance. In addition, patients must take many doses over several days or weeks for antibiotics to be effective and this poses potential compliance problems. Antibiotics also destroy beneficial resident intestinal bacteria that normally keep in check any ingested disease-causing bacteria. Following antibiotic treatment, these toxic bacteria may grow rapidly leading to severe intestinal inflammation and additional episodes of diarrhea. For these reasons, health authorities generally prefer vaccination to treatment with antibiotics for diseases preventable by vaccine.
We believe a vaccine that reduces the risk of contracting travelers’ diarrhea caused by ETEC, or that reduces the severity of the symptoms associated with such an infection, would be appealing to travelers. According to a recent study, approximately 25% of United States travelers already seek medications and vaccinations for other diseases, such as hepatitis A and B, prior to traveling internationally. Additional studies estimate that the worldwide market for a vaccine to combat travelers’ diarrhea caused by ETEC infection is approximately $450 million.
THE TCI SOLUTION
TCI is a proprietary technology designed to trigger an immune response by targeting Langerhans cells. After contact with an infectious pathogen and its associated antigens, Langerhans cells leave the skin and migrate to the nearest lymph node via the lymphatic system. Upon arrival, the Langerhans cells present the antigens in the lymph node, which triggers a potent and highly specific immune response that persists to combat future attacks by the invading pathogen. Because Langerhans cells are evenly distributed throughout the human skin surface, we believe that TCI-based immunizations may be delivered through a patch to a variety of locations on the body.
Our research to date suggests that the immune response to TCI-delivered vaccines may be improved by applying adjuvants along with antigens to the skin. Specifically, we are exploring the use of the LT toxin from ETEC as an adjuvant. While LT is not currently approved by the FDA for any indication nor a component of any product approved by the FDA, LT has a long history of experimental use as an adjuvant because of its potency as a general immune stimulant and has been used preclinically with a wide variety of vaccine formulations including those utilizing peptides, proteins, conjugates, whole killed cells and live vectors. Other means of delivery such as injection, intranasal and oral delivery methods act systemically, preventing the use of LT as an adjuvant without the occurrence of significant side effects. TCI avoids these side effects by delivering LT to the skin, where the LT is sequestered, rather than delivered systemically.

Business

The diagram below highlights the use of TCI in a needle-free vaccine patch.
Our needle-free vaccine patch is designed to work as follows:

➢	Following pretreatment that involves a mild abrasion of the skin at the application point to disrupt the outer dead layer of skin, known as the stratum corneum, a patch containing an adjuvant and one or more antigens from the target pathogen (the three antigens associated with the flu vaccine each year, for example) is applied.

➢	After permeating the disrupted stratum corneum, the adjuvant and antigens reach and activate the underlying Langerhans cells.

➢	The Langerhans cells take up the adjuvant and antigens and migrate through the skin and the lymphatic system to the nearest lymph node, where they stimulate a systemic immune response.
We believe that our needle-free vaccine patch offers the following potential advantages over traditional, injection-based approaches to vaccination:

➢	Increased efficacy with reduced risk of side effects. Because the adjuvant and antigens delivered by our needle-free vaccine patch cannot penetrate further than the outer layers of the skin, neither the adjuvant nor the antigens circulate systemically as they would if delivered through injection. Preventing a systemic distribution of adjuvants and antigens reduces the risk of side effects, including actual infection. As a result, our needle-free vaccine patch permits the use of more potent adjuvants relative to other systemic means of delivery (such as injection, intranasal and oral delivery), which increases the overall level of immune response. We or our collaborators have conducted over 21 trials, including three double-blind, placebo-controlled trials, with over 1,600 volunteers receiving the LT adjuvant, and no vaccine-related serious adverse events from applying adjuvants to the skin were observed.

➢	Increased compliance. We believe needle-free administration has the potential to increase acceptance by patients who dislike the use of needles and desire a more convenient and less painful means of vaccination.

➢	Safer administration and disposal. Needle-free administration eliminates the risk to the health care provider of inadvertent needle sticks and avoids the need to dispose of contaminated needles.

Business

➢	Reduced dosages. By targeting the skin and eliciting a stronger immune response, we believe the amount of antigen required for immunization may be reduced.

➢	Cheaper transport and storage. Most vaccines must be stored in refrigerated environments. We believe our vaccines will be stable at room temperature, making both transport and storage without refrigeration simple and inexpensive.
Our IS patch uses TCI-administered adjuvants to boost the immune response to traditional, injectable vaccines in specific patient populations. Our IS patch would work similarly to our needle-free vaccine patch, except that a needle would be used to inject the pathogenic antigens and a patch containing only an adjuvant would be applied to the skin over the injection site. We believe our IS patch could be applied to boost the immune response in individuals who might not otherwise achieve immunity through the injected vaccine alone. In a Phase 2 trial, elderly subjects who received an IS patch in combination with an injected flu vaccination generated antibody levels that were significantly higher than the antibody level compared to an injected flu vaccine alone. We also believe our IS patch could be used to lower the injected vaccine dosage necessary to immunize individuals with healthy immune responses.
PRODUCTS IN DEVELOPMENT
We are developing two distinct product applications for our TCI technology. The first application is a needle-free vaccine patch applied to the skin that contains both pathogen-specific antigens and an adjuvant. We are using this application to develop needle-free vaccines to replace currently injectable vaccines as well as novel vaccines that cannot be delivered by injection. The second application is an immunostimulant, or IS, patch for use in combination with an injected vaccine and through which only an adjuvant is delivered by the patch. In this second application, we expect that our IS patch would be placed over the injection site of an existing injectable vaccine in order to stimulate a stronger immune response to that vaccine. Initially we expect to target our IS patch for use in patient populations with weakened or impaired immune systems, such as the elderly, for whom existing vaccines often do not elicit an adequate immune response or possibly in pandemic flu applications.
We are focusing our current product development efforts on the product candidates set forth in the chart below.

Product Candidates	Clinical Status

Needle-free flu vaccine patch	Phase 1
IS patch for elderly receiving flu vaccines	Phase 2
IS patch for pandemic flu	Preclinical
Needle-free travelers’ diarrhea vaccine patch	Phase 2
We view our IS patches and our needle-free travelers’ diarrhea vaccine patch as distinct products. Although both patches contain the same active ingredient, they will have distinct formulations and require separate regulatory approvals.
Needle-free flu vaccine patch
Our needle-free flu vaccine patch product candidate combines flu antigens and an adjuvant in a single patch. We believe this approach offers the potential for effective flu vaccination without the use of needles.
We completed a Phase 1 study of our needle-free flu vaccine patch in Europe during the fourth quarter of 2004. The data from our Phase 1 trial demonstrated that the needle-free flu vaccine patch stimulated an immune response to antigens from all three flu strains recommended by the World Health Organization for the 2004 flu season and demonstrated a positive effect from using our adjuvant, although the observed immune response was not as great as that of existing injectable flu vaccines. We have been working to further optimize our formulation and product design in an effort to

Business

achieve an immune response equal to or greater than that of existing injectable vaccines, which is one of the requirements necessary in order to achieve regulatory approval for this product candidate. We did not observe any systemic vaccine-related side effects in this Phase 1 trial. Based on new preclinical studies, we believe we have reformulated this product candidate in a manner that will result in a greater immune response than that observed in the 2004 Phase 1 study. We are currently conducting toxicology studies on this new formulation. Assuming the results of the toxicology studies are favorable, we plan to submit an IND to the FDA and commence a Phase 1/2 clinical trial in the United States sometime in 2006. We plan to conduct additional Phase 2 trials after completing the Phase 1/2 trial.
Because we do not manufacture our own flu antigen, we conducted our previous clinical trial for this program, and intend to conduct our contemplated Phase 1/2 trial, using flu antigen supplied to us by a flu vaccine manufacturer under a material transfer agreement. We plan to work with companies who can provide a source of vaccine antigen and complementary commercial capabilities, such as sales and marketing expertise. We expect that we will not advance our needle-free flu vaccine product candidate into additional clinical trials after the planned Phase 1/2 trial until we enter into a long-term supply arrangement for flu antigen.
Immunostimulant (IS) patch for elderly receiving flu vaccines
We are currently investigating ways to improve the immune response in the elderly to standard influenza vaccination through the use of adjuvants. We believe that the placement of an IS patch over the injection site of an injected flu vaccine will provide a stronger immune response in elderly recipients of the flu vaccine. In 2002, we completed a Phase 1 clinical study in which elderly individuals who were vaccinated with an injected flu vaccine in combination with our IS patch had a higher antibody response, on average, than those receiving the flu vaccine without an IS patch.

Business

The following chart describes the immune response achieved in the Phase 1 study in the elderly using an IS patch in addition to a standard flu injection. In our study, three groups of approximately 55 volunteers were vaccinated with a standard injected flu vaccine consisting of three strains of flu antigen. The first group of volunteers consisted of healthy young adults. The second and third groups consisted of elderly (over 65 years old) volunteers. In the third group, the volunteers were given both the injected vaccine and an IS patch. In this trial, elderly individuals who were vaccinated with a standard flu vaccine in combination with our IS patch had a higher antibody response, on average, than those receiving the flu vaccine without a patch. In addition, we did not observe any systemic vaccine-related side effects in this Phase 1 trial. We conducted a subsequent study in which we utilized a dry patch formulation and were unable to demonstrate this same effect. After analysis, we concluded that we were not able to replicate the previous results due to a change in formulation, which we believe caused the active agent, our LT adjuvant, to remain in the patch and, therefore, not to be delivered to the skin. Based on data from animal studies, we expect our new dry patch formulations will be at least equivalent to the wet patches used in our recent clinical trials; however, we will not know whether these dry patch formulations will perform adequately until they are tested in humans.
Enhanced Immune Responses In Elderly After IS Patch Application
We are planning a confirmatory Phase 2 study in 2006 designed to demonstrate that our IS patch may represent an effective strategy for improving response rates to influenza vaccines in the elderly. Following this trial, we expect to conduct additional Phase 2 trials to evaluate dose ranging and time-of-patch-wear. We intend to request discussions with regulatory agencies in the United States and Europe prior to initiating any Phase 3 studies in order to finalize endpoints and design for our Phase 3 studies, which we expect to commence in 2007.
IS patch for pandemic flu
We anticipate that the IS patch could play a role in containing pandemic flu by helping governments execute dose-sparing strategies by which a smaller dose of injected vaccine could produce an effective immune response. We believe our IS patch, when administered in combination with an injected vaccine, may be able to achieve this either by reducing the required dose of injected vaccine, or improving the timing and/or magnitude of the immune response to an injected pandemic flu vaccine. We believe that our IS patch for pandemic flu presents a particularly attractive dose-sparing alternative

Business

because it has the potential to be used with pandemic flu vaccines being developed by different manufacturers without requiring different formulations or packaging. In January 2005, the NIH awarded us a two-year, $2.9 million grant for further development of our IS patch technology for pandemic flu applications. Because pandemic flu vaccines are still being developed by third parties and no pandemic flu vaccines have been approved for use by the FDA, and because our IS patch for pandemic flu is in the preclinical development stage and extensive additional preclinical and clinical testing would be required before approval, this product candidate may not be available for the potential treatment of pandemic flu in the next few years, if ever.
We have conducted preclinical studies in mice that highlight the dose-sparing potential of our IS patch. The goal of these preclinical studies is to demonstrate that the use of our IS patch, if confirmed in larger scale human studies, could effectively expand the nation’s vaccine supply quickly. In one study, we examined the effects of our IS patch when used in combination with an avian flu antigen delivered either intramuscularly, into the muscle tissue, or intradermally, just below the skin surface. In this study, we immunized mice intradermally with injections of an avian flu strain isolated from Vietnam (H5N1) to look at the effect of immunizing with declining flu doses with and without our IS patch. Accordingly, the first group received 1.5 ug of vaccine and the other two groups received doses ten times lower (0.15 ug) and 100 times lower (0.015 ug), and half of each of these three groups had an IS patch placed over the injection site. After two weeks, we then measured antibody titers to the avian flu strain. As indicated in the following chart, the group receiving the 0.015 ug dose with our IS patch had an antibody response (47,491) comparable to the group receiving the 1.5 ug dose intradermally alone (20,142). This data suggests that a 100-fold reduction in vaccine may be achievable when the vaccine is delivered intradermally in conjunction with our IS patch. Data that we collected in the same study suggests that a ten-fold reduction in vaccine may be achievable when the vaccine is delivered intramuscularly, which is the current standard of care, in conjunction with our IS patch. While intramuscular administration of flu vaccines is the current standard of care, recent studies have shown that flu vaccines administered intradermally can achieve comparable immune response by using less vaccine.
The U.S. Department of Health and Human Services has announced plans to issue a request for proposals, or RFP, to award one or more multi-year contracts to develop antigen sparing approaches to administering flu vaccines, to increase overall influenza vaccine capacity by utilizing adjuvants or alternate administration routes. Given our encouraging preclinical results and experience with the IS

Business

patch route of administration, we believe that we are well positioned to take advantage of this opportunity as currently outlined in this announcement, although there can be no assurances that we will be awarded any part of this government contract.
Needle-free travelers’ diarrhea vaccine patch
Our traveler’s diarrhea program is designed to reduce the risk of contracting travelers’ diarrhea or reduce the severity of symptoms in the event of infection. Our vaccine candidate targets disease caused by LT-secreting ETEC. The LT toxin alone or in conjunction with the ST toxin is the pathogenic agent in approximately two-thirds of the cases of ETEC infection. Immunity against LT has been shown to mitigate travelers’ diarrhea caused by ETEC infection, which we believe makes LT an excellent vaccine candidate. For our needle-free travelers’ diarrhea vaccine patch, LT acts both as the antigen and the adjuvant. Because the LT toxin is sequestered in the skin, it is not delivered systemically in a way that might cause diarrhea.
We have conducted several clinical studies of our travelers’ diarrhea vaccine patch. In our initial proof-of-principle trial, a simple gauze patch containing a 500mg LT dose was applied to the skin for six hours with no pretreatment. Three such doses resulted in robust immune responses with no systemic side effects. This initial finding, robust immunity without systemic effects, has been replicated in 21 trials using a patch containing LT with approximately 1,600 healthy volunteers across all of our clinical programs.
In several clinical studies, we have explored skin pretreatment strategies to disrupt the stratum corneum to improve efficiency of delivering LT. In one study we used prep pads, normally used for the preparation of skin for an electrocardiogram, to pretreat the patch application site. In this study, a 50mg LT dose applied to the pretreated skin at days 0 and 21 resulted in an approximately 50-fold rise in anti-LT antibody, or IgG. This result is in comparison to an approximately 30-fold rise found in patients who did not receive a pretreatment step prior to the administration of a 400mg dose.
In other trials we have studied the effects of multiple doses and the durability of response. For example, in a study involving 60 volunteers where a needle-free travelers’ diarrhea vaccine patch was given on the first testing day and again 21 days later, test subjects experienced a 12-fold rise in antibody levels on the day the second patch was administered and a 23-fold rise in antibody levels 21 days after the second patch was administered (see figure, below). The subjects did not experience any vaccine-related systemic adverse events. Ninety-three percent of subjects experienced a mild rash which was limited to the skin that came in direct contact with the patch. The incidence of this mild rash decreased during the second application. Three hundred sixty days after receiving the second patch, 52 of the 53 returning test subjects retained LT antibodies in their systems, suggesting that the vaccine effects will last for at least one year.
Antibody Response to Toxin After Vaccination

Business

During the first quarter of 2005, we completed a clinical study designed to test whether high antibody responses to LT delivered in a patch could prevent or reduce the severity of travelers’ diarrhea caused by oral ingestion of ETEC bacteria. We conducted the trial with the assistance of investigators at the Johns Hopkins School of Public Health. Forty-seven volunteers participated in this double-blind, placebo controlled clinical trial. Twenty-seven of the volunteers were vaccinated with a “wet patch” formulation of our needle-free travelers’ diarrhea vaccine patch and 20 were given placebos. At the end of the vaccination period, the volunteers from both vaccinated and unvaccinated groups ingested approximately one-half billion ETEC organisms. Although experts estimate that between 1,000 and 100,000 bacteria can cause an ETEC infection, we chose a considerably larger amount of ETEC organisms to ensure exposure in substantially all of our volunteers to an infectious dose. In this trial we also gave our volunteers live bacteria that secreted both the LT and ST toxins. This combination of high doses of ETEC bacteria and the introduction of two toxins resulted in a severe test of our vaccine candidate. After ingestion of the ETEC organisms, the volunteers were carefully monitored for diarrhea. The volunteers that received the needle-free travelers’ diarrhea vaccine patch experienced a delayed onset of ETEC disease and were found to have less severe diarrheal symptoms (measured by frequency and weight of diarrheal stools) as compared to volunteers that received the placebo. Recipients of the LT patch also required less treatment in terms of administration of intravenous fluids and antibiotics to overcome the effects of their ETEC infections. Although prevention of travelers’ diarrhea was not possible in the clinical study due to the use of the very large challenge dose of ETEC bacteria that secreted both LT and ST toxins, our LT patch vaccine demonstrated its ability to induce a strong immune response that diminished the severity of the disease.
We are currently preparing for additional Phase 2 trials designed to determine the final dry patch formulation, number and timing of doses, and duration of patch wear. If we successfully complete these Phase 2 trials on our currently anticipated timeline, we expect to begin enrollment in Phase 3 clinical trials in mid-2007. We expect to meet and correspond with regulatory authorities in the United States and Europe over the course of the next year prior to initiating Phase 3 studies. We also are evaluating several potential Phase 3 field sites in Mexico and Central America, which have known ETEC disease rates, established infrastructure, extensive field trial experience and are readily accessible from the United States.
Additional indications
While we are currently focusing our resources on the four programs described above, we believe that our needle-free vaccine patch and IS patch technologies may be broadly applicable. If we have adequate resources, we plan to explore application of our technology to anthrax and other infectious diseases, as well as to cancer, allergic diseases and other indications. We have compiled Phase 1 data supporting the ability of TCI-based vaccines to stimulate an immune response against anthrax exposure. Anthrax is a rare, acute infectious disease caused by bacteria that is contracted through the skin, lungs or gastrointestinal system. The anthrax bioterrorism attacks of 2001 heightened the urgency to develop a safe and effective anthrax vaccine for use in the general population. The only anthrax vaccine currently approved by the FDA requires six injections over 18 months, has limited availability and distribution, and is only indicated for at-risk individuals, such as members of the military. We intend to seek a government grant to fund the development of a vaccine patch candidate. At this time, the United States government is not offering such a grant. If we are successful, we would hope to have the vaccine developed to the stage where it would be eligible for purchase under the biodefense stockpile program.

Business

OUR STRATEGY
Our goal is to become a leader in the discovery, development and commercialization of vaccines and immunostimulants delivered to the skin. The key elements of our strategy are as follows:

➢	Seek a strategic collaboration for the development, marketing and commercialization of our needle-free flu vaccine patch. As we do not intend to manufacture the flu antigens for our needle-free flu vaccine patch, we are actively exploring collaborations with large pharmaceutical companies in the United States and Europe that would provide the flu antigens and financial resources to develop and, if approved, commercialize our needle-free flu vaccine patch. To date, we have retained all of our rights to this product, and we believe this will enable us to obtain advantageous terms in any potential collaboration.

➢	Commercialize our IS patch for elderly receiving flu vaccines. We intend to advance our IS patch for elderly receiving flu vaccines into and through Phase 3 clinical trials ourselves, and then into commercialization, possibly with a partner. To date, we have retained all of our rights to this product candidate, and we believe this will enable us to obtain advantageous terms in any potential collaboration.

➢	Develop our IS patch for pandemic flu applications. We plan to utilize the $2.9 million grant from NIH to fund the further development of our IS patch technology for pandemic flu applications. We also plan to respond to the request for proposals to be issued by the U.S. Department of Health and Human Services for contracts to develop antigen sparing approaches to administering flu vaccines, to increase overall influenza vaccine capacity by utilizing adjuvants or alternate administration routes.

➢	Commercialize our needle-free travelers’ diarrhea vaccine patch. We intend to advance our needle-free travelers’ diarrhea vaccine patch into and through Phase 3 clinical trials ourselves, and then into commercialization, possibly with a partner. To date, we have retained all of our rights to this product candidate, and we believe this will enable us to obtain advantageous terms in any potential collaboration.

➢	Continue to develop and expand our manufacturing capabilities to retain manufacturing rights. We intend to retain manufacturing rights for our adjuvant and patch technologies. To the extent practicable, we intend to continue to develop and expand our manufacturing capabilities to meet our expected demands. In May 2005, we completed the build-out and validation of a pilot manufacturing facility and we believe we currently have the capacity to produce anticipated needs through initial commercialization of our first product.

➢	Leverage our broad technology platform to develop additional product candidates. As our TCI technology has the potential to be useful with many different types of vaccines, other companies developing vaccines represent possible partners with which to develop new products. For example, we are working with a large pharmaceutical company to evaluate three vaccine candidates in preclinical studies. We intend to continue to evaluate and develop additional product candidates to expand our pipeline where we perceive a significant unmet medical need and commercial potential.
INTELLECTUAL PROPERTY AND PROPRIETARY TECHNOLOGY
Protection of our intellectual property and proprietary technology is a strategic priority for our business. We rely on a combination of patent, trademark, copyright and trade secret laws along with institutional know-how and continuing technological advancement to develop and maintain our competitive position. Our ability to protect and use our intellectual property rights in the continued development and commercialization of our technologies and products, operate without infringing the proprietary rights of others, and prevent others from infringing our proprietary rights, is crucial to our continued success. We will be able to protect our products and technologies from unauthorized use by

Business

third parties only to the extent that they are covered by valid and enforceable patents, trademarks or copyrights, or are effectively maintained as trade secrets, know-how or other proprietary information.
Our policy is to seek US and international patent protection for technological developments that we believe will enhance the market position of our product candidates and methods of using our product candidates. As of December 31, 2005, we held exclusive rights, either through our license from the Walter Reed Army Institute of Research (WRAIR) or on our own, to a patent portfolio consisting of 68 issued patents or patent applications as follows:

➢	3 issued US patents;

➢	14 US non-provisional patent applications;

➢	20 issued foreign patents;

➢	29 foreign patent applications that are in various national stages of prosecution; and

➢	2 foreign patent applications not at the national stage.
The three issued United States patents will expire between November 2016 and February 2019. The issued foreign patents will expire between November 2017 and February 2019. Our core patents claim the composition of matter of the skin patch system as well as methods for inducing an antigen specific immune response from applying antigen and adjuvant to the skin. The first of these patents expires in November 2016, but subsequent patents provide additional coverage until February 2019. In addition, we are prosecuting patent applications relating to the use of different antigen and adjuvant combinations on the skin and other improvements to our TCI technology, such as methods for inducing an immune response by applying antigens and adjuvants to the skin in dry form.
We license substantially all of our TCI technology from WRAIR. Pursuant to a license agreement dated April 6, 2001, WRAIR has granted us an exclusive, worldwide license to use the TCI technology in all fields of use, including the right to grant sublicenses subject to WRAIR’s approval. Each of our current product candidates is dependent on TCI technology subject to this license.
The terms of the WRAIR license require us to pay WRAIR royalties equal to a percentage of:

➢	net sales of licensed products by us and by our affiliates; and

➢	revenues received by us from the licensed TCI technology and by our affiliates under any sublicenses of the licensed TCI technology.
In addition, we are required to pay to WRAIR:

➢	a minimum annual payment of $15,000 as a non-recoverable advance against royalty and milestone payments;

➢	milestone payments upon the achievement of specified regulatory approval based milestones, which may total up to $1,560,000 in the aggregate if we secure regulatory approval for six or more products; and

➢	all costs and expenses relating to prosecution of patent protection for the licensed TCI technology.
To date, we have paid WRAIR a license issue fee of $150,000, minimum annual advances against royalties and milestone payments totalling $60,000 in the aggregate, and milestone payments totalling $30,000. We have also issued to WRAIR 57,500 shares of our common stock valued at $34.125 per share on the date it was issued. The common stock issued to WRAIR is subject to a put option. The put price will be the greater of approximately $34.19 per share or the then fair market value at the date of exercise. The common shares issued to WRAIR are held in trust for WRAIR by MdBio, Inc. pursuant to a voting trust and escrow agreement dated April 6, 2001. Under the terms of this agreement, we are required to pay MdBio an annual service fee of $5,000.

Business

Our license is subject to a non-exclusive, non-transferable, royalty-free right of the United States government to practice the TCI technology for research and other governmental purposes on behalf of the United States and on behalf of any foreign government or international organization pursuant to an existing or future treaty or agreement with the United States. Additionally, WRAIR reserves the right to require us to grant sublicenses to third parties if WRAIR determines that:

➢	such sublicenses are necessary to fulfill public health and safety needs that we are not reasonably addressing;

➢	such sublicenses are necessary to meet requirements for public use specified by applicable United States government regulations with which we are not reasonably in compliance; or

➢	we are not manufacturing our products substantially in the United States.
The license agreement with WRAIR will automatically terminate upon the expiration of the last licensed patent which, based on our current portfolio of issued patents and our assumption that such patents will not be invalidated, will occur no earlier than February 2019. WRAIR may unilaterally terminate or modify the license if we:

➢	do not expend reasonable efforts and resources to carry out the development and marketing of the licensed TCI technology and do not manufacture, use or operate products that use the TCI technology by April 2008 (subject to extension based upon a showing of reasonable diligence in developing the technology);

➢	do not continue to make our TCI-based products available to the public on commercially reasonable terms after we have developed such products;

➢	misuse the licensed TCI technology or permit any of our affiliates or sub-licensees to do so;

➢	fail to pay royalties or meet our other payment or reporting obligations under the license;

➢	become bankrupt; or

➢	otherwise materially breach our obligations under the license.
As we do not expect to have regulatory approval for any of our TCI-based product candidates by April 2008, we may need to seek an extension of the April 2008 clinical milestone.
We retain the right to terminate the WRAIR license with respect to any or all countries covered by the license at any time, and for any reason upon 60 days prior written notice. Upon termination of the WRAIR license, other than by expiration, we will be permitted to sell our existing inventory of licensed products for a period of 180 days, after which time we will no longer retain the right to make, use or sell products licensed under the WRAIR license. Our right to make, use or sell products subject to the WRAIR license will end immediately upon expiration of the WRAIR license.
In June 2005, we licensed from DowPharma, on a non-exclusive, world-wide basis, rights to the proprietary expression system that we plan to use to manufacture the LT to be used in each of our current product candidates. Pursuant to an existing letter agreement for services with DowPharma, DowPharma has provided us with technological assistance, as well as the master and working cell banks of the expression system that we plan to use to produce our LT.
In exchange for these licensed rights and such technical assistance as DowPharma has and is expected to continue to provide, the terms of the DowPharma license require us to pay DowPharma:

➢	royalties equal to a percentage of net sales of products incorporating LT produced under the license;

➢	milestone payments based upon regulatory approval of products incorporating LT produced under the license, which may total up to $500,000 for each approved product; and

Business

➢	time-based fees for any continuing technical assistance we may request at DowPharma’s prevailing hourly rate, with fees for the first 500 hours of technical assistance due only upon the date the first milestone payment, if any, is due.
Our payment obligations under the license do not go into effect until our first product receives regulatory approval. As a result, we have not made any payments to DowPharma under the license. To date, we have paid DowPharma $124,165 for services relating to technology transfer under our existing letter agreement. DowPharma has agreed to defer payment of the remaining $45,700 due under the letter agreement until we receive regulatory approval of our first product that utilizes DowPharma’s expression system.
The DowPharma license also requires us to grant DowPharma and its affiliates an irrevocable, world-wide, non-exclusive, royalty-free license to any improvements to the expression technology that we or our permitted sublicensees may create during the term of the license.
The DowPharma license will automatically terminate upon the earlier of (i) ten years from the date we first sell a product incorporating LT produced under the license and (ii) the end of the term of the last to expire patent subject to the license which, assuming the relevant DowPharma patent applications are issued and the resulting patents are not invalidated, is expected to occur no earlier than November 19, 2024. After expiration of the DowPharma license, we will retain an irrevocable and fully paid-up license to produce LT using DowPharma’s proprietary expression system. DowPharma may unilaterally terminate the license agreement prior to expiration if we:

➢	at any time during the term of the license agreement, reasonably agree with Dow that there are material health and safety risks associated with products produced under the license which create a material risk of liability to DowPharma;

➢	fail to meet our payment obligations under the license;

➢	become bankrupt; or

➢	otherwise materially breach our obligations under the license.
In the event DowPharma unilaterally terminates the license as described above, we will not have any continuing right to make, use or sell LT produced using DowPharma’s proprietary expression technology.
We also rely on trade secrets and know-how, which are not protected by patents, to maintain our competitive position. We have implemented trade secret protection policies to actively protect and secure the technology and proprietary information that we develop. We require our officers, employees and consultants to execute confidentiality agreements upon commencement of their relationships with us. These agreements also provide that all inventions developed by the individual on behalf of us must be assigned to us and that the individual will cooperate with us to secure patent protection for these inventions if we wish to pursue such protection. There can be no assurance, however, that these agreements will provide meaningful protection for our inventions, trade secrets or other proprietary information in the event of unauthorized use or disclosure of such information.
We also execute confidentiality agreements with outside collaborators. However, disputes may arise as to the ownership of proprietary rights to the extent that outside collaborators apply technological information developed independently by them or others to projects involving our technology and there can be no assurance that any such disputes would be resolved in our favor. In addition, any of these parties may breach the agreements and disclose our confidential information or our competitors might learn of the information in some other way. If any of our trade secrets, know-how or other proprietary information that is not protected by a patent were to be disclosed to or independently developed by a competitor, our business, results of operations and financial condition could be adversely affected.

Business

MANUFACTURING AND COMMERCIAL SUPPLY
Prior to 2005, third parties supplied all of the LT and the formulated patches that we used in our clinical trials. For most of our history, we had one supplier of LT and relied on two contract manufacturers to produce our formulated patches. At this time, we have no further agreements with these firms to provide us with any further components or services.
To maintain control over the manufacture of our product candidates during development and possibly into commercialization, we constructed a pilot production plant in which we expect to manufacture the LT and the finished patch formulations for our clinical products. In connection with the construction of our pilot plant, we engaged DowPharma, a business unit within The Dow Chemical Company, to assist us with the development of our own LT strain and associated manufacturing process. In June 2005, we licensed from DowPharma a proprietary expression system for our LT strain. As part of the technology transfer under the license, DowPharma provided us with technological assistance, as well as the master and working cell banks of the expression system that we plan to use to produce our LT in our pilot plant.
We have substantially completed the validation of our pilot plant’s major systems, and we have begun initial engineering runs for the fermentation and purification of our LT, as well as the manufacture of certain patch formulations. Our LT requires precise, high quality manufacturing that is subject to the FDA’s Good Manufacturing Practices. Beginning in the fourth quarter of 2005, we began to manufacture batches of our LT for use in clinical trials in accordance with GMP standards. We are currently in the process of manufacturing certain patch formulations for our next clinical trials. We believe that our pilot plant has adequate capacity to meet our currently anticipated clinical trial needs, and we currently intend to use this facility for all future clinical production of LT adjuvant and formulated patches. To the extent practicable, we also intend to use this facility for initial commercial launch of our needle-free travelers’ diarrhea vaccine patch, if we obtain marketing approval.
The only product components that we currently intend to manufacture at our pilot plant are our LT and formulated patches. We currently intend to rely on either a collaborator or third-party supplier to produce other product components, such as the flu antigens contained in our needle-free flu vaccine patch. A flu vaccine manufacturer is currently supplying flu antigens for our contemplated Phase 1/2 clinical trial for our needle-free flu vaccine patch under a material transfer agreement. As variability in product specifications and characteristics generally is not acceptable to regulatory authorities, our primary sourcing strategy will be to establish long-term, single-source relationships with suppliers of these other components. For this reason, we expect that we will need to enter into a long-term supply arrangement for flu antigen with a flu vaccine manufacturer before advancing our needle-free flu vaccine patch product candidate into additional clinical trials. If there are no existing suppliers or collaborators able or willing to meet our selection criteria, then we will consider contracting the manufacture of key components that we do not manufacture ourselves to a contract manufacturer. At this time, we have not entered into any agreements that provide us assurance of continued supply of any of these other product components.
COMPETITION
The pharmaceutical, biopharmaceutical and biotechnology industries are intensely competitive and are characterized by rapid and significant technological progress. Our competitors include large integrated pharmaceutical and biotechnology companies, universities, and public and private research institutions which currently engage in, have engaged in or may engage in efforts related to the discovery and development of new biopharmaceuticals and vaccines, some of which may be competitive. Almost all of these entities have substantially greater research and development capabilities and financial, scientific, manufacturing, marketing and sales resources than we do, as well as more experience in research and development, clinical trials, regulatory matters, manufacturing, marketing and sales.

Business

If approved for marketing, our product candidates may compete with existing drugs and vaccines. For example, there are multiple influenza vaccines approved for sale in both the United States and Europe. These vaccines are marketed by companies that include Chiron Corporation, GlaxoSmithKline plc, MedImmune, Inc., Sanofi-Aventis S.A. and Solvay S.A. In addition, we know of multiple flu vaccine candidates that incorporate adjuvants to enhance immune responses, particularly in the elderly. Some of these flu vaccines with adjuvants are being developed by pharmaceutical companies that have substantial resources and well-established reputations among physicians and patients, such as Sanofi-Aventis S.A., GlaxoSmithKline plc and Chiron Corporation. These flu vaccines with adjuvants would compete against our IS patch for improved flu vaccination in the elderly.
While there are no vaccines against ETEC infection that have been approved for sale in the United States, we are aware of several companies with ETEC vaccine product candidates that are under development, which, if approved, would compete against our needle-free travelers’ diarrhea vaccine patch. Those companies with potential ETEC vaccine candidates include Avant Immunotherapeutics, Inc., Cambridge Biostability Ltd., Berna Biotech AG, SBL Vaccin AB and Chiron Corporation. In the absence of vaccines, travelers’ diarrhea is generally treated, either prophylactically or following onset, with antibiotics or over-the-counter products that alleviate symptoms. Some of these antibiotics and OTC products are marketed by pharmaceutical companies, such as Bayer. In addition, Salix Pharmaceuticals, Ltd. has announced that it has completed a Phase 3 study to evaluate the efficacy and safety of an antibiotic specifically designed to be taken prophylactically for travelers’ diarrhea.
We are aware of companies that are developing alternative methods to the syringe for delivering vaccines and biopharmaceutical products. These alternative methods include microneedles, electroporation, microporation, jet injectors, nasal sprays and oral delivery. For example, 3M Company, Alza Corporation and Becton, Dickinson and Company are developing microneedles to deliver drugs to the skin. PowderMed Limited has developed a hand-held jet injector unit, MedImmune, Inc. has a nasal flu spray that has been approved for sale in the United States and ID Biomedical Corporation has a nasal flu spray under development. There are also a number of companies developing drug delivery technologies that make microchannels in the skin, including Altea Corporation, TransPharma Medical Ltd. and Sontra Medical Corporation.
We believe that the principal competitive factors in the markets for our product candidates will include:

➢	safety and efficacy profile;

➢	product price;

➢	ease of application;

➢	length of time to receive regulatory approval;

➢	product supply;

➢	enforceability of patent and other proprietary rights; and

➢	marketing and sales capability.
Because our product candidates are in early stages of development, our relative competitive position in the future is difficult to predict precisely.
GOVERNMENT REGULATION
The testing, approval, manufacturing, labeling, advertising and marketing, post-approval safety reporting, and export, among other things, of our product candidates are extensively regulated by governmental authorities in the United States and other countries. In the United States, the FDA regulates biopharmaceutical products under the Federal Food, Drug, and Cosmetic Act, or FDCA, and other laws, including, in the case of biologics, the Public Health Service Act. Each of our product

Business

candidates consists of a patch and one or more active ingredients, such as vaccines or adjuvants, which we expect will be treated together as an investigational vaccine by the FDA, even if any of its active ingredients is part of an existing approved product. None of the active ingredients in our product candidates have been approved by the FDA for commercial sale in any product. We believe that most of our product candidates will be regulated by the FDA as biologics. We cannot market a biologic until we have submitted a Biologics License Application, or BLA, to the FDA, and the FDA has approved it. Both before and after approval is obtained, violations of regulatory requirements may result in various adverse consequences, including the FDA’s suspension of clinical studies, delay in approving or refusal to approve a product, suspension or withdrawal of an approved product from the market, operating restrictions, and the imposition of civil or criminal penalties.
The steps required before the FDA may approve a product for marketing in the United States generally include:

➢	preclinical laboratory tests and animal tests;

➢	the submission to the FDA of an investigational new drug application, or IND, for human clinical testing, which must become effective before human clinical trials may begin;

➢	adequate and well-controlled human clinical trials to establish the safety and efficacy of the product for its specific intended use(s);

➢	the submission to the FDA of a BLA;

➢	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is made to assess compliance with current good manufacturing practices, or cGMP; and

➢	FDA review and approval of the BLA.
Preclinical tests include laboratory evaluation of the product candidate, as well as animal studies to assess the potential safety and efficacy of the product candidate. We must submit the results of the preclinical tests, together with manufacturing information and analytical data, to the FDA as part of an IND, which must become effective before we may commence human clinical trials. The IND will automatically become effective 30 days after its receipt by the FDA, unless the FDA before that time raises concerns or questions about the conduct of the trials as outlined in the IND. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can proceed. We cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that suspend such trials.
Clinical trials involve the administration of the product candidate to healthy volunteers or patients under the supervision of principal investigators, generally physicians who are not employed by or under the trial sponsor’s control. An institutional review board must review and approve each clinical study. Clinical trials typically are conducted in three sequential phases, but the phases may overlap or be combined. In Phase 1, the initial introduction of the drug into human subjects, the drug is usually tested for safety (adverse effects), dosage tolerance, and pharmacologic action. Phase 2 usually involves studies in a limited patient population to:

➢	evaluate preliminarily the efficacy of the drug for specific, targeted conditions;

➢	determine dosage tolerance and appropriate dosage; and

➢	identify possible adverse effects and safety risks.
Phase 3 trials generally further evaluate clinical efficacy and test further for safety within an expanded patient population. We or the FDA may suspend clinical trials at any time on various grounds, including a finding that subjects are being exposed to an unacceptable health risk.
The results of the preclinical and clinical studies, together with other detailed information, including information on the manufacture and composition of the product candidate, are submitted to the FDA

Business

in the form of a BLA requesting approval to market the product. If the BLA contains all pertinent information and data, the FDA will “file” the application and begin review. The FDA may “refuse to file” the BLA if it does not contain all pertinent information and data. In that case, the applicant may resubmit the BLA when it contains the missing information and data. Before approving a BLA, the FDA will inspect the facilities at which the product candidate is manufactured, and will not approve the product candidate unless cGMP compliance is satisfactory. The FDA may refuse to approve a BLA if applicable regulatory criteria are not satisfied, require additional testing or information, limit the indications for use and/or require postmarketing testing and surveillance to monitor the safety or efficacy of a product.
The testing and approval process require substantial time, effort and financial resources, and we cannot be sure that any of our product candidates will be approved on a timely basis, if at all. The results of preclinical studies and initial clinical trials are not necessarily predictive of the results from large-scale clinical trials, and clinical trials may be subject to additional costs, delays or modifications due to a number of factors, including difficulty in obtaining enough patients, investigators or product candidate supply. Failure by us or our collaborators, licensors or licensees to obtain, or any delay in obtaining, regulatory approvals or in complying with requirements could adversely affect the commercialization of product candidates and our ability to receive product or royalty revenues. Also, if regulatory approval is granted, it is granted for use of the product in a specific dosage form for a specific indication. If a BLA holder wishes to market a product for a different dosage form or indication, it is generally required to submit and have approved a supplementary application.
Once the FDA approves a product, the BLA holder and product’s manufacturers are required to comply with a number of post-approval requirements. For example, we may be required to conduct postmarketing testing to monitor the safety and the efficacy of the marketed product, and we will be required to report certain adverse reactions to the FDA and to comply with certain requirements concerning advertising and promotional labeling for our products. Also, quality control and manufacturing procedures must continue to conform to cGMP regulations after approval, and the FDA periodically inspects manufacturing facilities to assess compliance with cGMP. Accordingly, the manufacturer must continue to expend time, monies and effort in the area of production and quality control to maintain cGMP compliance. We expect to rely on third parties to manufacture some of our product candidates after FDA approval, which will also be required to comply with cGMP. In addition, discovery of problems may result in marketing restrictions on a product. Also, new federal, state or local government requirements may be established that could delay or prevent regulatory approval of our product candidates or impose other additional restrictions on our business.
Whether or not FDA approval has been obtained, approval of a product by the comparable regulatory authorities of foreign countries must be obtained prior to commencement of marketing of the product in those countries. The approval process varies from country to country and the time may be longer or shorter than that required for FDA approval. In those countries, we also are subject to foreign regulatory requirements governing clinical trials, labeling, promotion and marketing, post-approval safety reporting, export, pricing and reimbursement, which also vary greatly from country to country.
We are also subject to various federal, state and local laws, rules, regulations and policies relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals and the use and disposal of hazardous or potentially hazardous substances used in connection with our research work. Although we have developed safety procedures for handling and disposing of such materials, the risk of accidental injury or contamination from these materials cannot be entirely eliminated.

Business

SALES AND MARKETING
We currently have no sales, marketing or distribution capability. In order to commercialize any of our product candidates, we must either internally develop sales, marketing and distribution capabilities or make arrangements with a third party to perform these services. We believe that by presenting a distinctive route of administration, TCI technology offers marketing and branding opportunities for us and our potential strategic partners. We intend to sell, market and distribute some products directly and rely on relationships with third parties to sell, market and distribute other products. To market any of our products directly, we must develop a marketing and sales force with technical and regulatory expertise and with supporting distribution capabilities.
EMPLOYEES
As of December 31, 2005, we directly employed 66 people full-time, of whom one has an M.D. degree, 15 have Ph.D. degrees, and two have DVM degrees. Of our workforce, 55 employees are engaged in research and development and 11 are engaged in business development, finance and administration. None of our employees is represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.
FACILITIES
We currently lease approximately 34,800 square feet of research, manufacturing and administrative space in Gaithersburg, Maryland for our principal laboratories, pilot manufacturing facility and corporate offices. This lease expires in May 2013 and has a five-year renewal option.
LEGAL PROCEEDINGS
We are not party to any material legal proceedings.

Management
EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES
The following table sets forth the names and ages of our executive officers, directors and key employees as of December 31, 2005.

Name	Age	Position(s)

Stanley C. Erck	57	President, Chief Executive Officer, Treasurer and Director
Gregory M. Glenn, M.D.	51	Senior Vice President and Chief Scientific Officer
Russell P. Wilson	46	Senior Vice President, Chief Financial Officer, General Counsel and Secretary
Kai Chen, Ph.D.	46	Vice President, Business Development
Larry Ellingsworth, Ph.D.	55	Vice President, Research
Sarah Frech, DVM, MPH	43	Vice President, Clinical Development
Mervyn Hamer	54	Vice President, Operations
Kimber L. Poffenberger, Ph.D.	49	Vice President, Regulatory Affairs
Robert C. Seid, Jr., Ph.D.	57	Vice President, Formulations
M. James Barrett, Ph.D.(1)(2)	63	Chairman of the Board
R. Gordon Douglas, M.D.(3)	71	Director
Richard Douglas, Ph.D.(3)	53	Director
Jeff Himawan, Ph.D.(2)(3)	40	Director
James Young, Ph.D.(1)(2)	53	Director

(1)	Member of the Compensation Committee
(2)    Member of the Corporate Governance Committee

(3)	Member of the Audit Committee
Stanley C. Erck. Mr. Erck has served as President, Chief Executive Officer, Treasurer and Director since May 2000. Mr. Erck has 30 years of management experience in healthcare and biotechnology. Mr. Erck has worked at Baxter International, Procept, and Integrated Genetics. Mr. Erck has a B.S. from the University of Illinois and an M.B.A. from the University of Chicago.
Gregory M. Glenn, M.D. Dr. Glenn has served as Senior Vice President and Chief Scientific Officer since September 1997 and was a Director from February 1998 through May 2000. Dr. Glenn is the co-discoverer of the TCI technology and a co-founder of Iomai. He has been responsible for the conception, implementation and development of the basic science and early clinical trials relating to TCI, and has multiple patents, publications and book chapters describing TCI. Dr. Glenn is a pediatrician who completed the Medical Research Fellowship at the Walter Reed Army Institute of Research, or WRAIR, where he continued his research in vaccine delivery while on active duty. He received a B.A. from Whitman College and his M.D. from Oral Roberts University School of Medicine, where he received the Pediatrics Award and Dean’s Award for Academic Excellence.
Russell P. Wilson. Mr. Wilson has served as Senior Vice President since May 2005, Chief Financial Officer since June 2002, General Counsel since March 2000 and Secretary since May 2000, and served as Vice President, Business Development from March 2000 to June 2002. Mr. Wilson received a B.A. from Princeton University and holds a joint M.B.A./ J.D. degree from the University of Virginia.
Kai Chen, Ph.D. Dr. Chen has served as Vice President, Business Development since June 2002. Dr. Chen is responsible for developing our business relationships, licensing of products and technologies, and management of our intellectual properties. From 1998 to May 2002, Dr. Chen was

Management

the Head of the Cancer and Biological Modifiers Group at the NIH’s Office of Technology Transfer. From 1993 to 1997, he worked at MedImmune, Inc. in various business development capacities with increasing responsibilities. He received a Ph.D. in Biophysics from the University of Illinois and an M.B.A. in Technology Management/ Marketing from UCLA.
Larry Ellingsworth, Ph.D. Dr. Ellingsworth has served as Vice President, Research since April 2001. Dr. Ellingsworth leads the scientific efforts at Iomai with a focus on transcutaneous immunization. He has 17 years experience in the pharmaceutical and biotechnology industry. Prior to joining Iomai, he was Vice President of Research at Antex Biologics Inc. from December 1997 until March 2001. Dr. Ellingsworth received his B.S. in Genetics from the University of California (Davis), an M.S. in Genetics from California State University and a Ph.D in Immunology from UCD.
Sarah Frech, DVM, MPH. Dr. Frech has served as Director, Clinical Development from September 2001 to September 2004 and Vice President, Clinical Development since September 2004. Dr. Frech directs the design and execution of Iomai’s clinical programs. Prior to joining Iomai, Dr. Frech worked for Baxter Vaccines in Vienna, Austria and Baxter Vaccines in Columbia, Maryland from November 1998 until September 2001 as Manager, Clinical Studies. Dr. Frech holds a bachelor’s degree from Dartmouth College, a doctorate of veterinary medicine from Washington State University, and a master in public health from Johns Hopkins University. She is a board certified veterinarian, and has practiced large and small animal medicine.
Mervyn Hamer. Mr. Hamer has served as Vice President, Operations since March 2001 and Program Director from August 1999 to March 2001. Mr. Hamer is responsible for our facilities, quality program, patch technology development, and environmental, health and safety issues. He has worked in the pharmaceutical and biotechnology industry for over 25 years, including 10 years with Alza Corporation. Prior to joining Iomai, Mr. Hamer managed several projects in vaccine and contraceptive manufacturing in developing countries for the Program for Appropriate Technology in Health (PATH). Mr. Hamer received a B.S. in Chemical Engineering from Worcester Polytechnic Institute.
Kimber L. Poffenberger, Ph.D. Dr. Poffenberger has served as Vice President, Regulatory Affairs since November 2005. She leads the regulatory strategy, submissions and compliance activities for all product candidates. Dr. Poffenberger has over 18 years experience in the pharmaceutical and biotechnology industry, including 10 years at the FDA’s Center for Biologics Evaluation and Research. She has worked with authorities in the US, Canada, UK, and EU and led successful regulatory approval submissions at investigational, market application and postmarket product stages. Prior to re-joining Iomai, Dr. Poffenberger served as Senior Director of Regulatory Affairs at MedImmune Inc. from September 2004 until November 2005, Director of Regulatory Affairs and Quality Systems at Iomai from June 2002 until September 2004, Regulatory Affairs Director for Vaccines and Senior Manager of Regulatory Affairs at Baxter BioSciences from February 2001 until June 2002 and as a Regulatory Scientist at the FDA from 1996 until January 2001. Dr. Poffenberger holds a B.S. in Biochemistry from Carnegie-Mellon University and a Ph.D. in Microbiology from the University of Chicago.
Robert C. Seid, Jr., Ph.D. Dr. Seid has served as Vice President, Formulations since August 2005. Dr. Seid leads our formulation development and analytical methods groups to develop products for transcutaneous immunization. Dr. Seid has over 20 years of experience in developing parenteral and intranasal vaccine formulations for biologics including recombinant proteins, semi-synthetic glycoconjugates and live-attenuated virions. Prior to joining Iomai, Dr. Seid served as Senior Director, Formulation for Wyeth from September 2002 until August 2005 and as Director, Formulation at Aviron from September 1999 until September 2002, where he had extensive experience in directing formulation optimization and characterization of biological products. Dr. Seid earned his B.S. in Chemistry from the University of California (Berkeley) and his Ph.D. in Chemistry from Boston University.

Management

M. James Barrett, Ph.D. Dr. Barrett has served as a Director since December 2002 and as Chairman of the Board since January 2003. Dr. Barrett has served as a general partner of New Enterprise Associates (NEA), a venture capital management firm, since September 2001. Dr. Barrett is currently on the boards of Eximias Pharmaceutical Corporation, GlycoMimetics, Inc., Inhibitex, Inc., MedImmune, Inc., Nucleonics, Inc., Peptimmune, Inc., Pharmion, Inc., Ruxton Pharmaceuticals, Sensors for Medicine and Science, Inc. and Targacept, Inc. Dr. Barrett served as Founder, Chairman and CEO of Sensors for Medicine and Science from 1997 until September 2001, where he remains Chairman. Prior to that, he was Chairman and CEO of Genetic Therapy (1987— 1995), President and CEO of Life Technologies (1985— 1987), and President and CEO of Bethesda Research Labs (1982— 1983). Prior to 1982, Dr. Barrett worked in various divisions of SmithKline. Dr. Barrett received a Ph.D. in Biochemistry at the University of Tennessee, a Masters in Business Administration from the University of Santa Clara, and a Bachelor of Science in Chemistry from Boston College.
R. Gordon Douglas, M.D. Dr. Douglas has served as a Director since January 2003. Since May 1999 Dr. Douglas has served as a consultant to the U.S. government, various foundations and biotech companies, including serving as Consultant to the Vaccine Research Center at the National Institute of Health and serving on the Boards of Directors of several biotech companies and non-profits interested in vaccines and world health. Dr. Douglas was President of Merck Vaccines, responsible for the research, development, manufacturing, and marketing of Merck’s vaccine products until May 1999. Prior to joining Merck in 1989, Dr. Douglas had a distinguished career as a physician and academician, specializing in infectious diseases. From 1982 to 1990, he was a Professor of Medicine and Chairman of the Department of Medicine at Cornell University Medical College and Physician in Chief of New York Hospital. He also served as Head of the Infectious Disease Unit at the University of Rochester School of Medicine. Dr. Douglas is a graduate of Princeton University and Cornell University Medical College. He received his medical staff training at New York Hospital and Johns Hopkins Hospital.
Richard Douglas, Ph.D. Dr. Douglas has served as a Director since January 2002. Dr. Douglas has over 25 years of biotechnology experience and he is currently Senior Vice President, Corporate Development of Genzyme Corporation. From 1989 until the present he has lead the Corporate Development function at Genzyme Corporation, including being active in mergers & acquisitions, partnering, licensing and the evaluation of external opportunities. From 1982 until its merger with Genzyme Corporation in 1989, Dr. Douglas served in science and corporate development capacities at Integrated Genetics. Dr. Douglas was a postdoctoral fellow at the California Institute of Technology. He received a Ph.D. from the University of California (Berkeley) in biochemistry and a B.S. in chemistry from the University of Michigan.
Jeff Himawan, Ph.D. Dr. Himawan has served as a Director since December 2002. Dr. Himawan has served as a Managing Director at Essex Woodlands Health Ventures, a healthcare-dedicated venture capital firm, from January 2000 until the present. Prior to joining Essex Woodlands, Dr. Himawan was a co-founder and Managing Director of Seed-One Ventures, a venture capital firm that specializes in the initial formation, financing and early operational development of technology-based companies. At Seed-One, Dr. Himawan created and managed several early-stage companies including Elusys Therapeutics, a New Jersey-based biotechnology company. Prior to his experiences at Seed-One Ventures, Dr. Himawan was a bench scientist with basic research experience in both industrial and academic settings. Dr. Himawan holds a B.S. degree in biology from the Massachusetts Institute of Technology and obtained a Ph.D. degree in biological chemistry and molecular pharmacology from Harvard University.
James Young Ph.D. Dr. Young has served as a Director since December 2002. Dr. Young has over 30 years of experience in the fields of molecular genetics, microbiology, immunology, and pharmaceutical development. In December 2000, Dr. Young was promoted to the position of

Management

president, research and development, at MedImmune, Inc. Dr. Young joined MedImmune in 1989 as Vice President, Research and Development. In 1995, he was promoted to Senior Vice President and in 1999 he was promoted to Executive Vice President, Research and Development. Prior to MedImmune, from 1983 to 1989, Dr. Young was instrumental in building the department of molecular genetics at Smith Kline & French Laboratories culminating in the position of Director, department of molecular genetics. From 1978 to 1983, he was on the faculty of the department of microbiology at Mount Sinai School of Medicine in New York, NY. Dr. Young received his Bachelor of Science degrees in biology and general science from Villanova University in Villanova, PA, and his doctorate in microbiology and immunology from Baylor College of Medicine in Houston, TX.
COMPOSITION OF OUR BOARD OF DIRECTORS
Our board of directors is divided into three staggered classes of directors of the same or nearly the same number and each of our directors is assigned to one of the three classes. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2006 for the Class I directors, 2007 for the Class II directors and 2008 for the Class III directors. James Barrett and Stanley Erck will be Class I directors, Jeff Himawan and Gordon Douglas will be Class II directors and Richard Douglas and James Young will be Class III directors.
Our certificate of incorporation and bylaws provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class shall consist of one-third of the directors. There are no family relationships among any of our directors or executive officers.
The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control.
Committees of our board of directors
Our board of directors has established a compensation committee and an audit committee and intends, in conjunction with this offering, to establish a corporate governance committee.
Audit Committee. Our audit committee is a standing committee of our board of directors and operates under a written charter adopted by our board of directors. Our audit committee consists of Gordon Douglas, Richard Douglas and Jeff Himawan. The board of directors has determined that Gordon Douglas is an “audit committee financial expert,” as defined by Item 401(h) of Regulation S-K of the Exchange Act. The audit committee reviews and monitors our accounting practices and financial statements; appoints, determines funding for and oversees our independent auditors; reviews the results and scope of audits; approves the retention of the independent auditors to perform any proposed permissible non-audit services; and reviews and evaluates our audit and control functions.
Compensation Committee. Our compensation committee is a standing committee of, and will operate under a written charter to be adopted by our board of directors. Our compensation committee consists of James Barrett and James Young. The compensation committee makes decisions and recommendations regarding salaries, benefits and incentive compensation for our directors and executive officers, and administers our incentive compensation and benefit plans. The compensation committee is responsible for reviewing and approving corporate goals and objectives relevant to the compensation of the Chief Executive Officer and other executive officers and evaluating the Chief Executive Officer’s and other executive officers’ performance in light of those goals and objectives. Based on this evaluation, the compensation committee, either as a committee or together with the other independent directors of the board of directors, determines and approves the Chief Executive

Management

Officer’s and other executive officers’ compensation level. The compensation committee seeks to tie individual goals to the area of the executive officer’s primary responsibility, and these goals may include the achievement of specific research and development, financial or business development goals. The compensation committee seeks to set company performance goals that reach across all business areas and include achievements in research and development, finance/business development and corporate development. When determining bonus awards, the compensation committee assesses the executive officer’s success in meeting his individual goals and his individual contribution to achieving the company’s goals.
Corporate Governance Committee. In conjunction with this offering, we intend to establish a corporate governance committee of our board of directors that will operate under a written charter adopted by our board of directors. Our corporate governance committee will initially consist of James Barrett and Richard Douglas. The corporate governance committee will be authorized to identify individuals qualified to serve as members of our board of directors, recommend to the full board of directors potential director nominees, evaluate our board’s performance and develop and recommend to our board corporate governance guidelines and provide oversight with respect to corporate governance and ethical conduct.
Other Committees. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.
Compensation committee interlocks and insider participation
None of the members of our compensation committee has at any time been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.
Director compensation
Upon the closing of this offering, each director who is not an employee will be eligible to receive compensation from us for his or her services as a member of our board of directors or any of its standing committees. Each such non-employee director will be entitled to receive:

➢	a quarterly retainer of $5,000 for serving on our board of directors;

➢	an annual retainer of $1,500 for serving as a chairperson of any committee of our board of directors;

➢	an option to purchase 10,000 shares of our common stock following each annual stockholders meeting, such options to vest as to 25% of the underlying shares on every anniversary thereafter and as to 100% of the underlying shares upon a change of control of our company; and

➢	reimbursement for reasonable expenses incurred in attending meetings of our board of directors and committees of our board of directors.
EXECUTIVE COMPENSATION
Summary compensation table
The following table sets forth information regarding the compensation that we paid to our Chief Executive Officer and each of our other most highly compensated executive officers during the years

Management

ended December 31, 2005, 2004 and 2003. We refer to these officers in this prospectus as the “named executive officers.”

	Annual compensation

						Long-term
						compensation—
						securities
				Other annual		underlying	All other
Name and principal position	Year	Salary ($)	Bonus ($)(1)	compensation(2)		options	compensation(3)

Stanley C. Erck	2005	$330,200	$—	$64,508	(4)	92,306	$6,300
Chief Executive Officer	2004	317,500	105,156	64,508		92,770	6,150
	2003	310,000	—	64,505		371,076	4,450
Gregory Glenn, M.D.	2005	279,100	—	—		46,156	6,300
Chief Scientific Officer	2004	268,300	60,528	—		73,846	6,150
	2003	262,000	15,800	—		295,384	5,895
Russell P. Wilson	2005	219,800	—	—		23,076	6,300
Chief Financial Officer	2004	199,800	49,570	—		16,875	5,994
	2003	195,100	13,200	—		67,502	5,770

(1)	Bonuses earned for the year 2005 have not yet been determined. We intend to finalize bonuses for our named executive officers in the first quarter of 2006, to be determined by our board of directors or compensation committee.

(2)	In accordance with the rules of the SEC, the compensation described in this table does not include medical, group life insurance or other benefits which are available generally to all of our salaried employees and certain perquisites and other personal benefits received which do not exceed the lesser of $50,000 or 10% of any named executive officer’s salary and bonus disclosed in this table.

(3)	Represents 401(k) matching contributions.

(4)	For Mr. Erck, this other annual compensation includes a $2,705 pre-paid annual premium on a life insurance policy and the remainder represents reimbursement of commuting expenses for Mr. Erck, grossed up to cover taxes.
Option grants in 2005
The following table provides summary information concerning the individual grants of stock options to each of our named executive officers for the fiscal year ended December 31, 2005. The exercise price per share was valued by our board of directors on the date of grant, and each option was issued at estimated fair market value on the date of grant based upon the purchase price paid by investors for

Management

shares of our preferred stock, taking into account the liquidation preferences and other rights, privileges and preferences associated with such preferred stock.

					Potential realizable
					value at assumed
					annual rates of stock
					price appreciation
Individual grants					for option term

	Number of	Percentage of
	shares	total options
	underlying	granted to	Exercise
	options	employees in	price per	Expiration
Name	granted	2005	share	dates	5%	10%

Stanley C. Erck	92,306	22.1%	$0.91	2/17/2015	$1,720,283	$2,789,017
Chief Executive Officer
Gregory Glenn, M.D.	46,153	11.0%	0.91	2/17/2015	$860,141	$1,394,509
Chief Scientific Officer
Russell P. Wilson	23,076	5.5%	$0.91	2/17/2015	$430,061	$697,239
Chief Financial Officer
Each option represents the right to purchase one share of our common stock. These options generally become vested over four years. In 2005, we granted options to purchase an aggregate of 418,253 shares of our common stock to various employees.
The potential realizable value at assumed annual rates of stock price appreciation for the option term represents hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. SEC rules specify the 5% and 10% assumed annual rates of compounded stock price appreciation, which do not represent our estimate or projection of our future common stock prices. These amounts represent assumed rates of appreciation in the value of our common stock from the initial public offering price. Actual gains, if any, on stock option exercises depend on the future performance of our common stock and overall stock market conditions. The amounts reflected in the table above may not necessarily be achieved.
Aggregated option exercises in 2005 and year end option values
The following table sets forth the number and value of securities underlying options held as of December 31, 2005 by each of our named executive officers. Options shown as exercisable in the table below are immediately exercisable.

			Number of shares		Value of unexercised
			underlying unexercised		in-the-money options at
	Number of		options at fiscal year-end		fiscal year-end(1)
	shares	Value
Name	acquired	realized(1)	Exercisable	Unexercisable	Exercisable	Unexercisable

Stanley C. Erck	—	$—	298,728	347,422	$3,584,736	$4,169,064
Chief Executive Officer
Gregory Glenn, M.D.	—	—	166,153	249,230	$1,993,836	$2,990,760
Chief Scientific Officer
Russell P. Wilson	—	—	53,203	69,869	$638,436	$838,428
Chief Financial Officer

(1)	These values have been calculated based on an assumed initial public offering price of $12.00 per share, less the applicable exercise price per share, multiplied by the underlying shares, without taking into account any taxes that may be payable in connection with the transaction.

Management

Employment agreements and change of control arrangements
We have entered into an employment agreement with Mr. Erck as of May 18, 2000, which, as amended, provides for his employment as President and Chief Executive Officer and a position on the board of directors for the term of the agreement. The agreement continues indefinitely until either party terminates Mr. Erck’s employment. Mr. Erck’s salary and bonus have been adjusted annually by our board of directors, and Mr. Erck earned a salary of $317,500 and a bonus of $105,156 for 2004 and a salary of $330,200 for 2005, with a bonus to be determined. If there is a change of control as defined in the agreement and we terminate Mr. Erck without cause or if he terminates his employment for good reason, he is entitled to a cash payment equal to twice his then current annual base compensation plus the higher of his target incentive bonus for that year or his actual incentive bonus, as well as coverage under our medical plans for twelve months following the date of termination. In addition, any unvested options held by Mr. Erck shall immediately vest and become exercisable. Mr. Erck’s employment agreement also includes covenants relating to the protection of our confidential information, the assignment of inventions, restrictions on soliciting our employees and restrictions on competing with our business.
We have also entered into change of control agreements with Messrs. Glenn and Wilson as of December 1, 2005 that provide that if, after a change of control as defined in their respective agreements, such officer is terminated without cause or if such officer terminates his employment for good reason, each of them is entitled to a cash payment equal to his then current annual base salary plus the higher of his target incentive bonus for that year or his actual incentive bonus, as well as coverage under our medical plans for twelve months following the date of termination. In addition, any unvested employee stock options granted to either of them after their respective agreements became effective shall immediately vest and become exercisable. The definition of “change of control” for the purposes of these agreements includes, among other things, the acquisition by an individual, entity or group of 40% or more of either our then outstanding common stock or the combined voting power of our outstanding securities. Please refer to the form of change of control agreement, which is filed as exhibit to the registration statement of which this prospectus forms a part, for the complete definition of change of control. These agreements also include covenants relating to the protection of our confidential information, the assignment of inventions and restrictions on soliciting our employees.
LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS
Our certificate of incorporation limits or eliminates the liability of our directors to us or our stockholders for monetary damage to the fullest extent permitted by the Delaware General Corporation Law. As permitted by the Delaware General Corporation Law, our certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability:

➢	for any breach of such person’s duty of loyalty;

➢	for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

➢	for unlawful payments of dividends or unlawful stock repurchases or redemptions; and

➢	for any transaction resulting in receipt by such person of an improper personal benefit.
Our bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by law, including if he or she is serving as a director, officer, employee or agent of another company at our request. Our Third Amended and Restated Certificate of Incorporation, which will become effective upon the closing of this offering, permits us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether the Third Amended and Restated Certificate of Incorporation

Management

permits such indemnification. We believe that these provisions are important to attract and retain qualified persons as directors and executive officers.
We currently have directors’ and officers’ liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, errors and other wrongful acts.
INCENTIVE COMPENSATION PLANS
1998 Stock Option Plan
Under our 1998 Stock Option Plan, or the 1998 Plan, a total of 76,923 shares of common stock, after adjustments for stock splits, has been reserved, of which 7,692 shares are reserved for issuance to directors, and the remaining 69,231 shares are reserved for issuance to officers, and certain employees, advisors and consultants, upon exercise of incentive stock options, or ISOs, and non-statutory stock options, or NSOs. As of December 31, 2005, there were 50,380 options outstanding to purchase shares of common stock under the 1998 Plan, of which 50,380 have been vested. Under the 1998 Plan, we may grant options to directors, officers, certain employees and certain advisors and consultants. Only officers and employees may receive ISOs, which provide certain tax advantages to the recipient before and after exercise. Nonemployee directors, advisors and consultants may receive NSOs, which do not provide the tax advantages of ISOs, but are otherwise equivalent. The exercise price of ISOs under the 1998 Plan must be at least equal to 100 percent of the fair market value of a share of common stock on the date of grant; however, persons owning more than 10 percent of the combined voting power of all classes of our outstanding securities, each, a 10 percent stockholder, may only be granted options with an exercise price of at least 110 percent of the fair market value of the underlying common stock on the date of grant. The term of such options granted to 10 percent stockholders must not exceed five years. The exercise price of NSOs shall be as determined by the board’s compensation committee. The compensation committee has discretion with respect to the term and vesting schedule of all options. All options must be exercised within 10 years. The board may amend the 1998 Plan at any time. The 1998 Plan will terminate on May 26, 2008, unless sooner terminated by the board.
1999 Stock Incentive Plan
Under the 1999 Stock Incentive Plan, or the 1999 Plan, a total of 2,001,584 shares of common stock, after adjustments for stock splits, has been reserved for issuance upon the exercise of ISOs, NSOs and restricted shares (shares sold or granted to eligible employees which are nontransferable rights and subject to substantial risk of forfeiture until restrictions lapse or other rights with respect to our common stock). Those eligible to participate in the 1999 Plan include: individuals paid from our or any of our subsidiaries’ W-2 Payroll (each a “Common-Law Employee”), board members, including outside directors, affiliates of board members, and members of a subsidiary’s board of directors, and consultants, advisors or other independent contractors who perform services for us or any of our subsidiaries. As of December 31, 2005, there were 1,842,884 awards outstanding to purchase shares of common stock under the 1999 Plan, of which 734,368 have been vested. Under the 1999 Plan, only our or any of our subsidiaries’ Common Law Employees are eligible for the grant of ISOs, which provide certain tax advantages to the recipient upon and after exercise. All participants may receive NSOs, which do not provide the tax advantages of ISOs but are otherwise equivalent. All participants may also receive awards other than options.
The exercise price of incentive stock options under the 1999 Plan must be at least equal to the fair market value of the common stock on the date of grant; however, persons owning more than 10 percent of the combined voting power of all classes of our outstanding securities may only be granted options with an exercise price of at least 110 percent of the fair market value of the underlying common stock on the date of grant. To the extent required by applicable law and except as otherwise provided in the 1999 Plan, the exercise price of an NSO must not be less than 85 percent of

Management

the fair market value of the common stock on the date of grant. The term of such options granted to 10 percent stockholders must not exceed five years. The compensation committee has discretion with respect to determining the period of time options must be held until they vest. The compensation committee will establish the vesting provisions on a case-by-case basis; provided that to the extent required under applicable law, no option may vest more quickly than daily over a three-year period. Options must be exercised within 10 years.
Each award of shares under the 1999 Plan (other than upon exercise of an option) automatically expires if the offeree does not exercise within thirty (30) days after the grant was communicated to such offeree. Unless otherwise permitted by applicable law, the purchase price of the shares offered under awards shall not be less than 85 percent of the fair market value of a share on the date of grant (100 percent for 10 percent stockholders). The compensation committee determines such purchase price. The 1999 Plan also provides that restricted shares may be granted in combination with NSOs. Holders of restricted shares have the same voting, dividend and other rights as our other stockholders. The compensation committee has discretion with respect to determining the time period and conditions of vesting of restricted shares. The compensation committee will establish vesting provisions on a case-by-case basis; provided that to the extent required by applicable law, each award shall not vest more quickly than daily over a three-year period.
The board may amend the 1999 Plan at any time. The 1999 Plan will terminate on August 10, 2009, unless sooner terminated by the board.
2005 Incentive Plan
Under the 2005 Incentive Plan, or the 2005 Plan, a total of 1,040,000 shares of common stock has been reserved for issuance upon the exercise of awards granted under the 2005 Plan. The 2005 Plan provides for the grant of awards consisting of any or a combination of stock options, stock appreciation rights, restricted stock, unrestricted stock, stock unit, performance and cash awards. The compensation committee may make grants to key employees of Iomai and its affiliates, board members, including outside directors, and members of an affiliate’s board of directors, and consultants, advisors or other independent contractors who perform services for us or any of our affiliates. The maximum number of shares of stock for which options and stock appreciation rights may be granted to any particular participant in a calendar year shall be, in each case, 780,000, and the maximum number of shares of stock subject to other awards that may be delivered to any particular participant in any calendar year shall be 140,000. These limits, and the total number of shares reserved under the 2005 Plan, are subject to adjustment in the case of stock dividends and other transactions affecting the common stock. As of December 31, 2005, there were no awards outstanding under the 2005 Plan to purchase shares of common stock, of which none have been vested.
The compensation committee will administer our 2005 Plan and will have the power to select participants, determine award terms and conditions and adopt, alter and repeal administrative rules, guidelines and practices applicable to the 2005 Plan. The compensation committee may delegate duties and responsibilities to one or more of its members and may delegate certain functions to officers and others.
Awards granted under the 2005 Plan are generally not transferable by the participant. Stock options and stock appreciation rights granted under the 2005 Plan must generally be exercised within three months after the end of a participant’s status as our employee, director or consultant, or within one year after that participant’s death, but in no event later than the expiration of the award term. Incentive stock options may be granted only to employees. The exercise price of all options or stock appreciation rights granted under the 2005 Plan must be at least equal to the fair market value of the common stock on the date of grant. The compensation committee may provide for current or deferred

Management

dividends or dividend equivalents in the case of any award and for cash payments in lieu of or in addition to awards.
The board may amend the 2005 Plan or terminate the 2005 Plan as to any further grants, subject to such stockholder approval as the board determines to be required by law. The compensation committee may amend or terminate any outstanding award, but any such action shall require the participant’s consent unless the compensation committee expressly reserved the right to do so at the time of the award.
2006 Employee Stock Purchase Plan
Under the 2006 Employee Stock Purchase Plan, or the ESPP, a total of 80,000 shares of common stock has been reserved for issuance under the ESPP. The ESPP will permit eligible employees to purchase shares of our common stock at a discount from fair market value. We intend for the ESPP to meet the requirements for an “employee stock purchase plan” under Section 423 of the Internal Revenue Code.
We will not issue any shares of common stock under the ESPP before this offering is completed. The ESPP will be implemented by a series of offering periods, each of which has a duration of approximately six months, commencing generally on the third Sunday of February and August of each year. The first offering will commence on February 19, 2006 and will end on August 19, 2006. The compensation committee, or a duly appointed administrator, will determine the frequency and duration of individual offerings under the ESPP and the dates when employees may purchase stock.
Eligible employees participate voluntarily and may withdraw from any offering at any time before they purchase stock. Participation terminates automatically upon termination of employment. The purchase price per share of common stock in an offering will equal 85% of the fair market value of the common stock at the first trading day of the offering period or at the last trading day of the offering period, whichever is less. Employees will pay through payroll deductions.
We expect that our compensation committee will grant rights under the ESPP, although our board may also exercise that function. The compensation committee may amend, modify, suspend or terminate the purchase plan at any time. Amendments and/or modifications are treated as the adoption of a new plan and will have no force or effect unless approved by our shareholders within twelve months before or after such adoption.

Certain relationships and related party transactions
Since January 1, 2002, there has not been any transaction or series of transactions to which we were or are a party in which the amount involved exceeded or exceeds $60,000 and in which any director, executive officer, holder of more than 5% of any class of our voting securities or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest except as set forth below:
PREFERRED STOCK
We have engaged in transactions regarding sales of our preferred stock with entities affiliated with our directors and with the beneficial owners of at least 5% of our voting securities.
Series C preferred stock
In December 2002, we sold an aggregate of 122,935,926 shares of Series C Redeemable Convertible Preferred Stock (Series C Preferred Stock) for $0.4421 per share. In early 2003, we sold an aggregate 4,750,056 shares of Series C Preferred Stock at $0.4421 per share. In June 2004, the Company sold an additional 1,904,052 shares of Series C Preferred Stock at $0.4421 per share. In connection with the Series C Preferred Stock financing, we also issued to our placement agent a warrant to purchase 250,000 shares of Series C Preferred Stock at an exercise price of $0.4421 per share.
The following table summarizes the shares of our Series C Preferred Stock purchased in these transactions by one of our directors, by our 5% stockholders and by the persons and entities associated with them in these private placement transactions. Each share of each series of preferred stock listed below will convert at the closing of this offering into 1/13th of one share of common stock, or an aggregate of 9,036,133 shares of common stock.

Series C
Investor	Preferred Stock

Entities affiliated with directors
Entities affiliated with New Enterprise Associates(1)	33,928,975
Essex Woodlands Health Ventures(2)	11,309,658
MedImmune Ventures, Inc.(3)	11,309,658
Five percent stockholders
Entities affiliated with Domain Associates	22,619,318
Entities affiliated with Technology Partners	13,571,590
Entities affiliated with ProQuest	11,309,658

(1)	Dr. Barrett is a general partner of New Enterprise Associates.

(2)	Dr. Himawan is a managing director of Essex Woodlands Health Ventures.

(3)	Dr. Young is President, Research and Development at MedImmune, Inc.
Series B preferred stock and Elan restructuring
In connection with the closing of the Series C Preferred Stock financing, we issued 14,734,578 shares of Series B Convertible Preferred Stock (Series B Preferred Stock) to Elan International Services, Ltd, a wholly owned subsidiary of Elan, or EIS, in December 2002 as part of the unwinding of a pre-existing joint venture. As a result of the restructuring, all of Elan’s interest in Iomai was converted into shares of Series B Preferred Stock.

Certain relationships and related party transactions

Sale of Series B preferred stock by Elan
On November 4, 2005, EIS provided us and certain of the holders of our Series C Preferred Stock with notice that it entered into an agreement to transfer all 14,734,578 shares of our Series B Preferred Stock held by EIS. We and certain of the holders of our Series C Preferred Stock held a contractual right of first refusal with respect to this proposed sale of Series B Preferred Stock by EIS. We did not exercise our right of first refusal, but certain holders of more than five percent of our Series C Preferred Stock exercised their rights of first refusal to purchase the number of shares of Series B Preferred Stock in the table below at a purchase price of $0.2375 per share, or $3.0875 for each share of common stock into which a share of Series B Preferred Stock will convert in this offering. The purchase was completed on January 5, 2006. The total purchase price paid by all participating holders of our Series C Preferred Stock for all 14,734,578 shares of our Series B Preferred Stock sold by EIS was $3.5 million. This price had been negotiated by EIS and an unrelated third party in October 2005, and, under the terms of the Iomai Stockholders Agreement, dated December 4, 2002, EIS was required to offer these shares to certain holders of our Series C Preferred Stock at the same price.

Series B
Investor	Preferred Stock

Entities affiliated with directors
Entities affiliated with New Enterprise Associates(1)	5,586,306
Essex Woodlands Health Ventures(2)	1,865,398
MedImmune Ventures, Inc.(3)	1,865,398
Five percent stockholders
Entities affiliated with Technology Partners	2,238,475
Entities affiliated with ProQuest	1,865,396

(1)	Dr. Barrett is a general partner of New Enterprise Associates.

(2)	Dr. Himawan is a managing director of Essex Woodlands Health Ventures.

(3)	Dr. Young is President, Research and Development at MedImmune, Inc.
Series A convertible exchangeable preferred stock
In October 1998, we formed with EIS a joint venture called the Xairo Corporation Ltd., or Xairo. We owned 80.1% of Xairo’s capital stock and Elan owned the remaining 19.9%. Each partner funded the expenses of Xairo in proportion to our respective ownership interests. In conjunction with the formation of Xairo, we sold 2,289 shares of Series A convertible exchangeable preferred stock (Series A Preferred Stock) to EIS at $3,500 per share.
Convertible notes payable
In October 1998, in conjunction with the formation of Xairo, we issued two promissory notes to Elan, which we used to fund our and Xairo’s operations. In July 2001, we entered into a second financing arrangement with Elan, whereby we could borrow up to $24.0 million from Elan under a convertible promissory note to fund our share of Xairo’s budgeted activities through 2003.
In connection with the second financing arrangement, an exchange feature was added to the notes, such that upon certain events, Elan would have been required to tender these notes in exchange for our common stock at prices ranging from $34.125 to $61.685 per share.
We drew down an aggregate principal of $15,322,038 on the notes prior to the restructuring. All notes were cancelled as part of the restructuring as of December 4, 2002.

Certain relationships and related party transactions

Warrant
In October 1998, we issued Elan warrants to purchase 29,307 shares of common stock at a per share exercise price of $34.125 in connection with the creation of the joint venture. The warrants became exercisable in April 2001, and were cancelled in connection with the restructuring.
Restructuring
In connection with the Series C financing in December 2002, we entered into a restructuring agreement with Elan. Under that agreement, we terminated our collaboration, such that through a series of transactions the three notes payable to Elan were canceled and all other interests of Elan in us and the joint venture, including the Series A Preferred Stock, the warrant and interests in the joint venture, were exchanged for 14,734,578 shares of our Series B Preferred Stock. Upon completion of the restructuring, Elan’s only ownership interest in us consisted of its shares of Series B Preferred Stock, and each party gave the other a mutual release and waiver of all rights and obligations accruing as a result of the joint venture through December 4, 2002. Elan also retained a seven-year option to license our TCI technology exclusively for an Alzheimer’s vaccine upon commercially reasonable terms.
POTENTIAL PARTICIPATION IN OFFERING
Certain of our existing stockholders and their affiliated entities, including New Enterprise Associates, Essex Woodlands and Technology Partners have indicated an interest in purchasing up to $11.5 million of our common stock in this offering at the public offering price, or up to 958,333 shares of our common stock at an assumed public offering price of $12.00 per share. Although we expect these stockholders to purchase these shares of common stock, indications of interest are not binding agreements or commitments to purchase.
OPTION GRANTS AND EXERCISES
As of December 31, 2005, we also have issued or sold the following securities to our executive officers and directors:

•	options to purchase 1,488,052 shares of our common stock at a weighted average exercise price per share of $1.01 to our executive officers and directors.

•	an aggregate of 3,461 shares of our common stock to a director upon the exercise of stock options granted pursuant to our equity compensation plan, at an aggregate exercise price per share of $0.91.
Please see “Management—Principal stockholders” for more details on the securities held by our directors and executive officers and the beneficial owners of at least 5% of our voting securities.

Principal stockholders
The following table sets forth information regarding beneficial ownership of common stock as of January 5, 2006, and as adjusted to reflect the sale of 6,250,000 shares of common stock in this offering and the automatic conversion of all outstanding shares of our preferred stock into 11,101,866 shares of common stock upon the closing of this offering, by: (i) selected executive officers and all of our directors and (ii) any entity who, to our knowledge, owns 5% or more of the common stock on an as-converted basis. Unless otherwise indicated, the address for each of the following stockholders is c/o Iomai Corporation, 20 Firstfield Road, Suite 250, Gaithersburg, Maryland 20878, telephone (301) 556-4500; facsimile (301) 556-4501.
The calculations in the table below assume that there are 795,522 shares of common stock, 14,734,578 shares of Series B preferred stock convertible into 1,133,423 shares of common stock and 129,590,034 shares of Series C preferred stock convertible into 9,968,443 shares of common stock outstanding as of January 5, 2006. This table, however, does not include any shares of common stock that we may issue upon exercise of outstanding options to purchase common stock, a warrant to purchase Series C preferred stock and warrants to purchase common stock.
Beneficial ownership is determined in accordance with the rules and regulations of the United States Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within sixty (60) days of January 5, 2006 are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite that stockholders’ name.

	Number of shares	Percent of shares beneficially owned
	beneficially
Name	owned(1)	Before this offering	After this offering

Directors and Executive Officers:
Stanley C. Erck(2)	437,766	3.5%	2.4%
Gregory M. Glenn, M.D.(3)	381,737	3.1%	2.1%
Russell P. Wilson(4)	80,451	*	*
M. James Barrett, Ph.D.(5)
12321 Middlebrook Road, Suite 210
Germantown, MD 20875	3,039,636	25.5%	16.7%
R. Gordon Douglas, M.D.(6)
84 Old Black Point Road
Niantic, CT 06357	9,615	*	*
Richard Douglas, Ph.D.(7)
500 Kendall Street
Cambridge, MA 02142	13,076	*	*
Jeff Himawan, Ph.D.(8)
435 Tasso Street
Palo Alto, CA 92612	1,013,465	8.5%	5.6%

Principal stockholders

	Number of shares	Percent of shares beneficially owned
	beneficially
Name	owned(1)	Before this offering	After this offering

James Young, Ph.D.(9)
One MedImmune Way
Gaithersburg, MD 20878	1,013,465	8.5%	5.6%
All directors and executive officers as a group (8 persons)	5,989,211	47.1%	31.6%
Five percent stockholders:
Entities affiliated with New Enterprise Associates(5)
1119 St. Paul Street
Baltimore, MD 21202	3,039,636	25.5%	16.7%
Entities affiliated with Domain Associates (10)
One Palmer Square, Suite 515
Princeton, NJ 08542	1,739,947	14.6%	9.6%
Essex Woodlands Health Ventures(8)
190 South LaSalle Street, Suite 2800
Chicago, IL 60603	1,013,465	8.5%	5.6%
MedImmune Ventures, Inc.(9)
One MedImmune Way
Gaithersburg, MD 20878	1,013,465	8.5%	5.6%
Entities affiliated with Technology Partners(11)
100 Shoreline Highway
Suite 282, Building B
Mill Valley, CA 94941	1,216,156	10.2%	6.7%
Entities affiliated with ProQuest(12)
90 Nassau Street, 5th Floor
Princeton, NJ 08542	1,013,464	8.5%	5.6%

*	Represents beneficial ownership of less than one percent of our outstanding common stock.

(1)	Preferred shares are calculated on an as converted basis and warrants and options are calculated on an as exercised basis. Each share of Series B preferred stock is convertible into 0.0769 shares of common stock. Each share of Series C preferred stock is convertible into 0.0769 shares of common stock.

(2)	Includes 437,766 shares of common stock issuable to Mr. Erck upon the exercise of options vested as of 60 days following January 5, 2006.

(3)	Includes 111,738 shares of common stock issued to Dr. Glenn and 269,999 shares of common stock issuable to Dr. Glenn upon exercise of options vested as of 60 days following January 5, 2006.

(4)	Includes 80,451 shares of common stock issuable to Mr. Wilson upon the exercise of options vested as of 60 days following January 5, 2006.

(5)	Includes 2,605,310 shares of Series C preferred stock and 429,715 shares of Series B preferred stock issued to New Enterprise Associates 10, Limited Partnership and 4,611 shares of Series C preferred stock issued to NEA Ventures 2002, Limited Partnership. The percentage of outstanding common stock owned after the offering does not include any shares which New Enterprise Associates or its affiliates has indicated an interest in purchasing in this offering.

(6)	Includes 9,615 shares of common stock issuable to Dr. G. Douglas upon the exercise of options vested as of 60 days following January 5, 2006.

Principal stockholders

(7)	Includes 3,461 shares of common stock held by Dr. R. Douglas and 9,615 shares of common stock issuable to Dr. R. Douglas upon exercise of options vested as of 60 days following January 5, 2006.

(8)	Includes 869,973 shares of Series C preferred stock and 143,492 shares of Series B preferred stock issued to Essex Woodlands Health Ventures V, L.P. The percentage of outstanding common stock owned after the offering does not include any shares which Essex Woodlands or its affiliates has indicated an interest in purchasing in this offering.

(9)	Includes 869,973 shares of Series C preferred stock and 143,492 shares of Series B preferred stock issued to MedImmune Ventures, Inc.

(10)	Includes 1,699,794 shares of Series C preferred stock issued to Domain Partners V, L.P. and 40,153 shares of Series C preferred stock issued to DP V Associates, L.P.

(11)	Includes 292,311 shares of Series C preferred stock and 48,213 shares of Series B preferred stock issued to Technology Partners Fund VI, L.P., 709,898 shares of Series C preferred stock and 117,089 shares of Series B preferred stock issued to Technology Partners Fund VII, L.P., and 41,758 shares of Series C preferred stock and 6,887 shares of Series B preferred stock issued to Technology Partners Affiliates VII, L.P. The percentage of outstanding common stock owned after the offering does not include any shares which Technology Partners or its affiliates has indicated an interest in purchasing in this offering.

(12)	Includes 849,529 shares of Series C preferred stock and 140,120 shares of Series B preferred stock issued to ProQuest Investments II, L.P. and 20,444 shares of Series C preferred stock and 3,371 shares of Series B preferred stock issued to ProQuest Investments II Advisors fund, L.P.

Description of capital stock
GENERAL
Our Third Amended and Restated Certificate of Incorporation, which will become effective upon the closing of this offering, authorizes the issuance of up to 200,000,000 shares of common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share. As of December 31, 2005, there were 11,897,388 shares of common stock outstanding (after giving effect to the automatic conversion of all outstanding shares of preferred stock into shares of common stock and the 1 for 13 reverse stock split). As of December 31, 2005, we had approximately 147 record holders of our capital stock. All of our outstanding shares of preferred stock will automatically convert into shares of common stock upon the closing of this offering. After the closing of this offering and after giving effect to the conversion of our preferred stock and the 1 for 13 reverse stock split, we will have 18,147,388 shares of common stock and no shares of preferred stock outstanding. In addition, as of December 31, 2005, 1,267,074 shares of our common stock were reserved for future grants under our 1998 Stock Option Plan, 1999 Stock Incentive Plan, 2005 Incentive Plan and 2006 Employee Stock Purchase Plan, and options to purchase 1,895,937 shares of our common stock were outstanding.
The description below gives effect to the filing of our Third Amended and Restated Certificate of Incorporation and the adoption of our Second Amended and Restated Bylaws and is qualified in its entirety by reference to these documents, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.
COMMON STOCK
Upon the closing of this offering, we will be authorized to issue one class of common stock. Stockholders will be entitled to one vote for each share of our common stock held of record on all matters on which stockholders are entitled or permitted to vote. Our common stock will not have cumulative voting rights in the election of directors. As a result, holders of a majority of the shares of our common stock voting for the election of directors can elect all the directors standing for election. Furthermore, because our Third Amended and Restated Certificate of Incorporation provides for plurality voting in the election of directors, a director may be elected even if less than a majority of the votes casts are in favor of such election. Holders of our common stock will be entitled to receive dividends out of legally available funds when and if declared from time to time by our board of directors. See “Dividend Policy.” In the event of our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in all assets remaining after payment of liabilities, subject to the rights of any then outstanding preferred stock. The rights, preferences and privileges of holders of our common stock will be subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future. All outstanding shares of our common stock are fully paid and nonassessable, and the shares of common stock offered hereby will be fully paid and nonassessable.
PREFERRED STOCK
Upon the closing of this offering, all outstanding shares of our preferred stock will be converted into an aggregate of 11,101,866 shares of common stock. Under our certificate of incorporation, upon the closing of this offering, we will be authorized, subject to the limits imposed by the Delaware General Corporation Law, to issue 25,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations, restrictions. Our board of directors can authorize any of the foregoing actions without any further vote

Description of capital stock

or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of our preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders.
Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of our common stockholders. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying or preventing our change in control and may cause the market price of our common stock to decline or impair the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.
REGISTRATION RIGHTS
The holders of our Series B preferred stock and certain holders of our Series C preferred stock and the holder of a warrant to purchase our Series C preferred stock entered into an Investor Rights Agreement with us dated December 4, 2002. This Investor Rights Agreement provides these holders with demand and piggyback registration rights with respect to the shares of common stock to be issued upon conversion of their preferred stock that are exercisable any time after six months following the closing of this offering. We may delay a registration request for a period of up to 120 days only once in any 12 month period.
The Investor Rights Agreement also contains our commitment to indemnify the holders of these registration rights for losses attributable to statements, omissions or violations by us incurred with registrations under the agreement. These registration rights will terminate five years after this offering or, if earlier, such time as all of the subject shares may be sold pursuant to Rule 144(k) under the Securities Act of 1933.
In connection with private placements of our common stock and warrants to purchase our common stock, we have also entered into individual Registration Rights Agreements with seven stockholders or warrant holders holding an aggregate of 154,069 shares of our common stock, which will represent less than 1% of the outstanding shares of our common stock immediately following this offering. Each of these agreements provides such holders with customary piggyback registration rights, subject to certain conditions and limitations.
All the demand and piggyback registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares of common stock to be included in the registration. We are generally required to bear the expenses of all registrations.
Demand registration
According to the terms of the Investor Rights Agreement, the holders of our Series B preferred stock and certain holders of our Series C preferred stock, including the holder of a warrant for Series C preferred stock, whose securities are convertible into 10,974,639 shares of our common stock, have the right to require us to register their shares with the SEC for resale to the public. To demand such a registration, holders who collectively hold an aggregate of at least 25% of the shares having registration rights may request a registration statement to register shares if the sale of the registered shares is reasonably expected to result in gross aggregate proceeds of at least $5,000,000. We are not required to effect more than two such demand registrations in any twelve-month period.
Additionally, holders who collectively hold an aggregate of at least 51% of our Series B preferred stock may request a registration statement to register shares if (1) the sale of the registered shares is reasonably expected to result in gross aggregate proceeds of at least $5,000,000, (2) the holders of our Series B preferred stock have first offered their shares to the holders of Series C preferred stock under the terms outlined in the Investor Rights Agreement, and (3) the shares to be registered constitute, in the aggregate and on an as-converted to common stock basis, 10% or less of the Company’s shares

Description of capital stock

then listed through The Nasdaq National Market System. We are not required to effect more than one such demand registration in any twelve month period.
If a demand registration is withdrawn at the request of the holders who initiated the registration, we are not responsible for the portion of the expenses related to those holders’ shares.
At any time after we become eligible to file a registration statement on Form S-3, stockholders having demand registration rights may request that we file a Form S-3 registration statement of registrable shares having an aggregate value of at least $2,000,000. We are not required to effect more than two Form S-3 registrations in any twelve-month period.
Piggyback registration
Subject to certain limitations, certain stockholders who have demand registration rights under the Investor Rights Agreement also have the right to request that their shares be included in any registration of our common stock (other in connection with this offering or a demand registration as described above). The stockholders who are party to the individual Registration Rights Agreements described above have similar piggyback registration rights under the terms of such agreements. We are required to give these holders of piggyback registration rights notice of our intention to file a registration statement with the SEC at least 15 days prior to the filing date.
ANTITAKEOVER EFFECTS OF DELAWARE LAW AND PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS
Delaware Takeover Statute
We are subject to Section 203 of the Delaware General Corporation Law. This statute regulating corporate takeovers prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for three years following the date that the stockholder became an interested stockholder, unless:

➢	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

➢	upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

➢	on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.
Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is any person who, together with such person’s affiliates and associates (i) owns 15% or more of a corporation’s voting securities or (ii) is an affiliate or associate of a corporation and was the owner of 15% or more of the corporation’s voting securities at any time within the three year period immediately preceding a business combination of the corporation governed by Section 203. We expect the existence of this provision to have an anti takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage takeover attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Description of capital stock

CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS
Provisions of our certificate of incorporation and bylaws, which will be effective upon the closing of this offering, may have the effect of making it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of our company by means of a tender offer, a proxy contest or otherwise. These provisions may also make the removal of incumbent officers and directors more difficult. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Iomai to first negotiate with us. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in control.
In particular, our certificate of incorporation and bylaws provide for the following:

➢	Staggered Board of Directors. Our board of directors is divided into three classes of the same or nearly the same number of directors, each serving staggered three-year terms, which means that only one class of directors may be elected at each annual meeting or special meeting in lieu of such annual meeting. These provisions may make the removal of incumbent directors difficult and may discourage third parties from attempting to circumvent the anti takeover effects of our certificate of incorporation and bylaws by removing our incumbent directors.

➢	No Written Consent of Stockholders. Any action to be taken by our stockholders must be effected at a duly called annual or special meeting and may not be effected by written consent.

➢	Special Meetings of Stockholders. Special meetings of our stockholders may be called only by (i) the President or (ii) the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

➢	Advance Notice Requirement. Stockholder proposals to be brought before an annual meeting of our stockholders must comply with advance notice procedures. These advance notice procedures require timely notice and apply in several situations, including stockholder proposals relating to the nominations of persons for election to the board of directors. Generally, to be timely, notice must be received at our principal executive offices not less than 75 days prior to the first anniversary date of the annual meeting for the preceding year.

➢	Issuance of Undesignated Preferred Stock. Our board of directors is authorized to issue, without further action by the stockholders, up to 25,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.
TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company.
LISTING
We have applied for our common stock to be quoted on The Nasdaq National Market under the trading symbol “IOMI.”

Shares eligible for future sale
Prior to this offering, there has been no public market for our common stock, and there can be no assurance that a significant public market for the common stock will develop or be sustained after this offering. Future sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options, in the public market following this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.
Upon completion of this offering, we will have 18,147,388 shares of common stock outstanding, assuming (1) the conversion of all outstanding shares of preferred stock, (2) no exercise of any options or warrants outstanding as of December 31, 2005 and (2) no exercise of the underwriters’ option to purchase additional shares from us. All shares sold in this offering, plus any shares issued upon exercise of the underwriters’ option to purchase additional shares from us, will be freely tradable without restriction under the Securities Act, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining 11,897,388 shares of common stock outstanding are “restricted securities” within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 701 or meet the safe harbor qualifications under Rule 144 under the Securities Act as summarized below.
The holders of 11,340,702 shares of outstanding common stock as of the closing of this offering and the holders of 1,496,084 shares of common stock underlying options and warrants as of the closing of this offering, including all of our officers and directors, have entered into lock-up agreements with the underwriters pursuant to which they have generally agreed, subject to certain exceptions, not to offer or sell any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days from the date of this prospectus without the prior written consent of UBS Securities LLC. At any time and without public notice, UBS Securities LLC may, in its sole discretion, release some or all of the securities from these lock-up agreements. In general, the 180-day lockup period may be extended for up to 32 additional days under certain circumstances where we announce or pre-announce earnings or material news or a material event within approximately 17 days prior to, or approximately 16 days after, the termination of the 180-day period. See “Underwriting.”
RULE 144

➢	In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three month period a number of shares that does not exceed the greater of:

➢	1% of the number of shares of common stock then outstanding, which will equal approximately 181,474 shares immediately after this offering; or

➢	the average weekly trading volume of our common stock during the four calendar weeks preceding the date on which notice of the sale is filed.
Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of us at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding

Shares eligible for future sale

period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.
RULE 701
Any of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144.
SALE OF RESTRICTED SHARES
As of December 31, 2005, the 11,897,388 shares of our common stock that are restricted securities will, assuming conversion of our preferred stock upon consummation of this offering and assuming no shares are released from the lock-up agreements described above prior to 180 days after the date of this prospectus, become eligible for sale pursuant to Rule 144 or Rule 701 without registration approximately as follows:

➢	533,028 shares which are not subject to the 180-day lock-up period described above will be freely tradable;

➢	23,658 shares which are not subject to the 180-day lock-up period described above may be sold 90 days after the completion of this offering;

➢	10,207,279 shares of common stock that are subject to the 180-day lock-up period described above will be eligible for sale in the public market without restriction immediately upon expiration of the 180-day lock-up period described above; and

➢	the remaining 1,133,423 shares of common stock will become eligible under Rule 144 for sale in the public market from time to time after the 180-day lock-up period described above upon the expiration of their respective holding periods.
Neither Rule 144 nor Rule 701 supersedes the contractual obligations of our security holders set forth in the lock-up agreements described above.
REGISTRATION RIGHTS
Holders of preferred stock convertible into 10,955,408 shares of our common stock and holders of a warrant to purchase 19,231 shares of our common stock have demand and piggyback registration rights with respect to the shares of common stock to be issued upon conversion of their preferred stock or exercise of the warrant. In addition, holders of 151,761 shares of our common stock have piggyback registration rights with respect to their shares of common stock in registration statements relating to our securities. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders could cause the price of our common stock to fall. In addition, any demand to include such shares in our registration statements could have a material adverse effect on our ability to raise needed capital. For more information about these registration rights, see “Description of capital stock — Registration Rights.”
Neither Rule 144 nor Rule 701 supersedes the contractual obligations of our security holders set forth in the lock-up agreements described above.

Shares eligible for future sale

STOCK OPTIONS
As of December 31, 2005, under our 1998 Stock Option Plan and 1999 Stock Incentive Plan, we had outstanding options to purchase 1,893,264 shares of common stock. In addition, we have reserved an aggregate of 1,040,000 shares of common stock for issuance under our 2005 Incentive Plan and 80,000 shares of common stock for issuance under our 2006 Employee Stock Purchase Plan.
We intend to register the options and common stock subject to these plans on registration statements on Form S-8 under the Securities Act of 1933 following this offering. Subject to the lock-up agreements and the restrictions imposed under the 1998 Stock Option Plan, 1999 Stock Incentive Plan, 2005 Incentive Plan and 2006 Employee Stock Purchase Plan, shares of common stock issued pursuant to these plans after the effective date of any registration statement on Form S-8 will be available for sale in the public market without restriction to the extent that they are held by persons who are not our affiliates.
WARRANTS
As of December 31, 2005, we had outstanding warrants to purchase 35,243 shares of common stock. These warrants are not callable by us, and may only have the period for their exercise extended by mutual written agreement. The warrants are comprised of:

➢	warrants to purchase 16,012 shares of our common stock that will expire upon closing of this offering, if not exercised; and

➢	warrants to purchase 19,231 shares of our common stock that have demand, piggyback or Form S-3 registration rights.

Underwriting
We are offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC, SG Cowen & Co., LLC, First Albany Capital Inc. and Susquehanna Financial Group, LLLP are the representatives of the underwriters. UBS Securities LLC is the sole book-running manager of this offering. We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table.

Number of
Underwriters	shares

UBS Securities LLC
SG Cowen & Co., LLC
First Albany Capital Inc.
Susquehanna Financial Group, LLLP

Total	6,250,000

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.
Our common stock is offered subject to a number of conditions, including:

➢	receipt and acceptance of our common stock by the underwriters, and

➢	the underwriters’ right to reject orders in whole or in part.
We have been advised by the representatives that the underwriters intend to make a market in our common stock, but that they are not obligated to do so and may discontinue making a market at any time without notice.
In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.
Certain of our existing stockholders and their affiliated entities, including New Enterprise Associates, Essex Woodlands and Technology Partners, have indicated an interest in purchasing up to $11.5 million of our common stock in this offering at the public offering price, or up to 958,333 shares of our common stock at an assumed public offering price of $12.00 per share. Although we expect these stockholders to purchase these shares of common stock, indications of interest are not binding agreements or commitments to purchase. The underwriters are expected to receive an underwriting discount of 3.5% on the sale of shares of our common stock in this offering to these existing stockholders and their affiliates.
OVER-ALLOTMENT OPTION
We have granted the underwriters an option to buy up to an aggregate of 937,500 additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

Underwriting

COMMISSIONS AND DISCOUNTS
Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $           per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $           per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein, and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms. The representatives of the underwriters have informed us that they do not expect to sell more than an aggregate of                      shares of common stock to accounts over which such representatives exercise discretionary authority.
The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 937,500 shares.

	No exercise	Full exercise

Per share	$	$
Total	$	$
We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $2.0 million.
NO SALES OF SIMILAR SECURITIES
We, our executive officers and directors and stockholders owning substantially all of our stock have entered into lock-up agreements the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of UBS Securities LLC, offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without public notice, UBS Securities LLC may, in its sole discretion, release some or all of the securities from these lock-up agreements. In general, the 180-day lockup period may be extended for up to 32 additional days under certain circumstances where we announce or pre-announce earnings or material news or a material event within approximately 17 days prior to, or approximately 16 days after, the termination of the 180-day period.
INDEMNIFICATION
We have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.
NASDAQ NATIONAL MARKET QUOTATION
We have applied to have our common stock approved for quotation on The Nasdaq National Market under the trading symbol “IOMI.”

Underwriting

PRICE STABILIZATION, SHORT POSITIONS
In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

➢	stabilizing transactions;

➢	short sales;

➢	purchases to cover positions created by short sales;

➢	imposition of penalty bids; and

➢	syndicate covering transactions.
Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered short sales”, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales”, which are short positions in excess of that amount.
The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.
Naked short sales are in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.
The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.
As a result of these activities, the price of our common stock may be higher that the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on The Nasdaq National Market, in the over-the-counter market or otherwise.
DETERMINATION OF OFFERING PRICE
Prior to this offering, there was no public market for our common stock. The initial public offering price will be determined by negotiation by us and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

➢	the information set forth in this prospectus and otherwise available to representatives;

➢	our history and prospects, and the history of and prospects for the industry in which we compete;

➢	our past and present financial performance and an assessment of our management;

➢	our prospects for future earnings and the present state of our development;

Underwriting

➢	the general condition of the securities markets at the time of this offering;

➢	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

➢	other factors deemed relevant by the underwriters and us.
DIRECTED SHARE PROGRAM
At our request, certain of the underwriters have reserved up to 5% of the common stock being offered by this prospectus for sale at the initial offering price to our officers, directors, employees and consultants and other persons having a relationship with us, as designated by us. The sales will be made by UBS Financial Services Inc., an affiliate of UBS Securities LLC, through a directed share program. We do not know whether these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any directed share participants purchasing these reserved shares will be subject to the restrictions described in “Underwriting—No sales of similar securities” above.
AFFILIATIONS
Certain of the underwriters and their affiliates may from time to time provide certain commercial banking, financial advisory, investment banking and other services for us for which they were and will be entitled to receive separate fees. The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

Notice to investors
EUROPEAN ECONOMIC AREA
With respect to each Member State of the European Economic Area which has implemented Directive 2003/71/ EC, including any applicable implementing measures, or the Prospectus Directive, from and including the date on which the Prospectus Directive is implemented in that Member State, the offering of our common stock in this offering is only being made:

➢	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

➢	to any legal entity which has two or more of (a) an average of at least 250 employees during the last financial year; (b) a total balance sheet of more than 43,000,000 and (c) an annual net turnover of more than 50,000,000, as shown in its last annual or consolidated accounts; or

➢	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.
UNITED KINGDOM
Without limitation to the other restrictions referred to herein, this prospectus is directed only at (1) persons outside the United Kingdom, (2) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005; or (3) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005. Without limitation to the other restrictions referred to herein, any investment or investment activity to which this prospectus relates is available only to, and will be engaged in only with, such persons, and persons within the United Kingdom who receive this communication (other than persons who fall within (2) or (3) above) should not rely or act upon this communication.
FRANCE
The shares of our common stock may only be offered or sold to qualified investors and/or to a restricted number of investors in the Republic of France in accordance with Article L.41 1-2 of the French Code Monetaire et Financier (“Monetary and Financial Code”) and with the Decree no. 98-880 dated 1 October 1998 (the “Decree”); neither this prospectus, which has not been submitted to the Autorité des marchés financiers (the “AMF”), nor any information contained therein or any offering material relating to the shares, may be distributed or caused to be distributed to the public in France.
You are informed that:

➢	this prospectus has not been submitted to the clearance procedures of the AMF;

➢	in compliance with the Decree, if you subscribe for shares of our common stock, you will be acting for your own account;

Notice to investors

➢	the direct and indirect distribution by you to the public of your shares shall only be made in compliance with Articles L.411-1, L.411-2, L.412-1, and L.621-8 of the Monetary and Financial Code; and

➢	where the exemption for placements within a “restricted circle of investors” is relied on and the number of such investors exceeds 100, you must declare that you have personal links, either of a professional or family nature, with any of the underwriters.
ITALY
The offering of the shares of our common stock has not been registered pursuant to the Italian securities legislation and, accordingly, our common stock may not be offered or sold in the Republic of Italy in a solicitation to the public.
The shares of our common stock may only be offered, sold and delivered in the Republic of Italy to “Professional investors,” as defined in Article 31.2 of Commissione Nazionale per le Società e la Borsa (“CONSOB”) Regulation No. 11522 of 1st July 1998 (“Regulation No. 11522”), as amended, pursuant to Articles 30.2 and 100 of Legislative Decree No. 58 of 24th February 1998 (“Decree No. 58”), or in circumstances where an express exemption from compliance with the solicitation restrictions provided by Decree No. 58 or CONSOB Regulation No. 11971 of 14th May 1999 applies, provided, however, that any such offer, sale, or delivery of shares or distribution of copies of this prospectus or any other document relating to the shares in the Republic of Italy must be:

➢	made by investment firms, banks, or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1st September 1993 (“Decree No. 385”), Decree No. 58, Regulation No. 11522, and any other applicable laws and regulations; and

➢	in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.
GERMANY
Shares of our common stock may not be offered or sold or publicly promoted or advertised by any underwriter in the Federal Republic of Germany other than in compliance with the provisions of the German Securities Prospectus Act (Wertpapierprospektgestz— WpPG) of June 22, 2005, as amended, or of any other laws applicable in the Federal Republic of Germany governing the issue, offering and sale of securities.
THE NETHERLANDS
Shares of our common stock may not be offered, sold, transferred or delivered in or from the Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to banks, pension funds, insurance companies, securities firms, investment institutions, central governments, large international and supranational institutions and other comparable entities, including, among others, treasuries and finance companies of large enterprises, which trade or invest in securities in the course of a profession or trade. Individuals or legal entities who or which do not trade or invest in securities in the course of their profession or trade may not participate in the offering of

Notice to investors

the shares, and this prospectus or any other offering material relating to the shares may not be considered an offer or the prospect of an offer to sell or exchange the shares.
SWITZERLAND
Shares of our common stock may be offered in Switzerland only on the basis of a nonpublic offering. This prospectus does not constitute an issuance prospectus according to articles 652a or 1156 of the Swiss Federal Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss exchange. The shares have not been and will not be approved by any Swiss regulatory authority. In particular, the shares are not and will not be registered with or supervised by the Swiss Federal Banking Commission, and investors may not claim protection under the Swiss Investment Fund Act.

Material U.S. federal income and estate tax consequences to non-U.S. holders
The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder (as defined below) that acquires our common stock pursuant to this offering. The discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations, all as in effect on the date of this prospectus, and all of which are subject to change, possibly with retroactive effect, so as to result in U.S. federal tax consequences different from those described below. The discussion is limited to non-U.S. holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). As used in this discussion, the term “non-U.S. holder” means a beneficial owner (other than an entity or arrangement classified as a partnership for U.S. federal income tax purposes) of our common stock that is not, for U.S. federal income tax purposes:

➢	an individual who is a citizen or resident of the United States;

➢	a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any State of the United States or any political subdivision thereof or the District of Columbia.

➢	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

➢	a trust (1) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
This discussion does not consider:

➢	U.S. federal gift tax consequences, or U.S. state or local or non-U.S. tax consequences;

➢	specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position, including, if the non-U.S. holder is a partnership or other pass-through entity, that the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner (or owner) level;

➢	the tax consequences for partnerships or other pass-through entities or persons who hold their interests through a partnership or other pass-through entity;

➢	the tax consequences for the stockholders or beneficiaries of a non-U.S. holder;

➢	all of the U.S. federal tax considerations that may be relevant to a non-U.S. holder in light of its particular circumstances or to non-U.S. holders that may be subject to special treatment under U.S. federal tax laws, such as financial institutions, insurance companies, tax-exempt organizations, certain trusts, hybrid entities, former citizens or residents of the United States, holders subject to U.S. federal alternative minimum tax, broker-dealers, traders in securities, controlled foreign corporations and passive foreign investment companies; or

➢	special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a straddle, hedge, conversion transaction, constructive sale transaction, synthetic security, or other integrated investment.

Material U.S. federal income and estate tax consequences to non-U.S. holders

This discussion is for general purposes only. Prospective investors are urged to consult their own tax advisors regarding the application of the U.S. federal income and estate tax laws to their particular situations and the consequences under U.S. federal gift tax laws, as well as foreign, state, and local laws and tax treaties of the ownership and disposition of our common stock.
DIVIDENDS
As previously discussed, we do not anticipate paying dividends on our common stock in the foreseeable future. See “Dividend Policy.” If we pay dividends on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those dividends exceed our current and accumulated earnings and profits, the distributions will constitute a return of capital and first reduce the non-U.S. holder’s basis in our common stock dollar-for-dollar until the basis has been reduced to zero, and then will be treated as gain from the sale or exchange of common stock.
We will be required to withhold U.S. federal income tax at a rate of 30%, or such lower rate as may be specified under an applicable income tax treaty, from the gross amount of the dividends paid to a non-U.S. holder. However, any dividend that is effectively connected with the conduct of a trade or business of the non-U.S. holder within the United States or, if an income tax treaty applies, attributable to a permanent establishment of the non-U.S. holder within the United States is not subject to the withholding tax, but instead is subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates. A non-U.S. holder must satisfy special certification and disclosure requirements for effectively connected income to be exempt from withholding, which generally include providing a properly executed IRS Form W-8ECI (or such successor form as the IRS designates) and periodically updating such form as required. If a non-U.S. holder is a corporation, any such effectively connected dividends the non-U.S. holder receives may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
In order to claim the benefit of an applicable tax treaty rate for dividends (and avoid backup withholding as discussed below), the non-U.S. holder must provide a properly executed IRS Form W-8BEN (or such successor form as the IRS designates) prior to the payment of dividends. This form must be periodically updated. Applicable U.S. Treasury regulations provide alternative methods for satisfying this requirement (including if a non-U.S. holder invests through a “qualified intermediary”).
A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for a refund together with the required information with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.
GAIN ON DISPOSITION OF COMMON STOCK
A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax with respect to gain realized on a sale or other disposition of our common stock unless one of the following applies:

➢	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States or, alternatively, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the regular graduated rates and in the manner applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, also may be subject to branch profits tax on its effectively connected earnings and

Material U.S. federal income and estate tax consequences to non-U.S. holders profits for the taxable year, which would include such gain, at a rate of 30% or at such lower rate as may be specified by an applicable income tax treaty, subject to adjustments; or

➢	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met; in this case, the non-U.S. holder will be subject to a 30% tax on the gain derived from the disposition; or

➢	we are or have been a “United States real property holding corporation, or a “USRPHC,” for U.S. federal income tax purposes at any time during the shorter of the 5-year period ending on the date of such disposition or the period that the non-U.S. holder held our common stock; in this case, subject to limited exceptions, a non-U.S. holder would generally be subject to U.S. federal income tax on its net gain derived from the disposition at regular graduated rates. We believe that we are not currently and do not expect to become a USRPHC, however there can be no assurance that we will not become a USRPHC in the future.
FEDERAL ESTATE TAX
Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes and, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.
INFORMATION REPORTING AND BACKUP WITHHOLDING TAX
The amount of dividends paid to each non-U.S. holder and the amount of tax, if any, withheld from such payment must generally be reported annually to the IRS and to the non-U.S. holder. These reporting requirements apply regardless of whether an applicable tax treaty reduced or eliminated withholding. The IRS may make such information available under the provisions of an applicable income tax treaty or agreement to the tax authorities in the country in which the non-U.S. holder is resident.
In addition, a non-U.S. holder may be subject to information reporting requirements and backup withholding at the applicable rate (currently, at a rate of 28%) with respect to dividend payments on, and the proceeds from dispositions of, shares of common stock, unless the non-U.S. holder complies with certain reporting procedures and certifies its status as a non-U.S. holder (usually satisfied by providing the applicable IRS Form W-8) or otherwise establishes an exemption.
Additional information reporting requirements and backup withholding with respect to the payment of proceeds from the disposition of common stock are as follows:

➢	The payment of the proceeds of the sale or other disposition of common stock made to a non-U.S. holder by or through the U.S. office or any broker, U.S. or non-U.S., generally will be subject to information reporting and backup withholding, unless the non-U.S. holder either certifies its status as a non- U.S. holder under penalties of perjury or otherwise establishes an exemption.

➢	The payment of the proceeds of the sale or other disposition of common stock made to a non-U.S. holder by or through a non-U.S. office of a non-U.S. broker that is not a foreign person with certain specified U.S. connections (a “U.S. Related Person”) will not be subject to information reporting or backup withholding.

➢	The payment of the proceeds of the sale or other disposition of common stock made to a non-U.S. holder by or through a non-U.S. office of a broker that is a U.S. person or U.S. Related Person generally will be subject to information reporting (but not backup withholding) unless the non-

Material U.S. federal income and estate tax consequences to non-U.S. holders

U.S. holder certifies its status as a non-U.S. holder under penalties of perjury (usually by providing the applicable IRS Form W-8) or otherwise establishes an exemption.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be allowed as a refund or credit against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner. These backup withholding and information reporting rules are complex and non-U.S. holders are urged to consult their own tax advisors regarding the application of these rules to them.
The foregoing discussion of U.S. federal income and estate tax considerations is not tax advice. Accordingly, each prospective non-U.S. holder of our common stock should consult that holder’s own tax advisor with respect to the federal, state, local and non-U.S. tax consequences of the ownership and disposition of our common stock (including the applicability of income or estate tax treaties) with respect to the non-U.S. holder’s particular situation.

Legal matters
Our counsel, Ropes & Gray LLP, Boston, Massachusetts, will pass on the validity of the shares of common stock offered by this prospectus. Dewey Ballantine LLP, New York, New York, is counsel to the underwriters in connection with this offering.
Experts
Ernst & Young LLP, independent registered public accounting firm, have audited our financial statements for the years ended December 31, 2002, 2003 and 2004 and at December 31, 2003 and 2004 as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance of Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.
Where you can find additional information
We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The reports and other information we file with the SEC can be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. Copies of these materials can be obtained at prescribed rates from the SEC’s Public Reference Room at such address. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.
Upon completion of this offering, we will become subject to the reporting and information requirements of the Exchange Act and, as a result, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference room and the web site of the SEC referred to above.

Iomai Corporation

INDEX TO FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2
Balance Sheets as of December 31, 2003 and 2004 and September 30, 2005 (unaudited)	F-3
Statements of Operations for the Years Ended December 31, 2002, 2003, and 2004 and the Nine Months Ended September 30, 2004 and 2005 (unaudited)	F-4
Statements of Changes in Redeemable Preferred Stock and Stockholders’ Deficit for the Years Ended December 31, 2002, 2003, and 2004 and the Nine Months Ended September 30, 2005 (unaudited)	F-5
Statements of Cash Flows for the Years Ended December 31, 2002, 2003, and 2004 and the Nine Months Ended September 30, 2004 and 2005 (unaudited)	F-7
Notes to Financial Statements	F-8

Iomai Corporation

Report of independent registered public accounting firm
Board of Directors and Shareholders
Iomai Corporation
We have audited the accompanying balance sheets of Iomai Corporation as of December 31, 2003 and 2004, and the related statements of operations, changes in redeemable preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Iomai Corporation at December 31, 2003 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young LLP
McLean, Virginia
March 11, 2005, except for
Note 13, as to which the date
is December 2, 2005

Iomai Corporation

BALANCE SHEETS

	December 31,			Pro Forma
			September 30,	September 30,
	2003	2004	2005	2005

			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$8,457,160	$6,941,752	$6,181,090
Marketable securities	29,756,095	15,455,613	4,828,579
Accounts receivable, net of allowance for doubtful accounts of $135,000 and $0 as of December 31, 2003 and 2004, respectively	203,205	73,452	332,087
Prepaid expenses and other current assets	188,067	137,444	113,258

Total current assets	38,604,527	22,608,261	11,455,014
Property and equipment, net	2,090,227	5,538,314	4,923,547
Restricted cash	58,953	62,638	62,638
Restricted marketable securities	596,834	595,987	595,500
Other noncurrent assets	160,954	136,460	625,334

Total assets	$41,511,495	$28,941,660	$17,662,033

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$1,468,217	$997,322	$1,331,766
Accrued expenses	1,485,511	1,267,740	1,641,166
Notes payable, current portion	609,602	1,119,418	1,299,892
Notes payable to related party, current portion	77,434	332,877	364,318
Capital lease obligation, current portion	18,677	13,074	4,669

Total current liabilities	3,659,441	3,730,431	4,641,811
Notes payable, long-term portion	1,735,332	2,308,155	1,741,957
Notes payable to related party, long-term portion	506,067	1,493,683	1,216,375
Capital lease obligation, long-term portion	18,501	6,080	2,516
Deferred rent	116,083	80,388	41,561

Total liabilities	6,035,424	7,618,737	7,644,220
Common stock subject to put right	1,958,450	1,958,450	1,958,450	—
Warrant to purchase Series C preferred stock	47,100	35,100	26,100	—
Series C convertible redeemable preferred stock, $0.01 par value; 150,000,000 shares authorized; 127,685,982, 129,590,034 and 129,590,634 shares issued and outstanding in 2003, 2004, and September 30, 2005 (unaudited), respectively; liquidation preference in the aggregate of $92,589,013 at December 31, 2004 and $108,471,357 at September 30, 2005 (unaudited) and $0 pro forma (unaudited)	59,508,250	65,322,000	69,093,364	—
Stockholders’ equity (deficit):
Series B convertible preferred stock; $0.01 par value; 15,200,000 shares authorized; 14,734,578 shares issued and outstanding at December 31, 2003 and 2004 and September 30, 2005; liquidation preference in the aggregate of $7,595,949 at December 31, 2004 and $7,986,081 at September 30, 2005 (unaudited) and $0 pro forma (unaudited)	147,346	147,346	147,346	—
Common stock, $0.01 par value; 220,000,000 shares authorized; 764,325, 771,921, and 793,382 shares issued and outstanding at December 31, 2003 and 2004 and September 30, 2005 (unaudited), respectively, and 11,895,189 shares issued and outstanding pro forma (unaudited)	7,643	7,719	7,934	118,952
Additional paid-in capital	8,678,084	3,847,734	396,371	69,552,163
Accumulated other comprehensive income (loss)	18,732	(25,612)	(3,623)	(3,623)
Accumulated deficit	(34,889,534)	(49,969,814)	(61,608,129)	(61,608,129)

Total stockholders’ equity (deficit)	(26,037,729)	(45,992,627)	(61,060,101)	(8,059,363)

Total liabilities and stockholders’ equity (deficit)	$41,511,495	$28,941,660	$17,662,033

See accompanying notes.

Iomai Corporation

STATEMENTS OF OPERATIONS

	Year ended			Nine months ended
	December 31,			September 30,

	2002	2003	2004	2004	2005

				(unaudited)
Revenues	$995,490	$1,601,037	$2,344,773	$2,244,172	$2,330,204
Cost and expenses:
Research and development	7,354,019	13,331,968	14,349,229	10,636,199	11,487,329
General and administrative	2,411,127	3,347,853	3,205,658	2,256,657	2,515,564
Purchased in-process research and development	2,517,902	—	—	—	—
Reimbursed by related party	(426,514)	—	—	—	—

Total costs and expenses	11,856,534	16,679,821	17,554,887	12,892,856	14,002,893

Loss from operations	(10,861,044)	(15,078,784)	(15,210,114)	(10,648,684)	(11,672,689)
Other income (expense)
Gain on discharge of convertible notes payable	11,219,347	—	—	—	—
Interest income	—	952,749	620,382	505,649	322,082
Interest expense	—	(127,797)	(265,688)	(133,053)	(355,507)
Other expense, net	(2,138,265)	(448,178)	(224,860)	(215,225)	(22,336)

Total other income (expense), net	9,081,082	376,774	129,834	157,371	(55,761)

Net loss	(1,779,962)	(14,702,010)	(15,080,280)	(10,491,313)	(11,728,450)
Dividends on and accretion of convertible preferred stock	(380,428)	(5,466,280)	(5,525,314)	(4,127,670)	(4,161,495)
Carrying value of preferred stock in excess of fair value transferred	11,092,009	—	—	—	—

Net income (loss) available to common stockholders	$8,931,619	$(20,168,290)	$(20,605,594)	$(14,618,983)	$(15,889,945)

Net income (loss) available to common stockholders per share of common stock— basic and diluted	$11.79	$(26.43)	$(26.90)	$(19.10)	$(20.31)

Weighted-average number of shares of common stock— basic and diluted	757,402	763,075	765,945	765,229	782,391

Pro forma net loss attributable to common stockholders per share (unaudited):
Pro forma net loss attributable to common stockholders			$(15,080,280)		$(11,728,450)

Pro forma net loss attributable to common stockholders per share of common stock—basic and diluted			$(1.27)		$(0.99)

Pro forma weighted average common shares outstanding—basic and diluted			11,867,811		11,884,257

See accompanying notes.

Iomai Corporation

STATEMENTS OF CHANGES IN REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

	Series A Convertible		Series C Convertible
	Exchangeable		Redeemable
	Preferred Stock		Preferred Stock

	Shares	Amount	Shares	Amount

Balance at December 31, 2001	2,289	$9,750,474	—	$—
Accrual of dividends	—	519,224	—	—
Issuance of Series B convertible preferred stock, net of issuance costs of $341,810	(2,289)	(10,269,698)	—	—
Issuance of Series C convertible redeemable preferred stock, net of issuance costs of $2,256,091, and warrants	—	—	122,935,926	52,033,856
Amortization of Series C warrants	—	—	—	900
Accretion of issuance costs	—	—	—	33,378
Accrual of dividends	—	—	—	307,716
Net loss	—	—	—	—
Carrying value of preferred stock in excess of fair value transferred	—	—	—	—

Balance at December 31, 2002	—	—	122,935,926	52,375,850
Issuance of Series C convertible redeemable preferred stock, net of issuance costs of $21,598	—	—	4,750,056	2,078,402
Amortization of Series C warrants	—	—	—	12,000
Accretion of issuance costs	—	—	—	441,089
Accrual of dividends	—	—	—	4,491,587
Refund of issuance costs, net	—	—	—	109,322
Issuance of warrants on notes payable	—	—	—	—
Stock option compensation	—	—	—	—
Exercise of options	—	—	—	—
Other comprehensive loss:	—	—
Net loss	—	—	—	—
Unrealized gain on investments	—	—	—	—
Comprehensive loss	—	—	—	—

Balance at December 31, 2003	—	—	127,685,982	59,508,250
Issuance of Series C convertible redeemable preferred stock, net of issuance costs of $31,741	—	—	1,904,052	810,040
Amortization of Series C warrants	—	—	—	12,000

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Stockholders’ Deficit

	Series B Convertible					Accumulated
	Preferred Stock		Common Stock		Additional	Other		Total
					Paid-In	Comprehensive	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Income (Loss)	Deficit	Deficit

Balance at December 31, 2001	—	$—	757,402	$7,574	$8,334,714	$—	$(29,499,571)	$(21,157,283)
Accrual of dividends	—	—	—	—	(519,224)	—	—	(519,224)
Issuance of Series B convertible preferred stock, net of issuance costs of $341,810	14,734,578	147,346	—	—	6,025,001	—	—	6,172,347
Issuance of Series C convertible redeemable preferred stock, net of issuance costs of $2,256,091, and warrants	—	—	—	—	—	—	—	—
Amortization of Series C warrants	—	—	—	—	—	—	—	—
Accretion of issuance costs	—	—	—	—	(33,378)	—	—	(33,378)
Accrual of dividends	—	—	—	—	(307,716)	—	—	(307,716)
Net loss	—	—	—	—	—	—	(1,779,962)	(1,779,962)
Carrying value of preferred stock in excess of fair value transferred	—	—	—	—	—	—	11,092,009	11,092,009

Balance at December 31, 2002	14,734,578	147,346	757,402	7,574	13,499,397	—	(20,187,524)	(6,533,207)
Issuance of Series C convertible redeemable preferred stock, net of issuance costs of $21,598	—	—	—	—	—	—	—	—
Amortization of Series C warrants	—	—	—	—	—	—	—	—
Accretion of issuance costs	—	—	—	—	(441,089)	—	—	(441,089)
Accrual of dividends	—	—	—	—	(4,491,587)	—	—	(4,491,587)
Refund of issuance costs, net	—	—	—	—	55,490	—	—	55,490
Issuance of warrants on notes payable	—	—	—	—	1,062	—	—	1,062
Stock option compensation	—	—	—	—	48,580	—	—	48,580
Exercise of options	—	—	6,923	69	6,231	—	—	6,300
Other comprehensive loss:
Net loss	—	—	—	—	—	—	(14,702,010)	(14,702,010)
Unrealized gain on investments	—	—	—	—	—	18,732	—	18,732

Comprehensive loss	—	—	—	—	—	—	—	(14,683,278)

Balance at December 31, 2003	14,734,578	147,346	764,325	7,643	8,678,084	18,732	(34,889,534)	(26,037,729)
Issuance of Series C convertible redeemable preferred stock, net of issuance costs of $31,741	—	—	—	—	—	—	—	—
Amortization of Series C warrants	—	—	—	—	—	—	—	—

Iomai Corporation

STATEMENTS OF CHANGES IN REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

					Stockholders’ Deficit

	Series A
	Convertible		Series C Convertible		Series B
	Exchangeable		Redeemable		Convertible					Accumulated
	Preferred Stock		Preferred Stock		Preferred Stock		Common Stock		Additional	Other		Total
									Paid-In	Comprehensive	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Income (Loss)	Deficit	Deficit

Accretion of issuance costs	—	—	—	437,740	—	—	—	—	(437,740)	—	—	(437,740)
Accrual of dividends	—	—	—	4,553,970	—	—	—	—	(4,553,970)	—	—	(4,553,970)
Issuance of warrants on notes payable	—	—	—	—	—	—	—	—	818	—	—	818
Stock option compensation	—	—	—	—	—	—	—	—	153,705	—	—	153,705
Exercise of options	—	—	—	—	—	—	7,596	76	6,837	—	—	6,913
Other comprehensive loss:	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	(15,080,280)	(15,080,280)
Unrealized loss on investments	—	—	—	—	—	—	—	—	—	(44,344)	—	(44,344)

Comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	(15,124,624)

Balance at December 31, 2004	—	—	129,590,034	65,322,000	14,734,578	147,346	771,921	7,719	3,847,734	(25,612)	(49,969,814)	(45,992,627)
Amortization of Series C Warrants	—	—	—	9,000	—	—	—	—	—	—	—	—
Accretion of Issuance Costs	—	—	—	331,175	—	—	—	—	(331,175)	—	—	(331,175)
Issuance of Dividends	—	—	—	3,431,189	—	—	—	—	(3,431,189)	—	—	(3,431,189)
Issuance of Warrants on Notes	—	—	—	—	—	—	—	—	7,224	—	—	7,224
Stock Option Compensation	—	—	—	—	—	—	—	—	374,597	—	—	374,597
Exercise of Options	—	—	—		—	—	21,461	215	19,315	—	—	19,530
Net loss	—	—	—	—	—	—	—	—	—	—	(11,728,450)	(11,728,450)
Unrealized loss on investments	—	—	—	—	—	—	—	—	—	21,989		21,989

Comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	(11,706,452)

Balance at September 30, 2005 (unaudited)	—	$—	129,590,034	$69,093,364	14,734,578	$147,346	793,382	$7,934	$251,243	$(3,623)	$(61,468,972)	$(61,060,101)

See accompanying notes.

Iomai Corporation

STATEMENTS OF CASH FLOWS

	Year ended			Nine months ended
	December 31,			September 30,

	2002	2003	2004	2004	2005

				(unaudited)
Cash flows from operating activities
Net loss	$(1,779,962)	$(14,702,010)	$(15,080,280)	$(10,491,313)	$(11,728,450)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	326,964	365,909	1,626,768	950,585	1,843,085
Stock-based compensation expense	—	48,580	153,705	147,822	374,597
Non-cash interest expense and amortization of premium/discount of marketable securities	2,018,047	272,911	228,615	221,104	25,037
Deferred rent	(12,841)	(18,631)	(35,695)	(24,867)	(38,826)
Allowance for doubtful accounts	—	135,000	(135,000)	—	—
Loss on disposal of property and equipment	—	5,076	—	—	2,361
Purchased in-process research and development	2,517,902	—	—	—	—
Gain on discharge of convertible notes payable	(11,219,347)	—	—	—	—
Non-cash research and development expense	442,889	—	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	(369,383)	31,178	264,753	124,003	(251,217)
Prepaid expenses and other current assets	(107,658)	27,079	135,050	170,370	5,743
Other noncurrent assets	(1,348)	(59,833)	29,010	29,010	(465,621)
Accounts payable	494,560	625,422	(470,894)	(234,301)	334,443
Accrued expenses	433,163	(230,097)	(217,771)	(541,405)	373,426

Net cash used in operating activities	(7,257,014)	(13,499,416)	(13,501,739)	(9,648,992)	(9,525,422)
Cash flows from investing activities
Purchases of property and equipment	(80,436)	(1,264,678)	(5,074,855)	(4,775,638)	(1,230,681)
Restricted cash and marketable securities	369,053	(598,086)	(3,685)	—	9,775
Sales/maturities of marketable securities	—	35,438,000	32,450,000	25,450,000	17,400,000
Purchases of marketable securities	—	(65,453,165)	(18,509,757)	(15,745,159)	(6,790,305)

Net cash provided by (used in) investing activities	288,617	(31,877,929)	8,861,703	4,929,203	9,388,789
Cash flows from financing activities
Proceeds from the exercise of stock options	—	6,300	6,913	1,400	19,530
Proceeds from issuance of Series C convertible redeemable preferred stock, net	52,033,856	2,078,402	810,040	810,040	—
Stock issuance costs for Series B convertible preferred stock	—	(2,585)	—	—	—
Proceeds from notes payable	—	2,472,920	1,902,386	1,655,240	468,367
Principal payments on notes payable	—	(127,986)	(819,746)	(565,843)	(854,090)
Proceeds from notes payable to related party	—	—	1,450,500	1,450,500	—
Principal payments on notes payable to related party	(58,618)	(67,371)	(207,440)	(130,289)	(245,867)
Payments under capital lease obligations	(9,393)	(18,176)	(18,025)	(14,224)	(11,969)
Proceeds from borrowings on convertible notes payable to Elan	4,146,704	—	—	—	—
Principal payment on convertible notes payable to Elan	(6,000,000)	—	—	—	—
Make whole payment from Elan	4,630,796	—	—	—	—

Net cash provided by (used in) financing activities	54,743,345	4,341,504	3,124,628	3,206,824	(624,029)

Net decrease in cash and cash equivalents	47,774,948	(41,035,841)	(1,515,408)	(1,512,965)	(760,662)
Cash and cash equivalents at beginning of year	1,718,053	49,493,001	8,457,160	8,457,160	6,941,752

Cash and cash equivalents at end of year	$49,493,001	$8,457,160	$6,941,752	$6,944,195	$6,181,090

Supplemental schedule of noncash investing and financing activities
Cash paid for interest	$101,745	$117,546	$424,088	$289,404	$379,665

Equipment acquired under capital lease	$56,238	$—	$—	$—	$—

See accompanying notes.

Iomai Corporation

NOTES TO FINANCIAL STATEMENTS

1.	ORGANIZATION
Iomai Corporation (the Company or Iomai) was incorporated in May 1997 as a Delaware corporation to discover, develop, and commercialize vaccines and immunostimulants delivered to the skin. The Company’s products are designed to target infectious diseases where there are a significant unmet medical needs or where the Company believes there is significant potential for needs for alternative delivery methods. The Company’s proprietary technology, known as transcutaneous immunization, or TCI, is founded on the biological insight that the skin is a highly attractive environment for vaccination and immunostimulation. TCI targets Langerhans cells, a specialized component of the immune system located in the outer layers of the skin, for the delivery of vaccines and adjuvants to stimulate a more robust immune response. This approach to vaccination and immunostimulation has the potential to enhance vaccine efficacy, expand the market for existing vaccines and enable the development of new vaccines.

2.	SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation and consolidation
As of December 4, 2002, the Company and Elan Corporation, plc (Elan) restructured a joint venture, Xairo Corporation Ltd. (Xairo), such that Iomai acquired 100% of the joint venture’s capital stock (see Note 4—Elan Restructuring). In 1998, the Company purchased 80.1% of Xairo’s common shares for $8.01 million and Elan purchased the remaining 19.9% of Xairo’s common shares for $1.99 million. During the joint venture’s existence, Elan and its subsidiaries retained significant minority investor rights that prevented Iomai from exercising control over the joint venture, even though the Company owned 80.1% of the voting stock. Accordingly, Iomai did not consolidate the financial statements of Xairo but instead accounted for the investment in Xairo under the equity method, whereby the Company recognized 80.1% of Xairo’s income and losses. During 2001, the Company’s share of Xairo’s cumulative losses exceeded the Company’s investment and advances to Xairo, so the Company discontinued recognizing its share of any further losses of Xairo.
For the year ended December 31, 2002, the financial statements include the accounts of the Company and its wholly owned subsidiary, Iomai Holdings, Ltd. (Iomai Holdings), a British Virgin Islands corporation and Xairo. All significant intercompany balances and transactions have been eliminated in consolidation. In January 2003, the Company merged its two subsidiaries (Iomai Holdings and Xairo) into the Company.
Unaudited interim financial information
The accompanying interim balance sheet as of September 30, 2005, the statements of operations and cash flows for the nine months ended September 30, 2004 and 2005 and the statement of changes in redeemable preferred stock and stockholders’ deficit for the nine months ended September 30, 2005 are unaudited. These unaudited interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of the Company’s management, the unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments necessary for the fair presentation of the Company’s statement of financial position, results of operations and its cash flows for the nine months ended September 30, 2004 and 2005. The results for the nine months ended September 30, 2005 are not necessarily indicative of the results to be expected for the year ending December 31, 2005. All references to September 30, 2005 or to the nine months ended September 30, 2004 and 2005 in the notes to the financial statements are unaudited.

Iomai Corporation

Notes to financial statements (continued)
Use of estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Cash and cash equivalents
The Company considers demand deposits and all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. As of December 31, 2003 and 2004, the Company’s cash equivalents consisted of money market accounts, an overnight repurchase agreement and a savings account.
Marketable securities
All marketable securities, consisting of U.S. government obligations and U.S. agency obligations, are classified as available-for-sale. These securities are carried at fair value, plus accrued interest. Any unrealized holding gains and losses are reported as accumulated other comprehensive income (loss), which is a separate component of stockholders’ deficit. Realized gains and losses are reported in operations, and gains and losses on sales of securities are computed using the specific-identification method.
The Company periodically reviews its marketable securities to determine whether a decline in fair value below the carrying value exists and is other-than-temporary. This evaluation consists of a review of several factors, including but not limited to: the length of time and extent that a security has been in an unrealized loss position, the existence of an event that would impair the issuer’s future earnings potential, the near-term prospects for recovery of the market value of a security, and the intent and ability of the Company to hold the security until the market value recovers. Declines in value below cost for debt securities are not assumed to be other-than-temporary where: it is considered probable that all contractual terms of the security will be satisfied, the decline is due primarily to changes in interest rates (and not because of increased credit risk), or the Company intends and has the ability to hold the investment for a period of time sufficient to allow a market recovery. Unrealized losses related to debt securities greater than and less than one year are not significant.
If management determines that such an impairment exists, the carrying value of the investment will be reduced to the current fair value of the investment and the Company will recognize a charge in the statements of operations equal to the amount of the carrying value reduction.
Restricted cash and marketable securities
Restricted cash at December 31, 2003 and 2004 relates to a deposit held as collateral for a letter of credit acting as a security deposit on a facility operating lease. The interest rate is the bank’s prime rate plus one percent per annum and the fee is one percent annually.
Restricted marketable securities at December 31, 2003 and 2004 include marketable securities with a face value of $600,000 pledged as collateral to secure prepayment of promissory notes issued to finance, in part, the build-out of the Company’s facilities (see Note 5—Long-Term Debt).

Iomai Corporation

Notes to financial statements (continued)
Accounts receivable
Accounts receivable that management has the intent and ability to hold for the foreseeable future or until payment are reported in the balance sheets at outstanding amounts, less the allowance for doubtful accounts. The Company writes off uncollectible receivables when the likelihood of collection is remote. The Company maintains an allowance for doubtful accounts, which is determined based on historical experience and management’s expectations of future losses.
Unbilled accounts receivable consist principally of expenses incurred on reimbursable research grants prior to year-end that have not yet been billed to the contracting agent.
Accounts receivable at December 31, 2003 and 2004 consist of the following:

	December 31,

	2003	2004

Billed	$—	$—
Unbilled	338,205	73,452
Less: Allowance for doubtful accounts	(135,000)	—

Total	$203,205	$73,452

Concentration of credit risk and fair value of financial instruments
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities, and accounts receivable. The Company places its cash and cash equivalents with financial institutions, and its marketable securities consist of U.S. government obligations and U.S. agency obligations. Management believes that the financial risks associated with its cash and cash equivalents and marketable securities are minimal. Accounts receivable consist of amounts due from government agencies under government grants.
The carrying amount of current assets and liabilities approximates their fair values due to their short-term maturities. The fair value of notes payable approximates their carrying amount as of December 31, 2003 and 2004 based on rates currently available to the Company for debt with similar terms and remaining maturities.
Property and equipment
Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of three to seven years. Leasehold improvements are amortized over the shorter of the life of the lease or the related asset. Maintenance and repairs are charged to expense as incurred.

Iomai Corporation

Notes to financial statements (continued)
Property and equipment consist of the following:

	December 31,

	2003	2004

Furniture and equipment	$520,869	$695,404
Lab equipment	666,129	2,164,042
Leasehold improvements	1,367,511	4,907,502
Construction-in-progress	493,230	355,645

Subtotal	3,047,739	8,122,593
Accumulated depreciation	(957,512)	(2,584,279)

Property and equipment, net	$2,090,227	$5,538,314

Accumulated amortization for equipment under capital leases was $19,522 and $23,203 at December 31, 2003 and 2004, respectively. The Company recognized amortization expense for assets under capital lease obligations of approximately $6,988, $11,172, and $9,810 for the years ended December 31, 2002, 2003, and 2004, respectively. These amounts are included in depreciation and amortization. For the year ended December 31, 2004, the Company capitalized interest expense of $175,336.
Income taxes
Income taxes are accounted for using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
Valuation allowances are established when necessary to reduce net deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.
Revenue recognition
The Company recognizes revenue when all terms and conditions of the agreements have been met, including persuasive evidence of an arrangement, services have been rendered, price is fixed or determinable, and collectibility is reasonably assured. For reimbursable cost research grants, the Company recognizes revenue as costs are incurred. Provisions for estimated losses on research grant projects and any other contracts are made in the period such losses are determined.
Research and development costs
The Company expenses its research and development costs as incurred; however, equipment and facilities that are acquired or constructed for research and development activities that have alternative future uses (in research and development projects or otherwise) are capitalized and depreciated as tangible assets.

Iomai Corporation

Notes to financial statements (continued)
Comprehensive loss
Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income (SFAS No. 130), requires the presentation of the comprehensive loss and its components as part of the financial statements. Comprehensive loss is comprised of net loss and other changes in equity that are excluded from net loss. The Company includes unrealized holding gains and losses on available-for-sale securities in accumulated other comprehensive loss on its balance sheets and statements of changes in redeemable preferred stock and stockholders’ deficit.
Stock-based compensation
The Company has two stock-based employee compensation plans, described more fully in Note 8—Stockholders’ Deficit. Prior to 2003, the Company accounted for these plans under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related Interpretations. No stock-based employee compensation cost was reflected in the 2002 consolidated statement of operations, as all options granted under those plans had an intrinsic value of zero on the date of grant. Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation (SFAS No. 123). Under the prospective method of adoption selected by the Company under the provisions of FASB Statement No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123 (SFAS No. 148), the recognition provisions have been applied to all employee awards granted, modified, or settled after January 1, 2003.
The expense related to stock-based employee compensation included in the determination of net loss for 2003 and 2004 would have been the same if the fair value method had been applied to all awards granted after the original effective date of SFAS 123. If the Company had elected to adopt the fair

Iomai Corporation

Notes to financial statements (continued)
value recognition provisions of SFAS 123 as of its original effective date, pro forma net loss would have been as follows:

				Nine months ended
	Year ended December 31,			September 30,

	2002	2003	2004	2004	2005

Net loss as reported	$(1,779,962)	$(14,702,010)	$(15,080,280)	$(10,491,313)	$(11,728,450)
Add: Stock-based employee compensation in reported net loss	—	48,580	153,705	147,822	374,597
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards	(1,360,702)	(48,580)	(153,705)	(147,822)	(374,597)

Pro forma net loss	$(3,140,664)	$(14,702,010)	$(15,080,280)	$(10,491,313)	$(11,728,450)
Dividends on and accretion of convertible preferred stock	(380,428)	(5,466,280)	(5,525,314)	(4,127,670)	(4,161,495)
Carrying value of preferred stock in excess of fair value transferred	11,092,009	—	—	—	—

Pro forma net income (loss) attributable to common stockholders	$7,570,917	$(20,168,290)	$(20,605,594)	$(14,618,983)	$(15,889,945)

Net income (loss) attributable to common stockholders per common share—basic and diluted	$11.79	$(26.43)	$(26.90)	$(19.10)	$(20.31)
Pro forma net income (loss) attributable to common stockholders per common share—basic and diluted	$10.00	$(26.43)	$(26.90)	$(19.10)	$(20.31)
Equity instruments issued to nonemployees are accounted for under the provisions of SFAS No. 123 and Emerging Issues Task Force Issue No. 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in conjunction with, Selling, Goods and Services. Accordingly, the estimated fair value of the equity instrument is recorded on the earlier of the performance commitment date or the date the services required are completed.
In establishing our estimates of fair value, we considered the guidance set forth in AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, and made

Iomai Corporation

Notes to financial statements (continued)
contemporaneous determinations of fair value. Information on stock option grants during the twelve months ended September 30, 2005 is as follows:

	Number of	Exercise	Fair value of	Fair
Grant date	options granted	price	common stock	value(1)

September 30, 2004	7,692	$0.91	$0.91	$0.52
November 15, 2004	769	$5.85	$0.91	$0.26
February 17, 2005	274,538	$0.91	$0.91	$0.52
May 18, 2005	23,307	$0.91	$0.91	$0.52
July 29, 2005	19,923	$0.91	$0.91	$0.52
August 30, 2005	52,692	$2.86	$2.86	$1.56
September 29, 2005	40,153	$2.86	$2.86	$1.56

(1)     Fair value was determined using the Black-Scholes option-pricing model.
Given the lack of an active public market for our common stock, our board of directors determined fair value of our common stock for options to acquire shares of our common stock. Our board of directors made contemporaneous determinations of fair value and did not employ a third party valuation firm to determine fair value. In the absence of a public trading market, and as a clinical-stage company with no significant revenues, the Company believes that it is appropriate to consider a range of factors to determine the fair value market value of the common stock at each option grant date. These factors include: (1) the achievement of clinical and operational milestones by the Company, (2) the status of strategic relationships with collaborators, (3) the significant risks associated with the Company’s early stage of development of a new technology, (4) capital market conditions for life science companies, particularly similarly situated privately-held, early-stage life science companies, (5) the Company’s available cash, financial condition and results of operations, (6) the most recent sales of the Company’s preferred stock and (7) the preferential rights of the outstanding preferred stock.
In connection with the preparation of the financial statements for the initial public offering, the Company has reassessed its estimate of the fair value for financial reporting purposes of its common stock following its stock option grants in March 2004. This valuation was done retrospectively by management, a related party, and the Company did not obtain contemporaneous valuations from an independent valuation specialist. Based on this reassessment, the Company has determined that there were five periods between March 2004 and October 2005 in which the Company’s reassessment of the fair value of its common stock ranged from $2.75 to $9.00 per share during the period options were granted. In determining the reassessed fair value of the common stock as of each grant date, the factors described in the previous paragraph were taken into account. In reassessing the value of common stock in 2004 and 2005, the Company considered the price it received in June 2004 for its Series C preferred stock of $0.4421 per share (or approximately $5.75 after the 1 for 13 reverse stock split and upon conversion). During the period between March 2004 and September 2004, the Company received positive data from a clinical trial of its needle-free travelers’ diarrhea vaccine patch and initiated two Phase 1 clinical trials of its anthrax and TCI flu patch product candidates, resulting in a adjusted fair value of common stock of $2.75 per share, approximately a 50% discount to the price of the Series C preferred stock. The Company kept this value constant until it received preliminary data from its Phase 1 clinical trial of the needle-free flu vaccine patch in late September 2004. Based on these results and observed capital market conditions for early-stage life science companies, the Company adjusted the estimated fair value for financial reporting purposes for the period of late September 2004 to February 2005 to $4.40 per share, approximately a 25% discount to

Iomai Corporation

Notes to financial statements (continued)
the price of the Series C preferred stock. From March 2005 until July 2005, the Company increased the estimated fair value for financial reporting purposes to $6.50 per share, approximately a 13% discount to the price of the Series C preferred stock. This was primarily based on positive results from its Phase 2 clinical trial of the needle-free travelers’ diarrhea patch and the license of the gene expression system from Dow to allow the production of the LT adjuvant. In August 2005, the Company increased the estimated fair value for financial reporting purposes to $7.50 per share. This was primarily based on positive developments in the capital markets for early stage life science companies. From September to October 2005, the Company increased the estimated fair value for financial reporting purposes to $9.00 per share. This was primarily based on positive developments in the capital markets for early stage life science companies and the Company’s engagement of underwriters to pursue an initial public offering. This valuation method was selected because the Company believes it reflects the change in value held by the common stockholders that would result from a successful public offering, which includes the conversion of our preferred stock into common stock and thereby eliminates the preferences and rights attributable to the preferred stock. Furthermore, the Company believes this valuation approach is consistent with valuation methodologies applied to other similar companies pursuing an initial public offering.
As a result of this reassessment of the fair value of its common stock for financial reporting purposes, the Company anticipates recognizing approximately $1.7 million of compensation expense ratably over future periods as stock options outstanding as of December 31, 2005 vest in accordance with their terms, less any amounts for options forfeited or cancelled.
Basic and diluted net income (loss) attributable to common stockholders per share of common stock
Basic net loss attributable to common stockholders per share of common stock excludes dilution for potential common stock issuances and is computed by dividing net income (loss) attributable to common stockholders by the weighted-average number of shares outstanding for the period. Diluted net income (loss) attributable to common stockholders per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Mandatorily redeemable convertible preferred stock, stock options and warrants were not considered in the computation of diluted net income (loss) attributable to common stockholders per share for the years ended December 31, 2003 and 2004 and for the nine months ended September 30, 2004 and 2005 as their effect is antidilutive. For the year ended December 31, 2002, outstanding stock options to purchase approximately 235,348 shares of common stock were not included in the computation of diluted net income per share because their effect would have been antidilutive since the exercise prices of such stock options were greater than the average share price of the Company’s stock for the applicable period.
Unaudited pro forma net loss attributable to common stockholders per share of common stock
Unaudited pro forma basic net loss attributable to common stockholders per share of common stock is computed by dividing net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period and the number of shares outstanding for the period resulting from the assumed conversion of convertible preferred stock at the beginning of the applicable period. Unaudited pro forma diluted net loss attributable to common stockholders per share gives effect to the assumed conversion of convertible preferred stock, accrued dividends payable in common stock and all potentially dilutive common stock equivalents, including stock options, common stock warrants and preferred stock warrants upon completion of the initial public offering

Iomai Corporation

Notes to financial statements (continued)
contemplated herein. Stock options, common stock warrants and preferred stock warrants were not considered in the computation of pro forma diluted net loss attributable to common stockholders per common share for the year ended December 31, 2004 and the nine months ended September 30, 2005 as their effect is antidilutive. The pro forma adjustments have been computed assuming the initial public offering was consummated at the beginning of the year ended December 31, 2004.
The following table provides a reconciliation of the numerators and denominators used in computing basic and diluted net loss attributable to common stockholders and pro forma net loss attributable to common stockholders:

		Nine months ended
		September 30,
	Year ended
	December 31, 2004	2004	2005

		(unaudited)
Historical:
Numerator:
Net loss	$(15,080,280)	$(10,491,313)	$(11,728,450)
Dividends on and accretion of convertible preferred stock	(5,525,314)	(4,127,670)	(4,161,495)
Carrying value of preferred stock in excess of fair value transferred	—	—	—

Net loss available to common stockholders	$(20,605,594)	$(14,618,983)	$(15,889,945)

		Nine months ended
		September 30,
	Year ended
	December 31, 2004	2005

		(unaudited)
Pro forma (unaudited):
Numerator:
Net loss attributable to common stockholders	$(20,605)	$(15,890)
Dividends on and accretion of convertible preferred stock	5,525	4,162

Pro forma net loss available to common stockholders	$(15,080)	$(11,728)

Iomai Corporation

Notes to financial statements (continued)
The following table reconciles the weighted-average shares outstanding used in the computation of basic and diluted net loss available to common stockholders per share to the unaudited pro forma net loss available to common stockholders:

		Nine months ended
		September 30,
	Year ended
	December 31, 2004	2005

		(unaudited)
Historical:
Denominator:
Weighted-average shares of common stock outstanding—basic and diluted	765,945	782,391
Pro forma (unaudited):
Weighted-average shares of common stock outstanding—basic and diluted	765,945	782,391
Assumed conversion of preferred stock into common stock and accrued dividends payable in common stock	11,101,866	11,101,866

Pro forma weighted average shares of common stock outstanding—basic and diluted	11,867,811	11,884,257

Recent accounting pronouncements
In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), Share-Based Payment (SFAS 123R), which requires all companies to measure compensation cost for all share-based payments at fair value, including employee stock options, effective for the first annual period beginning after December 15, 2005. Since the Company accounts for stock options in accordance with SFAS No. 123, management believes that the adoption of SFAS 123R will have no material impact on its financial statements.

3.	MARKETABLE SECURITIES
Following is a summary of the available-for-sale marketable securities at December 31, 2003 and 2004:

	December 31, 2003

		Gross Unrealized	Gross Unrealized
	Amortized Cost	Gains	Losses	Fair Value

Available for Sale
U.S. Treasury and agency obligations	$29,571,223	$68,748	$(52,212)	$29,587,759
Accrued interest	168,336	—	—	168,336

Total—Marketable securities	$29,739,559	$68,748	$(52,212)	$29,756,095

Restricted Marketable Securities
U.S. Treasury and agency obligations	$594,619	$2,196	$—	$596,815
Accrued interest	19	—	—	19

Total—Restricted marketable securities	$594,638	$2,196	$—	$596,834

Iomai Corporation

Notes to financial statements (continued)

	December 31, 2004

		Gross Unrealized	Gross Unrealized
	Amortized Cost	Gains	Losses	Fair Value

Available for Sale
U.S. Treasury and agency obligations	$15,399,148	$315	$(23,676)	$15,375,787
Accrued interest	79,826	—	—	79,826

Total—Marketable securities	$15,478,974	$315	$(23,676)	$15,455,613

Restricted Marketable Securities
U.S. Treasury and agency obligations	$598,219	$—	$(2,251)	$595,968
Accrued interest	19	—	—	19

Total—Restricted marketable securities	$598,238	$—	$(2,251)	$595,987

The contractual maturities of the Company’s marketable securities and restricted marketable securities were less than one year at December 31, 2004. Actual maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.
The Company’s gross proceeds from maturities of its marketable securities for the years ended December 31, 2002, 2003 and 2004 were $0, $35,438,000 and $32,450,000, respectively.
For these periods, the Company did not realize any gains or losses related to its marketable securities.

4.	ELAN RESTRUCTURING
In October 1998, the Company formed Xairo, a joint venture with Elan International Services, Ltd, a wholly owned subsidiary of Elan. The Company owned 80.1% of Xairo’s capital stock and Elan owned the remaining 19.9%. The purpose of Xairo was to develop product candidates based on the Company’s expertise in TCI and Elan’s expertise in drug delivery.
The Company and Elan funded the expenses of Xairo in proportion to their respective ownership interests. The Company and Elan performed technical and administrative support services and research and development work for Xairo, and Xairo reimbursed each company for the costs incurred in connection with these activities. For the year ended December 31, 2002, the reimbursement that Iomai received from Xairo of $426,514 is reflected in the Company’s statement of operations as reimbursed by related party.
Series A convertible exchangeable preferred stock
In conjunction with the formation of Xairo, the Company issued 2,289 shares of Series A convertible exchangeable preferred stock (Series A Preferred Stock) to Elan for aggregate proceeds of $8,001,000. The Series A Preferred Stock bore a cumulative annual dividend of 7%, which accrued on a daily basis and was added to the carrying amount of the Series A Preferred Stock. At any time prior to October 2004, Elan had the option to exchange all or part of the Series A Preferred Stock, together with accrued dividends in certain circumstances, for all of the shares of capital stock of Iomai Holdings held by the Company.
Convertible notes payable
In October 1998, in conjunction with the formation of Xairo, the Company issued two promissory notes to Elan, which the Company used to fund its and Xairo’s operations. In July 2001, the Company entered into a second financing arrangement with Elan, whereby the Company could borrow

Iomai Corporation

Notes to financial statements (continued)
up to $24.0 million from Elan under a convertible promissory note to fund the Company’s share of Xairo’s budgeted activities through 2003. These financing arrangements accrued interest at the rates between 8% and 10% per year, compounded on a semiannual basis.
In connection with the second financing arrangement, an exchange feature was added to the notes, such that upon certain events, Elan would have been required to tender these notes in exchange for the Company’s common stock. As a result of the exchange feature, a beneficial conversion feature was created as the effective conversion rate at the time the notes were issued was less than the fair market value of the common stock into which the notes could have been converted. The beneficial conversion feature amount was recorded as a discount to the notes, reducing the carrying value. These discounts were accreted over the term of notes using the effective-interest method.
The Company drew down an aggregate principal of $15,322,038 on the notes prior to the Restructuring. All notes were cancelled as part of the Restructuring as of December 4, 2002.
For the year ended December 31, 2002, the Company recorded interest expense under these notes of $1,293,828, including accretion of beneficial conversion discount of $877,862.
Warrant
In connection with financing arrangements, the Company issued Elan a warrant to purchase 29,307 shares of common stock at a per share exercise price of $34.13. The warrants became exercisable in April 2001. The Company recorded the fair value of the warrant as a deferred financing cost. For the year ended December 31, 2002, the Company recorded interest expense of $262,935 related to the amortization of these deferred financing costs. The warrant was cancelled in connection with the Restructuring, and the remaining unamortized portion on the balance sheet, $532,490, was written-off to interest expense.
Restructuring agreement
In connection with the initial closing of the Series C financing in 2002 (see Note 7—Redeemable Preferred Stock), Elan and the Company restructured the joint venture, converting all of Elan’s interest in the Company into shares of Series B Preferred Stock, such that Elan retains only a minority position in the Company.
Under the Restructuring Agreement dated December 4, 2002, Elan exercised its right to exchange all of its Series A Preferred Stock into all of the outstanding stock of Iomai Holdings, which held 30.1% of Xairo’s capital stock. Upon exercise of that right, Elan was obligated to pay the Company under the 2001 agreement $4,630,796 (Make-Whole Amount). Immediately thereafter, Elan transferred to the Company its warrant, all shares of capital stock in Iomai Holdings and its 19.9% interest in Xairo, and all its rights and interest in the Notes in exchange for 14,734,578 shares of Series B Preferred Stock. To facilitate the Series C financing, the Company repaid portions of two Notes that had been assigned by Elan to a qualified special purpose entity by applying the Make-Whole Amount and $1,135,843 from the gross proceeds of the Series C Preferred Stock. Accordingly, upon completion of the Restructuring, Elan’s only ownership interest in the Company consisted of its shares of Series B Preferred Stock.
The Restructuring was accounted for in accordance with APB 29, Accounting for Nonmonetary Exchanges. The fair value of the Series B Preferred Stock was used as the basis for recording the transaction as its fair value could be determined, whereas the fair value of the convertible notes, shares of Xairo and share of Series A Preferred Stock of the Company did not have readily determinable fair values. The fair value of Series B Preferred Stock was allocated to the three instruments exchanged based on the number of shares of Series B Preferred Stock that each instrument converted into.

Iomai Corporation

Notes to financial statements (continued)
The per share fair value of the Series B Preferred Stock was estimated to equal the Series C Preferred Stock, or $0.4421 per share, since both series carry similar preferences and were issued on the same day. The total fair value of the Series B Preferred Stock approximated $6.5 million. The Series B Preferred Stock was issued in exchange for the Series A Preferred Stock, the 19.9% interest in Xairo and the notes.
For purposes allocating the $6.5 million of Series B preferred stock across Elan’s remaining interests, the Company assigned an estimated fair value to each of them based on the pre-money value for the Company and the joint venture immediately prior to the Series C financing. Prior to the restructuring, substantially all of the Company’s interest in the TCI Technology had been licensed exclusively to the joint venture, so effectively all value resided in the joint venture. On this basis, the Company estimated that the fair value of Elan’s 19.9% interest in Xairo’s common shares, and its Series A preferred stock, which was converted into 30.1% of Xairo’s common shares. With respect to the remaining balance owed to Elan under convertible notes, the Company estimated their fair value by assuming that these notes were converted into shares of common stock. At the time of the restructuring, these notes, together with accrued interest, would have been convertible into 244,618 shares of common stock. Using a fair-value of $0.91 per share for the common stock, the notes had an estimated fair value at that time of $222,603. As the warrant to purchase shares of common stock was significantly out of the money at the time of the restructuring, no value was ascribed to it upon its cancellation as part of the exchange.
The amount allocated to the fair value of the consideration received and the related carrying value immediately prior to the Restructuring are summarized as follows:

	Estimated			Allocation of
	fair value		%	Series B	Carrying value	Difference

Convertible notes payable and accrued interest	$222,603	(1)	2.9%	$187,770	$11,407,117	$11,219,347
Acquired 19.9% interest in Xairo	2,985,000	(2)	38.7	2,517,902	—	(2,517,902)
Series A Preferred Stock	4,515,000	(2)	58.4	3,808,485	14,900,494	11,092,009

	$7,722,603		100.0%	$6,514,157	$26,307,611	$19,793,454

(1)	Fair value determined based on number of shares notes were convertible into immediately prior to the Restructuring: 244,618 shares times fair value of $0.91 per share.

(2)	Fair value determined based on equity ownership of Elan times estimated fair value of Xairo at $15 million, based on the Series C financing. Immediately prior to that financing, Elan owned 50% of Xairo through its interest in Xairo (19.9%) and the exchanged Series A preferred stock (30.1%). The estimated fair value was determined as follows:
Acquired 19.9% interest in Xairo = $15,000,000 × 19.9% = $2,985,000
Series A preferred stock = $15,000,000 × 30.1% = $4,515,000
The difference between the allocated fair value and the carrying value of the notes was recorded as an $11,219,347 gain on the discharge of convertible notes payable in accordance with Accounting Principles Board Opinion 26, Early Extinguishment of Debt.
Xairo was principally involved in research. The 19.9% interest acquired from Elan represented an acquisition of in-process research and development. Accordingly, the allocated fair value of the acquired in-process research and development, or $2,517,902, was included in operating expenses.
The difference between the allocated fair value and the carrying value of the shares of Series A Preferred Stock was recorded as an $11,092,009 decrease to the accumulated deficit.
Upon completion of the restructuring, the Company owned 100% of Iomai Holdings and 100% of Xairo, and the only securities held by Elan in the Company and its subsidiaries are shares of Series B

Iomai Corporation

Notes to financial statements (continued)
Preferred Stock. As part of the Restructuring, the Company and Elan gave each other a mutual release and waiver of all rights and obligations accruing as a result of the joint venture through December 4, 2002.
As of December 4, 2002, Elan owed the Company $442,889 to cover Elan’s proportionate share of Xairo’s expenses incurred through November 30, 2002. Accordingly, the Company wrote off that amount for the year ended December 31, 2002.
As part of the Restructuring, the Company and Elan also terminated the relevant portions of an operating agreement and other ancillary agreements that previously gave Elan input or control over the joint venture’s activities.

5.	LONG-TERM DEBT
Notes payable
In September 2003, the Company entered into a loan arrangement with an equipment leasing company to finance up to $5 million for the build-out of the Company’s facility to accommodate (1) a GMP pilot plant for biological and patch manufacturing to support clinical trials and to advance patch formulation and development, and (2) laboratories to support patch formulation and development, as well as small-scale biological research. Under the terms of the loan, the Company was permitted to draw down up to $5 million. The facility was extended through September 2005.
In connection with the loan agreement, the Company entered into a master security agreement under which the Company pledged to the equipment leasing company as collateral (i) a security interest in existing equipment then having a net book value of approximately $416,000, (ii) a security interest in all laboratory/scientific and related manufacturing equipment, together with furniture and computer hardware, financed under the facility, and (iii) marketable securities with a face value of $600,000. As of December 31, 2003 and 2004, the Company had drawn down in total $2,472,920 and $4,375,305, respectively, on the loan agreement.

Iomai Corporation

Notes to financial statements (continued)
The components of notes payable are as follows:

	December 31,

	2003	2004

Promissory Note dated September 26, 2003; 8.93%, maturing March 26, 2007	$1,304,103	$942,201
Promissory Note dated September 26, 2003; 9.03%, maturing September 26, 2007	68,575	52,487
Promissory Note dated December 30, 2003; 9.24%, maturing June 30, 2007	972,256	740,644
Promissory Note dated February 26, 2004; 9.03%, maturing February 26, 2008	—	173,530
Promissory Note dated April 30, 2004; 9.48%, maturing April 30, 2008	—	290,277
Promissory Note dated June 30, 2004; 10.06%, maturing December 30, 2007	—	89,992
Promissory Note dated June 30, 2004; 10.03%, maturing June 30, 2008	—	693,743
Promissory Note dated September 30, 2004; 9.58%, maturing March 30, 2008	—	27,231
Promissory Note dated September 30, 2004; 9.40%, maturing September 30, 2008	—	176,508
Promissory Note dated November 30, 2004; 9.72%, maturing November 30, 2008	—	240,960

Total notes payable	2,344,934	3,427,573
Less current portion of notes payable	(609,602)	(1,119,418)

Long-term portion of notes payable	$1,735,332	$2,308,155

During the nine months ended September 30, 2005, the Company drew down from under its credit facility an additional $419,603 with a 48-month term at an interest rates ranging from 10.31% to 10.46%, and $48,764 with a 42-month term at an interest rates ranging from 10.66% to 10.70%.
The Company has long-term obligations to a related party (see Note 6—Related Party Transactions). Related-party notes payable consist of the following at December 31, 2003 and 2004:

	2003	2004

Related-party note dated June 1, 2001; 14.0%, maturing May 31, 2009	$583,501	$506,067
Related-party note dated May 10, 2004; 12.0%, maturing May 31, 2009	—	793,430
Related-party note dated May 10, 2004; 10.5%, maturing May 31, 2009	—	527,063

Total related-party notes payable	583,501	1,826,560
Less current portion of related-party notes payable	(77,434)	(332,877)

Long-term portion of related-party notes payable	$506,067	$1,493,683

Iomai Corporation

Notes to financial statements (continued)
As of December 31, 2004, scheduled principal repayments on notes payable are as follows:

		Notes Payable from
	Notes Payable	Related Party	Total

Year ending:
2005	$1,119,418	$332,877	$1,452,295
2006	1,228,186	375,453	1,603,639
2007	814,024	423,546	1,237,570
2008	265,945	477,882	743,827
2009 and thereafter	—	216,802	216,802

	$3,427,573	$1,826,560	$5,254,133

6.	RELATED PARTY TRANSACTIONS
The landlord for the Company’s laboratory and office facilities participated in the Series C financing and, therefore, is a related party. Accordingly, the landlord’s financing of the Company’s leasehold improvements has been recorded on the balance sheets as notes payable to related party.
When the Company entered into its original laboratory and office facilities lease agreement with the landlord in 2001, the Company also entered into a participation agreement with the landlord. The agreement provides the landlord with the right to purchase any capital stock of Iomai or any options, warrants, or other securities convertible into Iomai capital stock in each of the Company’s next two rounds of equity financing that raise gross proceeds of at least $1.0 million (subject to certain limitations). The Series C Preferred Stock financing constituted the first of these two rounds. The price at which the landlord can purchase the stock must be as favorable as the price offered to other investors. The landlord’s purchase rights are limited to the lesser of $250,000 aggregate worth of the capital stock or 5% of the Company’s outstanding common stock (on a fully diluted basis). In the Series C financing, the landlord purchased 565,483 shares of Series Preferred Stock for $250,000 in the aggregate (see Note 7—Redeemable Preferred Stock).
Under the terms of the lease agreement, the Company leases its laboratory and office facilities through May 31, 2006, and the Company has a three-year renewal option to extend the term through May 31, 2009. Generally, to the extent that the Company uses any landlord financing for leasehold improvements, the Company must repay such amounts over the remaining term of the lease (assuming exercise of the renewal option), amortized at an agreed-upon interest rate. If the Company does not exercise its three-year renewal option, then it must reimburse the landlord for the unamortized principal portion of any financed leasehold improvements as of the end of the initial lease term.
In June 2001, the landlord financed leasehold improvements of approximately $740,000, which amount is repayable monthly through May 31, 2009 with imputed interest rate of 14%. If the Company does not exercise its three-year renewal option, it must reimburse the landlord approximately $376,000 for the unamortized principal portion of these leasehold improvements.
In 2003, the Company amended its lease agreement to take over the balance of the second floor not already leased by the Company in its building. In conjunction with the lease amendment, the landlord provided the Company with a tenant improvement allowance of $29,010 and agreed to finance a portion of any additional leasehold improvements up to approximately $1.4 million. The $29,010 tenant improvement is classified as a noncurrent asset within the accompanying balance sheet for 2003.
During 2004, the Company drew down from the landlord $1,450,500 to finance leasehold improvements for the build-out of its pilot plant. The repayment commenced in June 2004 and is

Iomai Corporation

Notes to financial statements (continued)
repayable monthly through May 2009 under the following terms: (1) $870,300 of principal at an imputed interest rate of 12%, and (2) $580,200 of principal at an imputed interest rate of 10.5%. If the Company does not exercise its three-year renewal option, it must reimburse the landlord $966,548 for the unamortized principal portion of these leasehold improvements.

7.	REDEEMABLE PREFERRED STOCK
Series C convertible redeemable preferred stock
In December 2002, the Company issued 122,935,926 shares of Series C Redeemable Convertible Preferred Stock (Series C Preferred Stock) for $0.4421 per share for net proceeds of $52,093,856, which includes $60,000 of Series C Preferred Stock issued to an investor for professional fees. In 2003, the Company issued an additional 4,750,056 shares of Series C Preferred Stock at $0.4421 per share for gross proceeds of $2,100,000. In June 2004, the Company issued an additional 1,904,052 shares of Series C Preferred Stock at $0.4421 per share for gross proceeds of $841,781.
The Series C Preferred Stock bears a cumulative annual dividend at a rate of $0.0354 per share, prior and in preference to the Series B Preferred Stock, common stock and any other junior classes of stock.
The Series C Preferred Stock has a liquidation preference equal to the greater of (i) $0.4421 per share increased by an annual implicit growth factor of 20% compounded annually, subject to certain adjustments, plus any declared or accrued and unpaid dividends, and (ii) the amount per share that would have been payable had each such share of Series C Preferred Stock been converted into common stock immediately prior to a liquidation, dissolution, winding up, sale or merger. This liquidation preference is senior to the Series B Preferred Stock, common stock and any other junior class of stock. As of December 31, 2003 and 2004, the aggregate per share liquidation preference of the outstanding shares of Series C Preferred Stock was $0.5748 and $0.7145, respectively, which includes accrued and unpaid dividends of $4,799,302 and $9,353,272, respectively.
Holders of Series C Preferred Stock can elect at any time to convert all or part of the Series C Preferred Stock into shares of the Company’s common stock. The initial conversion rate is one-thirteenth (1/13) of one share of common stock for each share of Series C Preferred Stock, which is adjustable for certain dilutive events, as defined. All Series C Preferred Stock shall automatically be converted into shares of common stock upon closing of a firm commitment underwritten public offering resulting in (i) at least $25 million in gross proceeds to the Company and (ii) listing of the Company’s common stock on the New York Stock Exchange or the NASDAQ National Market. At December 31, 2004, the Company has reserved 9,987,694 shares of common stock for the potential conversion of the Series C Preferred Stock.
Upon proper notice to the Company, holders of Series C Preferred Stock may require the Company to redeem at December 4, 2007, 2008 and 2009 the shares of Series C Preferred Stock then outstanding for an amount equal to the purchase price of $0.4421 per share, subject to certain adjustments, plus any declared or accrued and unpaid dividends; provided, however, the Company shall not have to redeem more than the following respective portions of the Series C Preferred Stock held by any requesting stockholder as of the applicable dates:

Maximum Portion of Shares of
Redemption Date	Series C Stock to be Redeemed

December 4, 2007	33%
December 4, 2008	66%
December 4, 2009	All outstanding shares of Series C Preferred Stock

Iomai Corporation

Notes to financial statements (continued)
Each share of Series C Preferred Stock is entitled to the number of votes equal to the number of shares of common stock into which such shares are then convertible.
Series C preferred stock warrants
In connection with the Series C Preferred Stock financing, the Company issued to its placement agent warrants to purchase 250,000 shares of Series C Preferred Stock at an exercise price of $0.4421 per share. The fair value of the warrants of $60,000 was recorded as a reduction to the Series C preferred stock. The fair value was estimated using the Black-Scholes option-pricing model assuming a risk-free interest rate of 2.79%, dividend yield of 0%, volatility of 60.0%, and expected term of approximately five years. The Company accreted $12,000 of the Series C warrants to the Series C Preferred Stock in 2003 and 2004, and will continue accretion through the redemption date.

8.	STOCKHOLDERS’ DEFICIT
Series B convertible preferred stock
In connection with the closing of the Series C Preferred Stock financing, the Company issued 14,734,578 shares of Series B Convertible Preferred Stock (Series B Preferred Stock) to a subsidiary of Elan as part of the unwinding of a pre-existing joint venture (see Note 4—Elan Restructuring).
The Series B Preferred Stock bears a cumulative annual dividend at a rate of $0.0354 per share, prior and in preference to the common stock and any other junior classes of stock.
The Series B Preferred Stock has a liquidation preference equal to the greater of (i) $0.4421 per share, subject to certain adjustments, plus any declared or accrued and unpaid dividends, and (ii) the amount per share that would have been payable had each such share of Series B Preferred Stock been converted into common stock immediately prior to a liquidation, dissolution, winding up, sale or merger. This liquidation preference is prior and in preference to the common stock and any other junior classes of stock. As of December 31, 2003 and 2004, the aggregate per share liquidation preference of the outstanding shares of Series B Preferred Stock was $0.4421, plus accrued and unpaid dividends of $560,188 and $1,081,793, respectively.
Holders of Series B Preferred Stock can elect at any time to convert all or part of the Series B Preferred Stock into shares of the Company’s common stock. The initial conversion rate is one-thirteenth (1/13) of one share of common stock for each share of Series B Preferred Stock, which is adjustable for certain dilutive events, as defined. All Series B Preferred Stock shall automatically be converted into shares of common stock upon closing of a firm commitment underwritten public offering resulting in (i) at least $25 million in gross proceeds to the Company and (ii) listing of the Company’s common stock on the New York Stock Exchange or the NASDAQ National Market. At December 31, 2004, the Company has reserved 1,133,429 shares of common stock for the potential conversion of Series B Preferred Stock.
Each share of Series B Preferred Stock is entitled to the number of votes equal to the number of shares of common stock into which such shares are then convertible.
Stock Options
1998 Stock Option Plan
In 1998, the Company adopted a stock option plan (the 1998 Plan) and reserved one million shares of common stock pursuant to the 1998 Plan. Incentive stock awards are granted with an exercise price equal to the fair market value of the Company’s stock on the date of grant. Nonstatutory options are granted with an exercise price at not less than 85% of the fair market value of the Company’s stock on the date of grant. The options expire 10 years from the date of grant.

Iomai Corporation

Notes to financial statements (continued)
1999 Stock Option Plan
In August 1999, the Company adopted the 1999 Stock Incentive Plan (the 1999 Plan). The 1999 Plan currently provides for the issuance of restricted common stock, stock options or the direct award of common stock, for up to 2,001,584 shares. Incentive stock awards are required to be granted with an exercise price equal to the estimated fair market value of the Company’s stock on the date of grant. Nonstatutory options are granted with an exercise price at not less than 85% of the fair market value of the Company’s stock on the date of grant. The 1999 Plan options expire 10 years from the date of grant.
In January 2003, the 1999 Plan was amended to increase the number of shares of Common Stock available for issuance under the 1999 Plan from 423,076 shares to 1,476,923 shares. In September 2003, the 1999 Plan was further amended to increase the number of shares of Common Stock available for issuance under the 1999 Plan by an additional 524,661 shares to 2,001,584 shares, in the aggregate.
Prior to 2003, the Company accounted for its stock option plan under APB 25 and related Interpretations. Accordingly, no compensation was recorded for stock options because the Company utilized the intrinsic value method and granted options with an exercise price equal to the current stock price. Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS No. 123, as amended by SFAS No. 148, using the prospective adoption method (see Note 2). Under the prospective method of adoption selected by the Company under the provisions of SFAS 148, the recognition provisions were applied to all employee awards granted, modified or settled after January 1, 2003. Therefore, the Company began to recognize compensation based on the fair value of the options at the date of grant using the Black-Scholes model.
On January 23, 2003, the Company repriced options exercisable into 186,203 shares of common stock with a weighted average exercise price of $40.12. At the date of modification, these options were repriced to the then estimated fair value of the Company’s common stock of $0.91 per share. Under SFAS 123, a repricing is treated no differently than any other modification. That is, incremental compensation cost is recognized for the excess of fair value of the modified award over the value of the original option immediately before its terms are modified. The incremental cost from the repricing was $72,315, of which $47,212 was recognized immediately as this amount related to fully vested options on the repricing date.

Iomai Corporation

Notes to financial statements (continued)
Additional information with respect to all stock option plan activity is summarized as follows:

		Weighted-Average
	Shares	Exercise Price

Outstanding at December 31, 2001	220,079	$36.40
Granted	19,961	47.45
Exercised	—	—
Forfeited	(4,692)	47.45

Outstanding at December 31, 2002	235,348	37.18

Exercisable at December 31, 2002	142,795	32.24

Granted	1,279,354	0.91
Exercised	(6,923)	0.91
Forfeited	(186,699)	39.78

Outstanding at December 31, 2003	1,321,080	1.82

Exercisable at December 31, 2003	181,148	7.28

Granted	277,491	0.91
Exercised	(7,596)	0.91
Forfeited	(28,076)	0.91

Outstanding at December 31, 2004	1,562,899	1.69

Exercisable at December 31, 2004	468,854	3.25

The following table summarizes information about stock options outstanding under both option plans at December 31, 2004.

	Options Outstanding
				Options Exercisable
		Weighted-Average
Range of	Number	Remaining Contractual	Weighted-Average	Number	Weighted-Average
Exercise Prices	Outstanding	Life—Years	Exercise Price	Exercisable	Exercise Price

$ 0.91	1,513,480	8.1	0.91	420,012	0.91
5.85	769	9.9	5.85	192	5.85
16.25—22.75	32,692	3.4	20.80	32,692	20.80
28.99—34.19	15,957	4.6	32.11	15,957	32.11

	1,562,899			468,854

The weighted-average fair value of options granted during the years ended December 31, 2002, 2003, and 2004 was $25.22, $0.52, and $0.52, respectively, utilizing the following weighted-average assumptions:

	December 31,

	2002	2003	2004

Expected dividend yield	0%	0%	0%
Expected volatility	60%	55%	56%
Risk-free interest rate	2.79%	2.88%	3.03%
Expected average life of options	5 years	4.8 years	5 years
In June 2003, the Company issued a consultant options to purchase 3,230 shares of common stock for services to be performed over a three-year period ending May 31, 2006. The fair value of the options

Iomai Corporation

Notes to financial statements (continued)
on the date of grant was $2,100. The expense that the Company ultimately will recognize is contingent upon the value of the underlying common stock.
In November 2004, the Company issued a consultant options to purchase 769 shares of common stock for services to be performed over a four-month period ending March 15, 2005. The fair value of the options on the date of grant was $200. The expense that the Company ultimately will recognize is contingent upon the value of the underlying common stock.
The Company recognized the following stock option compensation expense for the years ended:

	December 31,

	2003	2004

Employees and directors	$48,172	$152,928
Non-employee consultants	408	777

	$48,580	$153,705

Stock warrants
In connection with a financing arrangement with Oxford to finance the build-out of the Company’s facility (see Note 5—Long-Term Debt), the Company issued to Oxford warrants to purchase up to 16,529 shares of common stock over a six-year period at a per share exercise price of $5.75. The exact number of shares will be equal to 1.9% of the maximum principal amount loaned to the Company by Oxford divided by the exercise price; however, in no event shall the aggregate number of warrants exceed 16,529 shares. For the years ended December 31, 2003 and 2004, the Company issued warrants of 8,175 and 6,289, with fair values of $1,063 and $818, respectively.

9.	COMMITMENTS AND CONTINGENCIES
The Company leases laboratory and office facilities and scientific equipment under operating lease agreements. For the years ended December 31, 2002, 2003, and 2004, rent expense was $317,396, $482,718, and $601,391, respectively.
Future minimum payments under capital leases and noncancelable operating lease obligations at December 31, 2004 are as follows:

	Capital	Operating	Total

2005	$14,805	$495,196	$510,001
2006	5,408	210,164	215,572
2007	1,352	1,925	3,277
2008		625	625
Thereafter	—	—	—

Total minimum lease payments	21,565	$707,910	$729,475

Less: amount representing interest	(2,411)

Present value of minimum lease payments	19,154
Less: current portion of capital lease obligation	(13,074)

Long-term portion	$6,080

At December 31, 2002, 2003, and 2004, the Company had commitments for capital expenditures relating primarily to the expansion of the Company’s facilities of approximately $0, $3.6 million, and $0, respectively.

Iomai Corporation

Notes to financial statements (continued)
On October 26, 2005, the Company amended its lease to extend the term by seven years from May 2006 to May 2013. In connection with the lease extension, the Company renegotiated with the landlord the terms of the financing for the build-out of its pilot plant, which financing is recorded as notes payable to related party on the balance sheet, and agreed to lease an approximately 8,000 square feet of additional space in the Company’s current building. Effective as of June 1, 2006, the then-remaining balance owing to the landlord under this financing, which is expected to total $1,342,719, will be amortized over the seven-year extension period at a rate of 10.5%. This change will result in monthly payment of approximately $22,639 through May 2013, as opposed to the current monthly payment of approximately $44,689, which was being amortized through May 2009. In addition, the Company now has the right to prepay this debt obligation at any time upon four months’ notice to the landlord.
Also, effective June 1, 2006, the Company’s annual base rent for its existing space will be reduced from approximately $500,000 to approximately $455,000. With respect to the expansion space of approximately 8,000 square feet, the Company will pay approximately $27,000 during the first 5 months of 2006 and then beginning June 1, 2006, the annual base rent for this space will adjust to approximately $116,000. All base rents will be subject to minimum rent escalation of 3.5%.
License agreement with the Walter Reed Army Institute of Research (WRAIR)
On April 6, 2001, the Company entered into an Amended and Restated License Agreement with WRAIR (the WRAIR Agreement). The WRAIR Agreement grants an exclusive license to Iomai for its TCI technology as of December 15, 1997. The Company paid a license issuance fee of $150,000, annual license fees of $15,000 and additional fees upon certain milestones.
The Company may terminate the WRAIR Agreement at any time after 60 days’ notice to WRAIR without WRAIR’s consent. In 2002, 2003, and 2004, the Company expensed $20,000, $0, and $0, respectively, in milestone payments to WRAIR. No royalty payments have been made to WRAIR under the license.
In conjunction with the WRAIR Agreement, the Company issued 57,500 shares of common stock to WRAIR in 2001. These shares are held in escrow by an unrelated third party under a Voting Trust and Escrow Agreement, which provides economic benefit to WRAIR but removes WRAIR from any voting control or direct influence over the Company’s operations. The fair value of the shares of common stock was charged to research and development upon issuance.
In addition, the Company issued a put option (Put Option) to WRAIR related to the 57,500 shares of common stock. The put price will be the greater of $34.19 per share or the then fair market value at the date of exercise (Put Price). The Put Option may be exercised immediately should the Company fail to pay any amounts under the WRAIR Agreement or at any time after April 6, 2004. In the event that the Company is unable to purchase the shares once the Put Option is exercised by WRAIR, the Company will deliver a subordinated convertible promissory note (the Convertible Note) for the amount of the aggregate Put Price. The outstanding principal amount due under the Convertible Note would be due in full on the fifth anniversary of the issue date. Interest would accrue at prime rate plus 3% per annum. The Put Option will remain in effect as long as the 57,500 shares of common stock remain in trust or until a public offering of the Company’s common stock, as defined.
In addition, the Company and WRAIR entered into a Cooperative Research and Development Agreement (CRADA) on April 6, 2001, to conduct research aimed at optimization of the transcutaneous vaccine delivery systems and other novel vaccines through preclinical and clinical studies using available antigens or through collaborative agreements. The CRADA was amended in October 2001. For the years ended December 31, 2002, 2003, and 2004, the Company paid WRAIR $23,749, $1,562, and $0, respectively. This agreement expired on December 31, 2004.

Iomai Corporation

Notes to financial statements (continued)

10.	INCOME TAXES
For the years ending December 31, 2002, 2003, and 2004, there is no current provision for federal or state income taxes. The deferred tax benefit has been entirely offset by valuation allowances.
The Company’s net deferred tax asset consists of the following:

	December 31,

	2003	2004

NOL carryforward	$9,418,541	$14,889,823
Research and development credit carryforward	780,039	1,149,824
Deferred temporary differences	672,854	283,867
Valuation allowance	(10,871,434)	(16,323,514)

Net deferred tax asset	$—	$—

The net operating loss carryforwards of approximately $39.6 million will begin to expire in the year 2017 if unused. The use of the Company’s net operating loss carryforwards may be restricted due to changes in Company ownership. The Company paid no income taxes in 2002, 2003, and 2004.
The provision for income taxes differs from the amount of taxes determined by applying the U.S. federal statutory rate to loss before provision for income taxes as a result of the following:

	Year ended December 31,

	2002	2003	2004

Federal tax at statutory rates	34.0%	34.0%	34.0%
State taxes, net of federal benefit	4.6	4.6	4.6
Research and development credit	(15.3)	(1.7)	(2.5)
Permanent difference	6.8	(0.1)	(0.1)
Change in valuation allowance	(30.1)	(36.8)	(36.0)

Provision for income taxes	0.0%	0.0%	0.0%

11.	EMPLOYEE BENEFIT PLAN
The Company maintains a defined contribution plan (the 401(k) Plan) qualified under Section 401(k) of the Internal Revenue Code. The 401(k) Plan covers substantially all employees. Under the 401(k) Plan, employees may make elective salary deferrals and the Company provides for a 50% matching of qualified deferrals, up to a maximum of 6%. During the years ended December 31, 2002, 2003, and 2004, the Company made matching contributions of approximately $61,063, $101,988, and $122,883, respectively.

Iomai Corporation

Notes to financial statements (continued)

12.	QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
Quarterly financial information for the years ended December 31, 2003 and 2004 is presented in the following tables:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

Year ended December 31, 2003
Revenue	$187,971	$311,238	$605,080	$496,748
Income (loss) from operations	(3,167,233)	(4,026,244)	(3,246,801)	(4,638,506)
Net income (loss)	(3,058,122)	(3,913,496)	(3,149,205)	(4,581,187)
Net income (loss) per share, basic and diluted	$(4.03)	$(5.12)	$(4.12)	$(5.99)

Year ended December 31, 2004
Revenue	676,404	1,036,097	531,671	100,601
Income (loss) from operations	(3,494,362)	(2,837,814)	(4,316,508)	(4,561,430)
Net income (loss)	(3,400,363)	(2,737,780)	(4,353,170)	(4,588,967)
Net income (loss) per share, basic and diluted	$(4.45)	$(3.58)	$(5.68)	$(5.97)

13.	SUBSEQUENT EVENTS
Reverse stock split
All share and per share amounts have been retroactively adjusted to give effect to a 1-for-13 reverse stock split effected on December 2, 2005.

PART II

Information not required in prospectus

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
The following table sets forth the expenses to be incurred in connection with the issuance and distribution of the securities registered under this Registration Statement, other than underwriting discounts and commissions. All such expenses are estimates except for the SEC registration fee, the NASD filing fee, and The NASDAQ National Market listing fee. The following expenses will be borne solely by the Registrant.

SEC Registration Fee	$10,152
NASD Filing Fee	10,500
NASDAQ National Market Listing Fee	105,000
Printing and Engraving Expenses	300,000
Legal Fees and Expenses	1,000,000
Accounting Fees and Expenses	350,000
Transfer Agent and Registrar Fees	20,000
Miscellaneous Expenses	200,000

Total	$1,995,652

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS
Section 145 of the Delaware General Corporation Law permits, in general, a Delaware corporation to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation) by reason of the fact that he or she is or was a director or officer of the corporation, or served another business enterprise in any capacity at the request of the corporation, against liability incurred in connection with such proceeding, including the estimated expenses of litigating the proceeding to conclusion and the expenses actually and reasonably incurred in connection with the defense or settlement of such proceeding, if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, in criminal actions or proceedings, additionally had no reasonable cause to believe that his or her conduct was unlawful. A Delaware corporation’s power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit, provided that no indemnification shall be provided in such actions in the event of any adjudication of negligence or misconduct in the performance of such person’s duties to the corporation, unless a court believes that in light of all the circumstances indemnification should apply. Section 145 of the Delaware General Corporation Law also permits, in general, a Delaware corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or served another entity in any capacity at the request of the corporation, against liability incurred by such person in such capacity, whether or not the corporation would have the power to indemnify such person against such liability.
The Registrant’s Third Amended and Restated Certificate of Incorporation and Second Amended and Restated Bylaws implement the indemnification and insurance provisions permitted by Section 145 of the Delaware General Corporation Law by providing that:

➢	The Registrant shall indemnify any person that was or is a party to any proceeding by reason of the fact that he or she is or was a director or officer of the Registrant or served another business enterprises at the Registrant’s request, to the fullest extent permitted by the Delaware General Corporation Law;

PART II

➢	The Registrant shall advance expenses, as incurred, to its directors and officers in connection with defending a proceeding for which the Registrant is required to provide indemnification, provided that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification for such expenses;

➢	The Registrant will not be obligated to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the Registrant’s board of directors or brought to enforce a right to indemnification;

➢	The Registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is not required by law;

➢	The Registrant is authorized to obtain insurance to protect its directors and officers against liability, whether or not the Registrant would have the power to indemnify such person against such liability; and

➢	The Registrant may not retroactively amend its charter provisions to reduce its indemnification obligations to directors and officers.
In addition, as permitted by Section 102 of the Delaware General Corporation Law, the Registrant’s Third Amended and Restated Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of their fiduciary duty as directors to the fullest extent permitted by the Delaware General Corporation Law.
These indemnification provisions may be sufficiently broad to permit indemnification of the Registrant’s directors and officers for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.
Pursuant to the Underwriting Agreement to be filed as Exhibit 1 to this Registration Statement, the underwriters have agreed to indemnify the Registrant’s directors, officers, and controlling persons against certain civil liabilities that may be incurred in connection with the offering of securities pursuant to this Registration Statement (including certain liabilities under the Securities Act) as a result of any statement or omission in this Registration Statement, in the related prospectus, in any preliminary prospectus, or in any amendment or supplement thereto, in each case to the extent that the statement or omission was made in reliance upon and in conformity with written information furnished by the underwriters expressly for use therein.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES
The following information is furnished with regard to all securities sold by the Registrant within the past three years which were not registered under the Securities Act:

1. From January 1, 2002 through December 31, 2005, the Registrant issued options to purchase 1,824,109 shares of its common stock to its employees, consultants and directors with a range of exercise prices from $0.91 to $47.45 per share.

2. From March 5, 2003 to December 31, 2005, the Registrant issued 38,169 shares of common stock upon the exercise of stock options to its employees, consultants and directors.

3. On December 4, 2002, the Registrant issued (i) 115,019,165 shares of Series C preferred stock for aggregate consideration of $50,847,973 to a group of venture capital funds and other institutional investors that were accredited investors, and (ii) a warrant to purchase 250,000 shares of Series C preferred stock to the placement agent for the offering described in the preceding clause (i).

4. On December 4, 2002, the Registrant issued 14,734,578 shares of Series B preferred stock to Elan International Services, Ltd. (“EIS”) in exchange for (i) 2,288.5714 shares of Series A

PART II

preferred stock held by EIS and (ii) common shares of subsidiaries of the Registrant that were subsequently merged into the Registrant.

5. From December 16, 2002 through April 29, 2003, the Registrant sold 12,666,817 shares of Series C preferred stock for aggregate consideration of $5,600,000 to institutional investors and a common stockholder of the Registrant.

6. On June 30, 2004 the Registrant sold 1,904,052 shares of Series C preferred stock for aggregate consideration of $841,781 to common stockholders of the Registrant that were accredited investors or were otherwise permitted to invest pursuant to Section 4(2) of the Securities Act.

7. On September 26, 2003, the Registrant issued a warrant to purchase up to 16,529 shares of common stock to a provider of equipment financing to the Registrant that was an accredited investor.
None of these transactions involved any underwriters, underwriting discounts or commissions, or any public offering. The securities referenced in clauses (1) and (2) were issued in reliance on the exemption from registration provided by Rule 701 under the Securities Act as securities issued pursuant to certain compensatory benefit plans and contracts relating to compensation. The securities referenced in clauses (3) through (7) were issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the stock certificates and instruments issued in such transactions. All recipients either received adequate information or had access, through their employment or other relationships with the registrant, to such information about the Registrant.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES
(a)     Exhibits
      See Exhibit Index beginning on page II-6 of this registration statement.
(b)     Financial Statement Schedules
       None.

ITEM 17.	UNDERTAKINGS
(a)     Insofar as indemnification by the Registrant for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
(b)     The undersigned registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to

PART II

Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(c)     The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Signatures
Pursuant to the requirements of the Securities Act of 1933 (the “Securities Act”), the Registrant has duly caused this Pre-effective Amendment No. 5 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in City of Gaithersburg, Maryland on January 20, 2006.

IOMAI CORPORATION

By:	/s/ Russell P. Wilson

Russell P. Wilson
Senior Vice President and Chief Financial Officer
Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in their capacities on the dates indicated.

		Title	Date
Name

/s/ Stanley C. Erck Stanley C. Erck		Chief Executive Officer and Director (Principal Executive Officer)	January 20, 2006

/s/ Russell P. Wilson Russell P. Wilson		Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	January 20, 2006

* James Barrett		Director, Chairman of the Board	January 20, 2006

* R. Gordon Douglas		Director	January 20, 2006

* Richard Douglas		Director	January 20, 2006

* Jeff Himawan		Director	January 20, 2006

* James Young		Director	January 20, 2006

* By:	/s/ Russell P. Wilson Russell P. Wilson Attorney-in-Fact

Exhibit index

Exhibit
Number			Description of Exhibit

1		—	Form of Underwriting Agreement dated , 2006 between Iomai Corporation and the underwriters named therein.
3	.1.1	—	Second Amended and Restated Certificate of Incorporation.
3	.1.2	—	Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation.
3	.1.3	—	Third Amended and Restated Certificate of Incorporation to be effective upon completion of this offering.
3	.2.1	—	Amended and Restated By-laws.
3	.2.2	—	Second Amended and Restated By-laws to be effective upon completion of this offering.
4.1		—	Specimen Stock Certificate.
4.2		—	Grant of Put Option dated April 6, 2001 by Iomai Corporation to the Walter Reed Army Institute of Research as representative of the United States of America.
4.3		—	Option Agreement dated December 4, 2002 by and between Iomai Corporation and Elan Corporation, plc.
4.4		—	Stock Purchase Warrant dated December 4, 2002 issued by Iomai Corporation to Friedman Billings Ramsey & Co., Inc.
4	.5.1	—	Investor Rights Agreement dated December 4, 2002 among Iomai Corporation and the individuals specified in Exhibit A thereto.
4	.5.2	—	Amendment to the Investor Rights Agreement dated March 27, 2003 among Iomai Corporation and the Purchasers listed on the signature pages thereto.
4	.5.3	—	Amendment to Investor Rights Agreement and Consent dated May 30, 2003 among Iomai Corporation and the Purchasers listed on the signature pages thereto.
4	.5.4	—	Amendment to Investor Rights Agreement and Consent dated December 1, 2005 among Iomai Corporation and the purchasers listed on the signature pages thereto.
4.6		—	Registration Rights Agreement dated April 6, 2001 by and between Iomai Corporation and MDBIO, Inc. as trustee for and on behalf of the Walter Reed Army Institute of
			Research, a representative of the United States of America.
4.7		—	Registration Rights Agreement dated March 30, 1999 by and between Iomai Corporation and Maryland Health Care Product Development Corporation.
4.8		—	Registration Rights Agreement dated July 18, 2000 by and between Iomai Corporation and Eiicha Ida.
4.9		—	Registration Rights Agreement dated July 18, 2000 by and between Iomai Corporation and Yuichi Suzuki.
4.10		—	Registration Rights Agreement dated July 18, 2000 by and between Iomai Corporation and Toshiro Osoegawa.
4.11		—	Registration Rights Agreement dated August 15, 2000 by and between Iomai Corporation and CZ Venture Operations, Inc.
4.12		—	Registration Rights Agreement dated January 4, 2001 by and between Iomai Corporation and Alexandria Real Estate Equities, L.P.
5		—	Opinion of Ropes & Gray LLP.

Exhibit index

Exhibit
Number			Description of Exhibit

9.1		—	Voting Trust and Escrow Agreement dated April 6, 2001 between Iomai Corporation and MdBio, Inc., as trustee for and on behalf of Walter Reed Army Institute of Research, a representative of the United States of America.
10.1		—	Employment Agreement dated May 18, 2002 between Iomai Corporation and Stanley Erck, as amended October 25, 2002.**
10	.1.1	—	Amendment No. 2, dated December 1, 2005, to the Employment Agreement between Iomai Corporation and Stanley Erck.**
10.2		—	1998 Stock Option Plan, as amended January 16, 2002.**
10	.3.1	—	1999 Stock Incentive Plan.**
10	.3.2	—	Form of Incentive Stock Option Agreement.**
10	.3.3	—	Form of Nonqualified Stock Option Agreement.**
10.4		—	2005 Incentive Plan.**
10.5		—	2006 Employee Stock Purchase Plan.**
10.6		—	Terms of Non-Employee Director Compensation.**
10.7		—	Amended and Restated License Agreement dated April 6, 2001 by and between Iomai Corporation and the Walter Reed Army Institute of Research as representative of the United States of America.+
10.8		—	Form of Subordinated Convertible Promissory Note issued by Iomai Corporation to the Walter Reed Army Institute of Research as representative of the United States of America.
10.9		—	Commercial License Agreement dated June 30, 2005 by and between Iomai Corporation and Dow Global Technologies Incorporated.+
10	.10.1	—	Master Security Agreement dated September 26, 2003 by and between Iomai Corporation and Oxford Finance Corporation.
10	.10.2	—	Form of Promissory Note issued by Iomai Corporation to Oxford Finance Corporation together with schedule identifying dates, principal amounts and interest rates of all outstanding promissory notes.
10	.11.1	—	Lease Agreement dated December 18, 2000 by and between Iomai Corporation and ARE-20/22/1300 Firstfield Quince Orchard, LLC.
10	.11.2	—	First Amendment to Lease dated November 29, 2001 by and between Iomai Corporation and ARE-20/22/1300 Firstfield Quince Orchard, LLC.
10	.11.3	—	Second Amendment to Lease dated April 14, 2003 by and between Iomai Corporation and ARE-20/22/1300 Firstfield Quince Orchard, LLC.
10	.11.4	—	Third Amendment to Lease dated August 28, 2003 by and between Iomai Corporation and ARE-20/22/1300 Firstfield Quince Orchard, LLC.
10	.11.5	—	Fourth Amendment to Lease dated October 26, 2005 by and between Iomai Corporation and ARE 20/22/1300 Firstfield Quince Orchard, LLC.
10	.11.6	—	Letter Agreement amending Fourth Amendment to Lease dated January 3, 2006 by and between Iomai Corporation and ARE 20/22/1300 Firstfield Quince Orchard, LLC.
10.12		—	Form of change in Control Agreement, between Iomai Corporation and certain officers.**
21		—	Subsidiaries of Iomai Corporation. None.
23.1		—	Consent of Ernst & Young LLP. Filed herewith.
23.2		—	Consent of Ropes & Gray LLP (included in Exhibit 5).

Exhibit index

Exhibit
Number		Description of Exhibit

24.1	—	Power of Attorney (included on signature page of the Registration Statement when initially filed).
24.2	—	Power of Attorney for James Barrett.

**	Indicates a management contract or compensatory plan.

+	Confidential Treatment Requested Under 17 C.F.R. §§ 200.80(b)(4) and 230.406. The confidential portions of this exhibit have been omitted and are marked by an asterisk. The confidential portions have been filed separately with the Securities and Exchange Commission pursuant to the Confidential Treatment Request.